GLADSTONE COMMERCIAL

2008 ANNUAL REPORT





GLADSTONE COMMERCIAL CORPORATION

is a real estate investment trust, or REIT, that seeks to invest in and own net leased industrial and commercial real property and selectively make long-term industrial and commercial mortgage loans. As of December 31, 2008, we owned 65 properties totaling 6,329,956 square feet located in 20 states. These properties consist primarily of office, warehouse, industrial, commercial, medical and manufacturing facilities.

Our principal investment objectives are to generate cash from rents and interest payments to us so that we can make monthly distributions to our stockholders. Our primary strategy to achieve our investment objectives is to invest in and own a diversified portfolio of leased industrial and commercial real estate that we believe will produce stable cash payments to us and increase in value over time. We expect to sell some of our real estate assets from time to time when we determine that doing so would be advantageous. We also expect to occasionally make mortgage loans secured by income-producing commercial or industrial real estate, which may have some form of equity participation.

Gladstone Commercial is a public real estate investment company traded on Nasdaq. The common stock trades under the trading symbol GOOD. The preferred stocks trade under the symbols GOODP and GOODO.

We Pay Monthly Distributions to Stockholders

WE CURRENTLY OWN THREE TYPES OF COMMERCIAL AND INDUSTRIAL REAL ESTATE PROPERTIES:

1 Real estate leased to tenants with small and medium-sized unrated businesses as well as larger rated businesses in some instances. Our target market companies are normally too small to have ratings similar to larger public companies.

2 Real estate occupied by companies controlled by buyout funds. We are very familiar with the leveraged buyout business and are comfortable owning these real estate properties occupied by such tenants.

3 Real estate purchased from and leased back to businesses that are seeking to raise capital from the sale of their real estate so that they can invest the proceeds of the sale of their real estate into their business.

We are managed by Gladstone Management Corporation, our Adviser, whose principal offices are located at 1521 Westbranch Drive, McLean, Virginia 22102, a suburb of Washington, DC. Our Adviser also has offices in New York, New York; Pittsburgh, Pennsylvania; Chicago, Illinois; Morristown, New Jersey; Dallas, Texas; Richmond, Virginia; and Atlanta, Georgia.

Selected Financial Data

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
OPERATING DATA:					
Total operating revenue	$ 40,910,998	$ 32,793,539	$ 25,945,546	$ 12,881,506	$ 4,191,329
Total operating expenses	(19,391,922)	(15,821,630)	(14,067,096)	(7,185,040)	(3,276,735)
Other (expense) income	(16,570,753)	(10,940,394)	(8,521,419)	(2,185,509)	614,659
Income from continuing operations	4,948,323	6,031,515	3,357,031	3,510,957	1,529,253
Discontinued operations	(35,376)	108,714	1,015,797	90,988	94,675
Net income	$ 4,912,947	$ 6,140,229	$ 4,372,828	$ 3,601,945	$ 1,623,928
Distributions attributable to preferred stock	(4,093,750)	(4,093,750)	(2,186,890)	—	—
Net income available to common stockholders	$ 819,197	$ 2,046,479	$ 2,185,938	$ 3,601,945	$ 1,623,928
SHARE AND PER SHARE DATA:					
Earnings per weighted average common share—basic					
Income from continuing operations (net of distributions attributable to preferred stock)	$ 0.10	$ 0.23	$ 0.15	$ 0.46	$ 0.20
Discontinued operations	0.00	0.01	0.13	0.01	0.01
Net income available to common stockholders	$ 0.10	$ 0.24	$ 0.28	$ 0.47	$ 0.21
Earnings per weighted average common share—diluted					
Income from continuing operations (net of distributions attributable to preferred stock)	$ 0.10	$ 0.23	$ 0.14	$ 0.46	$ 0.20
Discontinued operations	0.00	0.01	0.13	0.01	0.01
Net income available to common stockholders	$ 0.10	$ 0.24	$ 0.27	$ 0.47	$ 0.21
Weighted average common shares outstanding—basic	8,565,149	8,565,264	7,827,781	7,670,219	7,649,855
Weighted average common shares outstanding—diluted	8,565,149	8,565,264	7,986,690	7,723,220	7,708,534
Cash distributions declared per common share	$ 1.50	$ 1.44	$ 1.44	$ 0.96	$ 0.48
SUPPLEMENTAL DATA:					
Net income available to common stockholders	$ 819,197	$ 2,046,479	$ 2,185,938	$ 3,601,945	$ 1,623,928
Real estate depreciation and amortization, including discontinued operations	12,704,641	10,528,458	8,349,474	3,651,119	973,345
Less: Gain on sale of real estate, net of taxes paid	—	(78,667)	(1,106,590)	—	—
Funds from operations available to common stockholders[1]	13,523,838	12,496,270	9,428,822	7,253,064	2,597,273
Ratio of earnings to combined fixed charges and preferred distributions[2]	1.0x	1.1x	1.1x	2.4x	60.8x
BALANCE SHEET DATA:					
Real estate, before accumulated depreciation	$390,562,138	$340,500,406	$243,713,542	$165,043,639	$ 61,251,455
Total assets	$429,098,785	$378,902,689	$315,766,022	$207,046,954	$105,585,094
Mortgage notes payable, term loan and borrowings under the line of credit	$286,611,173	$226,520,471	$154,494,438	$105,118,961	$ —
Total stockholders' equity	$130,495,260	$142,368,068	$152,224,176	$ 98,948,536	$102,692,693
Total common shares outstanding	8,563,264	8,565,264	8,565,264	7,672,000	7,667,000

(1) *Funds from operations is a relative non-GAAP (generally accepted accounting principles in the United States) supplemental measure of operating performance of an equity REIT in order to recognize that income producing real estate historically has not depreciated on the basis determined under GAAP. For a reconciliation of funds from operations to net income, see the enclosed Annual Report on Form 10-K for the year ended December 31, 2008.*

(2) *"Earnings" consist of net income from continuing operations before fixed charges. "Fixed charges" consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest.*

Cash Distributions Per Share
(in dollars)


$0.48
$0.96
$1.44
$1.44
$1.50
'04
'05
'06
'07
'08

Funds from Operations
(dollars in millions)


$2.6
$7.3
$9.4
$12.5
$13.5
'04
'05
'06
'07
'08

Total Assets
(dollars in millions)


$105.6
$207.0
$315.8
$378.9
$429.1
'04
'05
'06
'07
'08

2008 was a good year for our Company. We were able to increase the number of properties we own, increase our revenue and improve our results from operations. We also believe we have positioned our Company well to weather the current recession.

2008 RESULTS

Our 2008 year-end results demonstrate that we continue to grow our portfolio with new investments and add value to existing investments. However, we were disappointed by the credit and equity markets' impact on the pace of our acquisitions. The difficulties of these markets and other factors caused us to decline a large potential acquisition during the fourth quarter of 2008 resulting in the write off of the associated due diligence expenses. Despite these very challenging times, our current portfolio's strength is demonstrated by the fact that all of our properties are fully leased and all of our tenants and borrowers were paying as agreed at year end. Highlights from our 2008 performance include:

- Increased Funds from Operations ("FFO") to $13.5 million, or $1.58 per share, an increase of 8.2% over 2007;
- Increased the weighted average yield on our portfolio to 9.63% in 2008 from 9.55% in 2007;
- Extended the terms of the leases on 3 of our properties; and
- Acquired 6 properties for approximately $53.6 million and made capital improvements to 3 properties for approximately $2.2 million, resulting in a total investment of $55.8 million, increasing our portfolio to 65 properties with a total net book value of approximately $407 million.

As of year end, we were leveraged at approximately $2.20 of debt for each $1.00 of equity, which we consider to be very conservative. Our line of credit matures in December 2009, however, we intend to exercise our option to extend the term through December 2010. In addition, no balloon payments are due under our mortgage notes payable until 2010, and the $48.0 million mortgage note that matures in 2010 has three annual extension options through 2013. So we believe we are in better shape with our maturing debt than many other REITs.

Our results also enabled us to maintain our monthly distribution at $0.125 per share of common stock, or $1.50 per year during 2008. After the year end, the board declared a monthly distribution of $0.125 per share of common stock for each of the months comprising the first quarter of 2009.

As an owner of real estate we are required to record depreciation on our properties. This depreciation and other items shelter some of our distributions from taxes and in 2008 approximately 90.7%, or $1.36, of the distributions on our common stock was considered a tax-free return of capital. While part of the distribution is tax-free, this return of capital will reduce stockholders' cost basis in the stock, which will likely result in a larger capital gain tax when the stock is sold. Please consult your tax adviser for complete details.

THE ECONOMY

We saw the United States enter into a recession in 2008, and conditions within the global credit markets and the U.S. real estate credit markets in particular continue to experience historic levels of dislocation and stress. The economic downturn and the disruptions in the capital markets have increased the cost of, and decreased our ability to obtain, new debt and equity capital. The current economic conditions make it difficult to price and finance new investment opportunities on attractive terms. We do not know when market conditions will stabilize, if adverse conditions will intensify or the full extent to which the disruptions will affect us. The U.S. government has several programs that are expected to help the real estate mortgage market but it is too early to tell if they will fix the problem.



from left to right:
David Gladstone
Terry Lee Brubaker
George "Chip" Stelljes III

Our ability to make new investments is dependent upon external financing. Our principal external financing sources generally include the issuance of equity securities, the issuance of long-term mortgages secured by properties and borrowings under our line of credit. Recent market conditions have affected the trading price of our common stock. As a result, equity financing is not currently an attractive alternative. In addition, the market for long-term mortgages has frozen as the collateralized mortgage-backed securities, or CMBS, market has disappeared. With the closure of the CMBS market, many banks are not lending on commercial real estate as they are no longer able to sell these loans to the CMBS market and many banks are not willing or able to keep these loans on their balance sheets. We are now seeing banks only willing to issue medium-term mortgages, between 2 to 5 years, at substantially less favorable terms. As a result, we intend to focus on medium-term mortgages until the market for long-term mortgages returns. Our ability to increase the availability under our line of credit is dependent upon us pledging additional properties as collateral.

We believe that under current market conditions, debt and equity capital is likely to be costly and difficult for us to access during 2009. As long as this is the case, our near-term strategy has become somewhat dependent upon retaining capital and building the value of our existing portfolio of properties by reviewing and renegotiating existing leases and making capital improvements to our properties. We continue to consider new investments, but on a very selective basis, as we do not believe that sellers' pricing expectations have fully adjusted to current market realities.

We are very proud of the accomplishments that Gladstone Commercial has achieved over the past year and we remain optimistic about our outlook for 2009. While we have no control over the stock market and the price it sets on our stock, preservation of the monthly distribution we make to stockholders is central to our operating strategy.

We thank you for your continued support.

David Gladstone, *Chairman*

Terry Lee Brubaker, *Vice Chairman*

Chip Stelljes, *President*

IN 2008...

We completed the acquisition of six properties for a total investment of $53.6 million.

Our FFO was approximately $13.5 million, or $1.58 per diluted weighted average share, an 8.2% increase as compared to approximately $12.5 million, or $1.46 per diluted weighted average share, one year ago.



Sun Rich





1
9100

PERFORMANCE MEASUREMENT COMPARISON[1]

The following graph shows the total stockholder return on an investment of $100 in cash on December 31, 2003 for (i) our common stock, (ii) the Standard and Poor's 500 Index (the "S&P 500") and (iii) the NAREIT Composite Index (the "NAREIT Index"). All values assume reinvestment of the full amount of all distributions.

Comparison Cumulative Total Return on Investment *(in dollars)*



GOOD
S&P 500
NAREIT INDEX
$250
225
200
175
150
125
100
75
50
25
0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
GOOD	$100.00	$103.79	$106.93	$140.43	$131.89	$70.82
S&P 500	$100.00	$110.88	$116.33	$134.70	$142.10	$89.53
NAREIT Index	$100.00	$130.41	$141.22	$189.73	$155.90	$97.69

(1) This section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language contained in any such filing.

FORM 10-K

GLADSTONE COMMERCIAL CORPORATION

2008 ANNUAL REPORT



GLADSTONE COMMERCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 0-50363

GLADSTONE COMMERCIAL CORPORATION

(Exact name of registrant as specified in its charter)

MARYLAND	02-0681276
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1521 WESTBRANCH DRIVE, SUITE 200
MCLEAN, VIRGINIA 22102
(Address of principal executive office)

(703) 287-5800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.001 per share	NASDAQ Global Market
7.75% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share	NASDAQ Global Market
7.50% Series B Cumulative Redeemable Preferred Stock, par value $0.001 per share	NASDAQ Global Market
(Title of Each Class)	*(Name of exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No☒.

Indicate by check if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ Smaller Reporting Company ☐.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒ .

The aggregate market value of the voting stock held by non-affiliates of the registrant on June 30, 2008, based on the closing price on that date of $17.33 on the Nasdaq Global Select Market, was $138,123,098. For the purposes of calculating this amount only, all directors and executive officers of the registrant have been treated as affiliates.

The number of shares of the registrant's Common Stock, $0.001 par value, outstanding as of February 20, 2009 was 8,563,264.

Documents Incorporated by Reference: Portions of the registrant's Proxy Statement relating to the Registrant's 2009 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report.

GLADSTONE COMMERCIAL CORPORATION
FORM 10-K FOR THE YEAR ENDED
DECEMBER 31, 2008

TABLE OF CONTENTS

Forward-Looking Statements

All statements contained herein, other than historical facts, may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933(the "Securities Act"), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as "may," "might," "believe," "will," "provided," "anticipate," "future," "could," "growth," "plan," "intend," "expect," "should," "would," "if," "seek," "possible," "potential," "likely" or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) further adverse changes in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker, or George Stelljes III; (4) changes in our business strategy; (5) availability, terms and deployment of capital, including the ability to maintain and borrow under our existing line of credit, arrange for long-term mortgages on our properties, secure one or more additional long-term credit facilities, and to raise equity capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; and (8) those factors described in the "Risk Factors" section of this Form 10-K. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Form 10-K.

Item 1. Business

Overview

Gladstone Commercial Corporation (which we refer to as "we," "us," or the "Company,") is a real estate investment trust, or REIT, that was incorporated under the General Corporation Laws of the State of Maryland on February 14, 2003 primarily for the purpose of investing in and owning net leased industrial and commercial real property and selectively making long-term industrial and commercial mortgage loans. Most of our portfolio of real estate we currently own is leased to a wide cross section of tenants ranging from small businesses to large public companies, many of which are corporations that do not have publicly rated debt. We have in the past entered into, and intend in the future to enter into, purchase agreements for real estate having triple net leases with terms of approximately 10 to 15 years and built in rental increases. Under a triple net lease, the tenant is required to pay all operating, maintenance and insurance costs and real estate taxes with respect to the leased property. We currently own a total of 65 properties and hold one mortgage loan.

We conduct substantially all of our activities, including the ownership of all of our properties, through Gladstone Commercial Limited Partnership, a Delaware limited partnership that we refer to as our Operating Partnership. We control our Operating Partnership through our ownership of GCLP Business Trust II, a Massachusetts business trust, which is the general partner of our Operating Partnership, and of GCLP Business Trust I, a Massachusetts business trust, which currently holds all of the limited partnership units of our Operating Partnership. We expect that our Operating Partnership may issue limited partnership units from time to time in exchange for industrial and commercial real property. Limited partners who hold limited partnership units in our Operating Partnership will be entitled to redeem these units for cash or, at our election, shares of our common stock on a one-for-one basis at any time.

Our Operating Partnership is also the sole member of Gladstone Lending, LLC, which we refer to as Gladstone Lending. Gladstone Lending is a Delaware limited liability company that was formed to hold all of our real estate mortgage loans.

Significant Recent Developments

Investment Activities: During the year ended December 31, 2008, we acquired six properties totaling approximately 756,000 square feet, for a total gross investment of approximately $53.6 million, and made capital improvements to our properties located in Newburyport, Massachusetts; Arlington, Texas and Duncan, South Carolina for approximately $2.2 million, resulting in a total investment of approximately $55.8 million. Of the total investment, $49.3 million was funded under our line of credit and the remaining $6.5 million was funded under a long-term note payable with GE Commercial Mortgage Financial Corporation, or GE, assumed in connection with an acquisition.

Financing Activities: During the year ended December 31, 2008, we had net borrowings under our line of credit of approximately $7.1 million with approximately $11.5 million outstanding at December 31, 2008. The proceeds from the line of credit were used to fund the six acquisitions during the year and to fund capital improvements to our properties. In September 2008, we borrowed approximately $48.0 million pursuant to a long-term note payable with GE, collateralized by security interests in 15 of our properties. The proceeds from the long-term note payable were used to pay down the line of credit.

Our Investment Objectives and Our Strategy

Our principal investment objectives are to generate income from rental properties and, to a much lesser extent, mortgage loans, which we use to fund our continuing operations and to pay out monthly cash distributions to our stockholders. We intend to grow the distribution to stockholders over time, and to increase the value of our common stock. Our primary strategy to achieve our investment objectives is to invest in and own a diversified portfolio of leased industrial and commercial real estate that we believe will produce stable cash flow and increase in value. We expect to sell some of our real estate assets from time to time when our external adviser, Gladstone Management Corporation, which we refer to as our Adviser, determines that doing so would be advantageous to us and our stockholders. We also expect to occasionally make mortgage loans secured by income-producing commercial or industrial real estate, which loans may have some form of equity participation.

Our strategy includes the use of leverage so that we may make more investments than would otherwise be possible in order to maximize potential returns to stockholders. We are not limited with respect to the amount of leverage that we may use for the acquisition of any specific property. We intend to use non-recourse mortgage financing that will allow us to limit our loss exposure on any property to the amount of equity invested in such property. However, the market for long-term mortgages has frozen as the CMBS, or collateralized mortgage backed securities, market has disappeared. With the recent closure of the CMBS market, many banks are not lending on commercial real estate as they are no longer able to sell these loans to the CMBS market and many banks are not willing or able to keep these loans on their balance sheets. We are now seeing banks only willing to issue medium-term mortgages, between 2 to 5 years, at substantially less favorable terms. As a result, we intend to focus on medium-term mortgages until the market for long-term mortgages returns.

Investment Policies and Policies with Respect to Certain Activities

Types of Investments

Overview

We intend that substantially all of our investments will be generated from the ownership of income-producing real property or, to a much lesser extent, mortgage loans secured by real property. We expect that the vast majority of our investments will be structured as net leases, but if a net lease would have an adverse impact on a potential tenant, or would otherwise be inappropriate for us, we may structure our investment as a mortgage loan. Investments are not restricted as to geographical areas, but we expect that most of our investments in real estate will be made within the continental United States. Some of our investments may also be made through joint ventures that would permit us to own interests in large properties without restricting the diversity of our portfolio. Our stockholders are not afforded the opportunity to evaluate the economic merits of our investments or the terms of any dispositions of properties. See "*Risk Factors—Our success depends on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.*"

We anticipate that we will make substantially all of our investments through our Operating Partnership and Gladstone Lending. Our Operating Partnership and Gladstone Lending may acquire interests in real property or mortgage loans in exchange for the issuance of limited partnership units, for cash or through a combination of both. Units issued by our Operating Partnership will be redeemable for cash or, at our election, shares of our common stock on a one-for-one basis at any time. However, we may in the future also conduct some of our business and hold some of our interests in real properties or mortgage loans through one or more wholly-owned subsidiaries, each classified as a qualified REIT subsidiary, or QRS.

Property Acquisitions and Net Leasing

To date a majority of our properties have been purchased from owners that have leased their properties to non-affiliated tenants, and while we have engaged in some transactions with tenants who have consummated sale-leaseback transactions, this is not the dominant portion of our portfolio. We expect that some of our sale-leaseback transactions will be in conjunction with acquisitions, recapitalizations or other corporate transactions affecting our tenants. In these transactions, we may act as one of several sources of financing for these transactions by purchasing one or more properties from the tenant and by net leasing it to the tenant or its successor in interest. For a discussion of the risks associated with leasing property to leveraged tenants, see "*Risk Factors—Highly leveraged tenants or borrowers may be unable to pay rent or make mortgage payments, which could adversely affect our cash available to make distributions to our stockholders.*"

In limited circumstances, we have granted tenants an option to purchase the leased property, and we anticipate granting these options to select tenants in the future. In these cases, we generally seek to fix the option purchase price at the greater of our purchase price for the property and the fair market value of the property at the time the option is exercised.

Our portfolio consists primarily of single-tenant commercial and industrial real property, however, we also consider multi-tenant commercial and industrial properties. We have not in the past and do not anticipate that in the future we will invest in residential properties. Generally, we lease properties to tenants that our Adviser deems creditworthy under leases that will be full recourse obligations of our tenants or their affiliates. In most cases, our leases will be "triple net leases" that require the tenant to pay all the operating costs, costs of maintenance, insurance and real estate taxes on the property. We seek to obtain lease terms of approximately 10 to 15 years with built-in rental increases.

Investments in Mortgage Loans

Although we expect such investments to be made sparingly, we may elect to structure our investment in a particular property as a mortgage loan secured by the property in situations where a standard net lease transaction would have an adverse tax impact on the seller of a property or would otherwise be inappropriate for us. We anticipate that most of our lending transactions will be loans secured by industrial or commercial property. We have not in the past and do not anticipate in the future we will invest in residential mortgages. Our Adviser will attempt to structure mortgage loans in a manner that would provide us with current income substantially similar to that which we could expect to receive had the investment been structured as a net lease transaction.

To the extent that we invest in mortgage loans, we will generally originate those loans. However, we may also purchase mortgage loans from other lenders if such transactions are consistent with our investment objectives. Our Adviser will service the mortgage loans in our portfolio by monitoring the collection of monthly principal and interest payments on our behalf. From time to time, we may sell mortgage loans that we hold to third parties.

Underwriting Criteria, Due Diligence Process and Negotiating Lease Provisions

We consider underwriting the real estate and the tenant for the property (or the borrower in the case of a mortgage loan) to be the most important aspects of making an investment. Evaluating the creditworthiness of the tenant or borrower and its ability to generate sufficient cash flow to make payments to us pursuant to the lease or the mortgage loan is the most important aspect of our underwriting procedures. In analyzing potential acquisitions of properties and leases, our Adviser reviews all aspects of the potential transaction, including tenant and real estate fundamentals, to determine whether potential acquisitions and leases can be structured to satisfy our acquisition criteria. The criteria listed below provide general guideposts that our Adviser may consider when underwriting leases and mortgage loans:

- *Credit Evaluation.* Our Adviser evaluates each potential tenant for its creditworthiness, considering factors such as management experience, industry position and fundamentals, operating history and capital structure. A prospective tenant that is deemed creditworthy does not necessarily mean that we will consider the tenant's property to be "investment grade." Our Adviser seeks tenants that range from small businesses, many of which do not have publicly rated debt, to large public companies. Our Adviser's investment professionals have substantial experience in locating and financing these types of companies. By leasing properties to these tenants, we believe that we will generally be able to charge rent that is higher than the rent charged to tenants with unleveraged balance sheets and recognized credit, thereby enhancing current return from these properties as compared with properties leased to companies whose credit potential has already been recognized by the market. Furthermore, if a tenant's credit does improve, the value of our lease or investment will likely increase (if all other factors affecting value remain unchanged). In evaluating a possible investment, we believe that the creditworthiness of a prospective tenant is normally a more significant factor than the unleased value of the property itself. While our Adviser selects tenants it believes to be creditworthy, tenants are not required to meet any minimum rating established by an independent credit rating agency. Our Adviser's standards for determining whether a particular tenant is creditworthy vary in accordance with a variety of factors relating to specific prospective tenants. The creditworthiness of a tenant is determined on a tenant by tenant and case by case basis. Therefore, general standards for creditworthiness cannot be applied.

- *Leases with Increasing Rent.* Our Adviser seeks to include a clause in each lease that provides for annual rent escalations over the term of the lease. These increases will generally be fixed, however certain leases are tied to increases in indices such as the consumer price index.

- *Diversification.* Our Adviser attempts to diversify our portfolio to avoid dependence on any one particular tenant, facility type, geographic location or tenant industry. By diversifying our portfolio, our Adviser intends to reduce the adverse effect on our portfolio of a single under-performing investment or a downturn in any particular industry or geographic region. Total rental income consisted of the following tenant industry classifications as of December 31, 2008 and December 31, 2007:

Industry Classification	December 31, 2008 Rental Income		December 31, 2008 Percentage of Rental Income	December 31, 2007 Rental Income		December 31, 2007 Percentage of Rental Income
Automobile	$	1,166,654	2.9%	$	1,166,654	3.7%
Beverage, Food & Tobacco		2,079,113	5.2%		1,284,210	4.1%
Buildings and Real Estate		2,013,515	5.1%		1,226,196	3.9%
Chemicals, Plastics & Rubber		2,452,628	6.2%		1,853,217	5.9%
Containers, Packaging & Glass		2,288,909	5.8%		2,232,221	7.1%
Diversified/Conglomerate Manufacturing		3,165,747	8.0%		2,478,816	7.9%
Diversified/Conglomerate Services		308,105	0.8%		308,105	1.0%
Electronics		6,165,789	15.5%		5,699,152	18.1%
Healthcare, Education & Childcare		5,719,016	14.4%		2,463,808	7.8%
Home & Office Furnishings		529,743	1.3%		169,223	0.5%
Insurance		722,866	1.8%		722,866	2.3%
Machinery		2,241,752	5.7%		1,442,223	4.6%
Oil & Gas		1,152,443	2.9%		1,152,443	3.7%
Personal & Non-Durable Consumer Products		1,355,061	3.4%		1,166,453	3.7%
Personal, Food & Miscellaneous Services		575,006	1.4%		575,006	1.8%
Printing & Publishing		2,293,103	5.8%		2,007,554	6.4%
Telecommunications		5,446,338	13.8%		5,521,150	17.5%
	$	39,675,788	100.0%	$	31,469,297	100.0%

- *Property Valuation.* The business prospects and the financial strength of the tenant are important aspects of the evaluation of any sale and leaseback of property, or acquisition of property subject to a net lease, particularly a property that is specifically suited to the needs of the tenant. We generally require quarterly unaudited and annual audited financial statements of the tenant in order to continuously monitor the financial performance of the property. We evaluate the financial capability of the tenant and its ability to perform per the terms of the lease. We may also examine the available operating results of prospective investment properties to determine whether or not projected rental levels are likely to be met. We then compute the value of the property based on historical and projected operating results. In addition, each property that we propose to purchase will be appraised by an independent appraiser. These appraisals may take into consideration, among other things, the terms and conditions of the particular lease transaction, the quality of the tenant's credit and the conditions of the credit markets at the time the lease transaction is negotiated. The appraised value may be greater than the construction cost or the replacement cost of a property, and the actual sale price of a property, if we resell the property in the future, may be greater or less than its appraised value. We generally limit our property acquisition cost or value to between $3 million and $30 million

- *Properties Important to Tenant Operations.* Our Adviser generally seeks to acquire investment properties that are essential or important to the ongoing operations of the prospective tenant. We believe that these investment properties provide better protection in the event a tenant becomes bankrupt, since leases on properties essential or important to the operations of a bankrupt tenant are typically less likely to be rejected in the bankruptcy or otherwise terminated.

- *Lease Provisions that Enhance and Protect Value.* When appropriate, our Adviser attempts to include provisions in our leases that require our consent to specified tenant activity or require the tenant to satisfy specific operating tests. These provisions may include, for example, operational or financial covenants of the tenant, as well as indemnification of us by the tenant against environmental and other contingent liabilities. We believe that these provisions serve to protect our investments from changes in the operating and financial characteristics of a tenant that may impact its ability to satisfy its obligations to us or that could reduce the value of our properties. We generally also seek covenants requiring tenants to receive our consent prior to any change in control of the tenant.

- *Credit Enhancement.* Our Adviser may also seek to enhance the likelihood of a tenant's lease obligations being satisfied through a cross-default with other tenant obligations, a letter of credit or a guaranty of lease obligations from each tenant's corporate parent. We believe that this type of credit enhancement, if obtained, provides us with additional financial security.

Underwriting of the Real Estate and Due Diligence Process

In addition to underwriting the tenant or borrower, we also underwrite the real estate to be acquired or secured by one of our mortgages. On our behalf, our Adviser performs a due diligence review with respect to each property, such as evaluating the physical condition of a property, zoning and site requirements to ensure the property is in conformance with all zoning regulations as well as an environmental site assessment, in an attempt to determine potential environmental liabilities associated with a property prior to its acquisition, although there can be no assurance that hazardous substances or wastes (as defined by present or future federal or state laws or regulations) will not be discovered on the property after we acquire it. See "*Risk Factors—Potential liability for environmental matters could adversely affect our financial condition.*"

Our Adviser also reviews the structural soundness of the improvements on the property and may engage a structural engineer to review all aspects of the structures in order to determine the longevity of each building on the property. This review normally also includes the components of each building, such as the roof, the electrical wiring, the heating and air-conditioning system, the plumbing, parking lot and various other aspects such as compliance with state and federal building codes.

Our Adviser also physically inspects the real estate and surrounding real estate as part of determining the value of the real estate. All of our Adviser's due diligence is aimed at arriving at a valuation of the real estate under the assumption that it was not rented to the tenant we are considering. As part of this process, our Adviser may consider one or more of the following items:

- The comparable value of similar real estate in the same general area of the prospective property. In this regard, comparable property is hard to define since each piece of real estate has its own distinct characteristics. But to the extent possible, comparable property in the area that has sold or is for sale will be used to determine if the price being paid for the property is reasonable. The question of comparable properties' sale prices is particularly relevant if a property might be sold by us at a later date.

- The comparable real estate rental rates for similar properties in the same area of the prospective property.

- Alternative property uses that may offer higher value.

- The cost of replacing the property if it were to be sold.

- The assessed value as determined by the local real estate taxing authority.

In addition, our Adviser supplements its valuation with a real estate appraisal in connection with each investment that we consider. When appropriate, our Adviser may engage experts to undertake some or all of the due diligence efforts described above.

Additional Investment Considerations

Terms of Mortgage Loans

Some of the mortgage loans that we may make, purchase or otherwise acquire in the future, in addition to providing for base interest at a fixed or variable rate, may allow us to participate in the economic benefits of any increase in the value of the property securing repayment of the loan as though we were an equity owner of a portion of the property. In addition, it is possible that participation may take other forms where our Adviser deems participation available or otherwise appropriate, provided that such participation does not jeopardize our REIT tax status. The form and extent of our participation, if any, will vary with each transaction depending on factors such as credit support provided by the borrower, the interest rate on our mortgage loans and the anticipated and actual cash flow from the underlying real property. Our mortgage loans may include first mortgage loans, leasehold mortgage loans or conventional mortgage loans without equity enhancements. We have not in the past, nor do we intend in the future to make or invest in sub-prime mortgage loans.

Except as described below, any mortgage loan in our portfolio will generally be secured by real property with a demonstrable income-producing potential as well as a security interest in personal or mixed property connected with the real property.

In the event that we make or invest in a mortgage loan, we will generally require a mortgagee's title insurance policy or commitment as to the lien priority of a mortgage or the condition of title in connection with each mortgage loan. We also may obtain an independent appraisal for underlying real property, that our Adviser may consider when determining whether or not to make or invest in a particular mortgage loan. In making mortgage loans that, when combined with existing loans that are on a parity with or senior to our mortgage loan, exceed 85% of the appraised value of any underlying real property, our Adviser considers additional underwriting criteria such as the net worth of the borrower, the borrower's credit rating, if any, the anticipated cash flow of the borrower, any additional collateral or other credit enhancements provided by the borrower or its affiliates and other factors our Adviser deems appropriate. Where we think it is appropriate we may make mortgage loans that are subordinated to a first mortgage on a property. For example, if the property is subject to an economic development loan as a first mortgage at a particularly low interest rate, we may make a second mortgage loan on the property. However, we will not make a second mortgage loan on any property that we would not consider owning, subject to the existing senior financing, and leasing to the tenant.

From time to time, we may purchase mortgage loans, including loans being sold at a discount, from banks and other financial institutions if the subject property otherwise satisfies our underwriting criteria.

Other Investments

We may invest up to an aggregate of 10% of our net equity in unimproved or non-income-producing real property and in "equity interests." "Equity interests" are defined generally to mean stock, warrants or other rights to purchase the stock of, or other equity interests in, a tenant of a property, an entity to which we lend money or a parent or controlling person of a borrower or tenant, and we will not acquire equity interests in any entity other than in connection with a lease or mortgage loan transaction. We anticipate that equity interests will not exceed 5% of our net equity in the aggregate, and we will not make any such investment in equity interests if such investment would adversely affect our qualification as a REIT for tax purposes. To the extent that we hold equity interests in tenants or borrowers, we anticipate that they will generally be "restricted securities" as defined in Rule 144 under the Securities Act. Under this rule, we may be prohibited from reselling the equity securities without limitation until we have fully paid for and held any such securities for one year. The issuer of equity interests in which we invest may never register these interests under the federal securities laws, since any decision of an issuer to register its securities may depend on any number of factors, including the success of its operations.

We will generally invest in unimproved or non-income-producing property only when our Adviser believes that such property will appreciate in value or will increase the value of an adjoining or neighboring property that we own.

We might use taxable REIT subsidiaries to acquire or hold property, including equity interests, that may not be deemed to be REIT-qualified assets. Taxable REIT subsidiaries are taxed as ordinary corporations and any taxes paid by such entity will reduce cash available to us for payment of distributions to our stockholders.

Temporary Investments

Our working capital and other reserves are invested in permitted temporary investments. Our Adviser evaluates the relative risks and rates of return, our cash needs and other appropriate considerations when making short-term investments on our behalf. The rates of return of permitted temporary investments may be less than or greater than what would be obtainable from real estate investments.

If at any time the character of our investments would cause us to be deemed to be an "investment company" for purposes of the Investment Company Act of 1940, which we refer to as the 1940 Act, we will take the necessary action to ensure that we are not deemed to be an "investment company." Our Adviser will continually review our investment activity and the composition of our portfolio to ensure that we do not come within the application of the 1940 Act. If we were to be deemed an investment company under the 1940 Act, it would result in penalties and substantial additional operating costs.

Qualified REIT Subsidiaries

While we intend to conduct substantially all of our activities through our Operating Partnership and Gladstone Lending, we may also form one or more wholly-owned qualified REIT subsidiaries, or QRSs, to purchase properties. These QRSs would be formed for the sole purpose of acquiring a specific property or properties located in one or more states and would have organizational documents that are substantially similar in all relevant ways to our organizational documents and comply with all applicable state securities laws and regulations.

Joint Ventures

In the future, we may also enter into joint ventures, partnerships and other mutual arrangements with real estate developers, property owners and others for the purpose of obtaining an equity interest in a property in accordance with our investment policies. Joint venture investments could permit us to own interests in large properties without unduly restricting the diversity of our portfolio. We will not enter into a joint venture to make an investment that we would not otherwise be permitted to make on our own. We expect that in any joint venture the cost of structuring joint investments would be shared ratably by us and the other participating investors.

Use of Leverage

Non-recourse Financing

Our strategy is to use long-term mortgage borrowings as a financing mechanism in amounts that we believe will maximize the return to our stockholders. As discussed above in *Our Investment Objectives and Our Strategy*, long-term mortgages are currently unavailable to us, and we will focus on medium-term mortgages until the market returns. Currently, all of our long-term mortgage borrowings are structured as non-recourse to us, and we intend to structure any medium-term mortgages in the same manner, with limited exceptions that would trigger recourse to us only upon the occurrence of certain fraud, misconduct, environmental or bankruptcy events. The use of non-recourse financing allows us to limit our exposure to the amount of equity invested in the properties pledged as collateral for our borrowings. Non-recourse financing generally restricts a lender's claim on the assets of the borrower and, as a result, the lender generally may look only to the property securing the debt for satisfaction of the debt. We believe that this financing strategy, to the extent available, protects our other assets. However, we can provide no assurance that non-recourse financing will be available on terms acceptable to us, or at all, and there may be circumstances where lenders have recourse to our other assets. There is no limitation on the amount we may borrow against any single investment property.

We believe that, by operating on a leveraged basis, we will have more funds available and, therefore, will make more investments than would otherwise be possible if we operated on a non-leveraged basis. We believe that this will result in a more diversified portfolio and maximize potential returns to our stockholders. We may refinance properties during the term of a loan when we believe it is advantageous.

Recourse Financing

Borrowings under our $95.0 million short-term line of credit, which is secured by those properties pledged to the borrowing base under the line of credit, and our $20.0 million short-term loan are both recourse financing, which means that our lenders have a claim against our assets. We currently intend to use our existing line of credit as a warehouse line of credit whereby we borrow on a short-term basis until long-term financing can be arranged. Our $20.0 million short-term loan matures in June 2009, and we intend to repay this loan from borrowings under our line of credit. Our line of credit matures in December 2009, however, we intend to exercise our option to extend the term for an additional year, through December 2010.

Other Investment Policies

Working Capital Reserves

We may establish a working capital reserve, which we would anticipate to be sufficient to satisfy our liquidity requirements. Our liquidity could be adversely affected by unanticipated costs, greater-than-anticipated operating expenses or cash shortfalls in funding our distributions. To the extent that the working capital reserve is insufficient to satisfy our cash requirements, additional funds may be produced from cash generated from operations or through short-term borrowings. In addition, subject to limitations described in this report, we may incur indebtedness in connection with:

- the acquisition of any property;
- the refinancing of the debt upon any property; or
- the leveraging of any previously unleveraged property.

For additional information regarding our borrowing strategy, see "*Investment Policies and Policies with Respect to Certain Activities—Use of Leverage.*"

Holding Period for and Sale of Investments; Reinvestment of Sale Proceeds

We intend to hold each property we acquire for an extended period. However, circumstances might arise which could result in the early sale of some properties if, in the judgment of our Adviser, the sale of the property is in the best interest of us and our stockholders.

The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of all relevant factors, including prevailing economic conditions, with a view to achieving maximum capital appreciation. The selling price of a property which is subject to a net lease will be determined in large part by the amount of rent payable under the lease, the remaining term of the lease, and the creditworthiness of the tenant. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received by us in connection with any such sale, which could cause us to delay required distributions to our stockholders.

The terms of any sale will be dictated by custom in the area in which the property being sold is located and the then-prevailing economic conditions. A decision to provide financing to any purchaser would be made only after an investigation into and consideration of the same factors regarding the purchaser, such as creditworthiness and likelihood of future financial stability, as are undertaken when we consider a net lease or mortgage loan transaction.

We may continually reinvest the proceeds of property sales in investments that either we or our Adviser believe will satisfy our investment policies.

Investment Limitations

There are numerous limitations on the manner in which we may invest our funds, which unless otherwise noted below, may be amended or waived by the Board of Directors at anytime. The Board of Directors has adopted a policy that we will not:

- invest in real property owned by our Adviser, any of its affiliates or any business in which our Adviser or any of its subsidiaries have invested except that we may lease property to existing and prospective portfolio companies of current or future affiliates, such as Gladstone Capital Corporation, Gladstone Investment Corporation and entities advised by our Adviser, so long as that entity does not control the portfolio company and the transaction is approved by both companies' board of directors (this policy may not be changed without the approval of our stockholders);

- invest in commodities or commodity futures contracts, with this limitation not being applicable to futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in properties and making mortgage loans;

- invest in contracts for the sale of real estate unless the contract is appropriately recorded in the chain of title;

- invest in any individual property with a cost in excess of 20% of our total assets at the time of investment;

- make investments in unimproved property or indebtedness secured by a deed of trust or mortgage loans on unimproved property in excess of 10% of our total assets. "Unimproved real property" is property which has the following three characteristics:

    - the property was not acquired for the purpose of producing rental or other operating income;

    - no development or construction is in process on the property; and

    - no development or construction on the property is planned in good faith to commence on the property within one year of acquisition;

- issue equity securities on a deferred payment basis or other similar arrangement;

- issue debt securities in the absence of adequate cash flow to cover debt service;

- issue "redeemable securities" as defined in Section 2(a)(32) of the 1940 Act;

- grant warrants or options to purchase shares of our stock to our Adviser or its affiliates;

- engage in trading, as compared with investment activities, or engage in the business of underwriting, or the agency distribution of, securities issued by other persons;

- acquire securities in any company holding investments or engaging in activities prohibited in the foregoing clauses; or

- make or invest in mortgage loans that are subordinate to any mortgage or equity interest of any of our affiliates.

Conflict of Interest Policy

We have adopted policies to reduce potential conflicts of interest. In addition, our directors are subject to certain provisions of Maryland law that are designed to minimize conflicts. However, we cannot assure you that these policies or provisions of law will reduce or eliminate the influence of these conflicts.

Under our current conflict of interest policy, without the approval of a majority of our disinterested directors, we will not:

- acquire from or sell to any of our officers, directors or employees, or any entity in which any of our officers, directors or employees has an interest of more than 5%, any assets or other property;

- borrow from any of our directors, officers or employees, or any entity in which any of our officers, directors or employees has an interest of more than 5%; or

- engage in any other transaction with any of our directors, officers or employees, or any entity in which any of our directors, officers or employees has an interest of more than 5% (except that our Adviser may lease office space in a building that we own, provided that the rental rate under the lease is determined by our independent directors to be at a fair market rate).

Our policy also prohibits us from purchasing any real property owned by or co-investing with our Adviser, any of its affiliates or any business in which our Adviser or any of its subsidiaries have invested, except that we may lease property to existing and prospective portfolio companies of current or future affiliates, such as Gladstone Capital Corporation or Gladstone Investment Corporation and other entities advised by our Adviser, so long as that entity does not control the portfolio company and the transaction is approved by both companies' board of directors. If we decide to change this policy on co-investments with our Adviser or its affiliates, we will seek our stockholders' approval.

Future Revisions in Policies and Strategies

Our independent directors periodically review our investment policies to evaluate whether they are in the best interest of us and our stockholders. Our investment procedures, objectives and policies may vary as new investment techniques are developed or as regulatory requirements change, and except as otherwise provided in our bylaws or articles of incorporation, may be altered by a majority of our directors (including a majority of our independent directors) without the approval of our stockholders, to the extent that our board of directors determines that such modification is in the best interest of our stockholders. Among other factors, developments in the market which affect the policies and strategies described in this report or which change our assessment of the market may cause our board of directors to revise our investment policies and strategies.

Our Adviser and Administrator

Our business is managed by our Adviser, Gladstone Management Corporation. The officers, directors and employees of our Adviser have significant experience in making investments in and lending to businesses of all sizes, including investing in real estate and making mortgage loans. We have entered into an advisory agreement with our Adviser under which our Adviser is responsible for managing our assets and liabilities, for operating our business on a day-to-day basis and for identifying, evaluating, negotiating and consummating investment transactions consistent with our investment policies as determined by our Board of Directors from time to time. Our Adviser also has a wholly-owned subsidiary, Gladstone Administration, LLC, or the Administrator, which employs our chief financial officer, chief compliance officer, treasurer and their respective staffs.

David Gladstone, our chairman and chief executive officer, is also the chairman, chief executive officer and the controlling stockholder of our Adviser. Terry Lee Brubaker, our vice chairman, secretary and chief operating officer and a member of our board of directors, also serves in the same capacities for our Adviser. George Stelljes III, our president and chief investment officer and a member of our board of directors, also serves in the same capacities for our Adviser.

Our Adviser maintains an investment committee that approves each of our investments. This investment committee is comprised of Messrs. Gladstone, Brubaker and Stelljes. We believe that our Adviser's investment committee review process gives us a unique competitive advantage over other REITs because of the substantial experience and perspective that the members possess in evaluating the blend of corporate credit, real estate and lease terms that combine to provide an acceptable risk for our investments.

Our Adviser's board of directors has empowered its investment committee to authorize and approve our investments, subject to the terms of the advisory agreement. Before we acquire any property, the transaction is reviewed by our Adviser's investment committee to ensure that, in its view, the proposed transaction satisfies our investment criteria and is within our investment policies. Approval by our Adviser's investment committee is generally the final step in the property acquisition approval process, although the separate approval of our board of directors is required in certain circumstances described below. For further detail on this process, please see *"Underwriting Criteria, Due Diligence Process and Negotiating Lease Provisions."*

Our Adviser is headquartered in McLean, Virginia, a suburb of Washington D.C., and also has offices in New York, New Jersey, Pennsylvania, Illinois, Texas and Georgia.

Investment Advisory and Administration Agreements

Many of the services performed by our Adviser and Administrator in managing our day-to-day activities are summarized below. This summary is provided to illustrate the material functions which our Adviser and Administrator perform for us pursuant to the terms of the advisory and administration agreements, respectively, but it is not intended to include all of the services which may be provided to us by third parties.

Investment Advisory Agreements

We have been externally managed pursuant to a contractual investment advisory arrangement with our Adviser, under which our Adviser has directly employed all of our personnel and paid its payroll, benefits, and general expenses directly. Our initial investment advisory agreement with our Adviser, which we refer to as the Initial Advisory Agreement, was in place from August 12, 2003 through December 31, 2006. On January 1, 2007, we entered into an amended and restated investment advisory agreement with our Adviser, which we refer to as the Amended Advisory Agreement, and an administration agreement with our Administrator, which we refer to as the Administration Agreement.

Under the terms of the Amended Advisory Agreement, we are responsible for all expenses incurred for our direct benefit. Examples of these expenses include legal, accounting, interest on short-term debt and mortgages, tax preparation, directors and officers insurance, stock transfer services, stockholder related fees, consulting and related fees. All of these charges are incurred directly by us rather than by our Adviser for our benefit. Accordingly, we did not make any reimbursements to our Adviser for these amounts.

In addition, we are also responsible for all fees charged by third parties that are directly related to our business, which may include real estate brokerage fees, mortgage placement fees, lease-up fees and transaction structuring fees (although we may be able to pass some or all of such fees on to our tenants and borrowers). In the event that any of these expenses are incurred on our behalf by our Adviser, we are required to reimburse our Adviser on a dollar-for-dollar basis for all such amounts. During the years ended December 31, 2008, 2007 and 2006, none of these expenses were incurred by our Adviser or by us directly.

The actual amount of such fees that we incur in the future will depend largely upon the aggregate costs of the properties we acquire, the aggregate amount of mortgage loans we make, and the extent to which we are able to shift the burden of such fees to our tenants and borrowers. Accordingly, the amount of these fees that we will pay in the future is not determinable at this time. We do not presently expect that our Adviser will incur any of these fees on our behalf.

Management Services and Fees under the Amended Advisory Agreement

The Amended Advisory Agreement provides for an annual base management fee equal to 2.0% of our total stockholders' equity, less the recorded value of any preferred stock, and an incentive fee based on funds from operations, or FFO.

For purposes of calculating the incentive fee, FFO includes any realized capital gains and capital losses, less any distributions paid on preferred stock, but FFO does not include any unrealized capital gains or losses. The incentive fee would reward our Adviser if our quarterly FFO, before giving effect to any incentive fee, or pre-incentive fee FFO, exceeds 1.75%, or the hurdle rate, of total stockholders' equity, less the recorded value of any preferred stock. We pay our Adviser an incentive fee with respect to our pre-incentive fee FFO in each calendar quarter as follows:

- no incentive fee in any calendar quarter in which our pre-incentive fee FFO does not exceed the hurdle rate of 1.75% (7% annualized);
- 100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% in any calendar quarter (8.75% annualized); and
- 20% of the amount of our pre-incentive fee FFO that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Quarterly Incentive Fee Based on FFO

Pre-incentive fee FFO
(expressed as a percentage of total common stockholders' equity)


0
1.75%
2.1875%
0%
100%
20%

Percentage of pre-incentive fee FFO allocated to incentive fee

The incentive fee may be reduced because of our line of credit covenant which limits distributions to our stockholders to 95% of FFO.

Administration Agreement

Under the Administration Agreement, we pay separately for our allocable portion of our Administrator's overhead expenses in performing its obligations including, but not limited to, rent for employees of our Administrator, and our allocable portion of the salaries and benefits expenses of our chief financial officer, chief compliance officer, treasurer and their respective staffs. Our allocable portion of expenses is derived by multiplying our Administrator's total expenses by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all companies managed by our Adviser under similar agreements.

Adviser Duties and Authority under the Advisory Agreement

Under the terms of the advisory agreement, our Adviser is required to use its best efforts to present to us investment opportunities consistent with our investment policies and objectives as adopted by our board of directors. In performing its duties, our Adviser, either directly or indirectly by engaging an affiliate:

- finds, evaluates, and enters into contracts to purchase real estate and make mortgage loans on our behalf in compliance with our investment procedures, objectives and policies, subject to approval of our board of directors, where required;
- provides advice to us and acts on our behalf with respect to the negotiation, acquisition, financing, refinancing, holding, leasing and disposition of real estate investments;
- takes the actions and obtains the services necessary to effect the negotiation, acquisition, financing, refinancing, holding, leasing and disposition of real estate investments; and
- provides day-to-day management of our business activities and other administrative services for us as requested by our board of directors.

Our board of directors has authorized our Adviser to make investments in any property on our behalf without the prior approval of our board if the following conditions are satisfied:

- our Adviser has obtained an independent appraisal for the property indicating that the total cost of the property does not exceed its appraised value; and
- our Adviser has concluded that the property, in conjunction with our other investments and proposed investments, is reasonably expected to fulfill our investment objectives and policies as established by our board of directors then in effect.

The actual terms and conditions of transactions involving investments in properties and mortgage loans are determined in the sole discretion of our Adviser, subject at all times to compliance with the foregoing requirements. Some types of transactions, however, require the prior approval of our board of directors, including a majority of our independent directors, including the following:

- loans not secured or otherwise supported by real property;
- any acquisition or mortgage loan which at the time of investment would have a cost exceeding 20% of our total assets;
- transactions that involve conflicts of interest with our Adviser (other than reimbursement of expenses in accordance with the Amended Advisory Agreement); and
- the lease of assets to our Adviser, its affiliates or any of our officers or directors.

Our Adviser and Administrator also engage in other business ventures and, as a result, their resources are not dedicated exclusively to our business. For example, our Adviser and Administrator also serve as the external adviser to Gladstone Capital Corporation and Gladstone Investment Corporation, both publicly traded business development companies affiliated with us, and Gladstone Land Corporation, a private agricultural real estate company. However, under the Amended Advisory Agreement, our Adviser is required to devote sufficient resources to the administration of our affairs to discharge its obligations under the agreement. The Amended Advisory Agreement is not assignable or transferable by either us or our Adviser without the consent of the other party, except that our Adviser may assign the Amended Advisory Agreement to an affiliate for whom our Adviser agrees to guarantee its obligations to us. Either we or our Adviser may assign or transfer the Amended Advisory Agreement to a successor entity.

Employees

We do not currently have any employees and do not expect to have any employees in the foreseeable future. Currently, services necessary for our business are provided by individuals who are employees of our Adviser and our Administrator pursuant to the terms of the Amended Advisory Agreement and the Administration Agreement, respectively. Each of our executive officers is an employee or officer, or both, of our Adviser or our Administrator. No employee of our Adviser or our Administrator will dedicate all of his or her time to us. However, we expect that 20-25 full time employees of our Adviser or our Administrator will spend substantial time on our matters during calendar year 2009. To the extent that we acquire more investments, we anticipate that the number of employees of our Adviser and our Administrator who devote time to our matters will increase.

As of December 31, 2008, our Adviser and our Administrator collectively had 65 full-time employees. A breakdown of these employees is summarized by functional area in the table below:

Number of Individuals	Functional Area
11	Executive Management
44	Investment Management, Portfolio Management and Due Diligence
10	Administration, Accounting, Compliance, Human Resources, Legal and Treasury

Competition

We compete with a number of other real estate companies and traditional mortgage lenders, many of whom have greater marketing and financial resources than we do. Principal factors of competition in our primary business of investing in and owning leased industrial and commercial real property are the quality of properties, leasing terms, attractiveness and convenience of location. Additionally, our ability to compete depends upon, among other factors, trends of the national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants and borrowers, availability and cost of capital, taxes and governmental regulations.

Available Information

Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments, if any, to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through our website at www.GladstoneCommercial.com and on the Security and Exchange Commission's website at www.sec.gov. A request for any of these reports may also be submitted to us by writing: Corporate Secretary, Gladstone Commercial Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102, or by calling our toll-free investor relations line at 1-866-366-5745.

Item 1A. Risk Factors

An investment in our securities involves a number of significant risks and other factors relating to our structure and investment objectives. As a result, we cannot assure you that we will achieve our investment objectives. You should consider carefully the following information before making an investment in our securities.

Risk related to the economy

The current state of the economy and the capital markets increases the possibility of adverse effects on our financial position, results of operations and common stock price.

The United States is in a recession, and there is substantial uncertainty as to how long it will last and we do not know when market conditions will stabilize, if adverse conditions will intensify or the full extent to which the disruptions will affect us. The stress to the global credit markets has resulted in an extreme tightening of liquidity and while the United States government is in the process of initiating and implementing plans designed to ease the credit markets, the credit markets currently remain very constricted. Continued weak economic and credit conditions could adversely impact the financial condition of one or more of our tenants or borrower and, therefore, could make a tenant or borrower bankruptcy, and payment default on the related lease or loan, more likely. As of December 31, 2008, all of our tenants and borrower were paying as agreed, however, there is no guarantee this will continue. Impaired financial positions and operating results could affect our ability to access capital under our line of credit, as the maximum amount we may draw under our line of credit is based on a percentage of the value of properties pledged as collateral to the banks, which must meet agreed upon eligibility standards. The recession generally, and the disruptions in the capital markets in particular, have decreased liquidity and increased our cost of equity capital which has impacted our ability to raise capital and in turn reduced our volume of new investments. The longer these conditions persist, the greater the probability that these factors will have an adverse effect on our liquidity, financial condition, results of operations, ability to pay distributions and the price of our common stock.

Risks related to our financing

Our line of credit and term loan each contain various covenants which, if not complied with, could accelerate our repayment obligations, thereby materially and adversely affecting our liquidity, financial condition, results of operations and ability to pay distributions.

The agreements governing our line of credit and term loan require us to comply with certain financial and operational covenants. These covenants require us to, among other things, maintain certain financial ratios, including fixed charge coverage, debt to asset, debt service coverage and a minimum net worth. We are also required to limit our distributions to stockholders to 95% of our FFO, and continued compliance with this covenant may require us to limit our distributions to stockholders. As of December 31, 2008, we were in compliance with these covenants. However, our continued compliance with these covenants depends on many factors, and could be impacted by current economic conditions, and thus there are no assurances that we will continue to comply with these covenants. In addition, our lender has the option to obtain updated appraisals for the properties pledged to the line of credit as borrowing base collateral if the lender believes there has been a material adverse change to the value of any of the pledged properties. If the aggregate value of the updated appraisals is lower than the current aggregate value of appraisals, it would lower the amount of our borrowing base and reduce the amount we could borrow under the line of credit with that borrowing base. If the line is fully drawn, and the value of the borrowing base is reduced because of a lower aggregate updated appraisal value, we would be required to repay a portion of the outstanding line. Failure to comply with these covenants would result in a default which, if we were unable to obtain a waiver from the lenders, could accelerate our repayment obligations under the line of credit and term loan and thereby have a material adverse impact on our liquidity, financial condition, results of operations and ability to pay distributions.

Our ability to renew our line of credit on terms favorable to us, or at all, and availability to repay our term loan could adversely impact our liquidity and ability to fund new investments.

Our $95.0 million revolving line of credit matures in December 2009, however, we intend to exercise our option to extend the term for an additional year through December 2010. At the time of extension, our lender has the option to obtain updated appraisals for the properties pledged to the line of credit as borrowing base collateral. If the aggregate value of the updated appraisals is lower than the current aggregate value of appraisals, it would lower the amount of our borrowing base and reduce the amount we could borrow under the line of credit with that borrowing base. If the line is fully drawn at the time of renewal, and the value of the borrowing base is reduced because of a lower aggregate updated appraisal value, we would be required to repay a portion of the outstanding line. In addition, our ability to obtain replacement financing in December 2010 could be constrained by current economic conditions affecting the credit markets generally. In the event that we are not able to renew, extend or refinance the credit facility on favorable terms, or at all, this could have a material adverse effect on our liquidity and ability to fund new investments. Our $20.0 million unsecured term loan matures in June 2009, and while we currently have availability under our line of credit to repay the loan at maturity, there can be no guarantee that we will have the availability at that time.

Our business strategy relies heavily on external financing, which may expose us to risks associated with leverage such as restrictions on additional borrowing and payment of distributions, risks associated with balloon payments, and risk of loss of our equity upon foreclosure.

Our current business strategy involves the use of leverage so that we may make more investments than would otherwise be possible in order to maximize potential returns to stockholders. If the income generated by our properties and other assets fails to cover our debt service, we could be forced to reduce or eliminate distributions to our stockholders and may experience losses.

Our ability to achieve our investment objectives will be affected by our ability to borrow money in sufficient amounts and on favorable terms. We expect that we will borrow money that will be secured by our properties and that these financing arrangements will contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. Accordingly, we may be unable to obtain the degree of leverage we believe to be optimal, which may cause us to have less cash for distribution to stockholders than we would have with an optimal amount of leverage. Our use of leverage could also make us more vulnerable to a downturn in our business or the economy, as it may become difficult to meet our debt service obligations if our cash flows are reduced due to tenant defaults. There is also a risk that a significant increase in the ratio of our indebtedness to the measures of asset value used by financial analysts may have an adverse effect on the market price of our common stock.

Some of our debt financing arrangements may require us to make lump-sum or "balloon" payments at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or to sell the financed property. At the time the balloon payment is due, we may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment, which could adversely affect the amount of distributions to our stockholders.

We intend to acquire additional properties by using our line of credit and by continuing to seek long-term financing, where we will borrow all or a portion of the purchase price of a potential acquisition and securing the loan with a mortgage on some or all of our existing real property. However, the market for long-term mortgages has frozen in the current economic environment, and we are now seeing banks only willing to issue medium-term mortgages, between 2 to 5 years, at substantially less favorable terms. These medium-term mortgages will necessarily become our new strategy until the market for long-term mortgages returns. To date we have obtained approximately $255 million in long-term financing, which we have used to acquire additional properties. If we are unable to make our debt payments as required, a lender could foreclose on the property securing its loan. This could cause us to lose part or all of our investment in such property which in turn could cause the value of our securities or the amount of distributions to our stockholders to be reduced.

Interest rate changes may adversely affect our results of operations.

We may experience interest rate volatility in connection with mortgage loans on our properties or other variable-rate debt that we may obtain from time to time. We currently have one variable rate mortgage loan, certain of our leases contain escalations based on market interest rates, and the interest rates on our existing line of credit and short-term loan are variable. Although we seek to mitigate this risk by structuring such provisions to contain a minimum interest rate or escalation rate, as applicable, these features do not eliminate this risk. We are also exposed to the effects of interest rate changes as a result of the holding of our cash and cash equivalents in short-term, interest-bearing investments. We have not entered into any derivative contracts to attempt to further manage our exposure to interest rate fluctuations. A significant change in interest rates could have an adverse impact on our results of operations.

Risks related to the real estate industry

We are subject to certain risks associated with real estate ownership and lending which could reduce the value of our investments.

Our investments include net leased industrial and commercial property and mortgage loans secured by industrial and commercial real estate. Our performance, and the value of our investments, is subject to risks incident to the ownership and operation of these types of properties, including:

- changes in the general economic climate;
- changes in local conditions such as an oversupply of space or reduction in demand for real estate;
- changes in interest rates and the availability of financing;
- competition from other available space; and
- changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes.

The debt obligations of our tenants and borrowers are dependent upon certain factors which neither we nor our tenants or borrowers control, such as national, local and regional business and economic conditions, government economic policies, and the level of interest rates. As discussed in "*Risk related to the economy*" above, the credit markets have tightened resulting in a significant contraction in available liquidity. Accordingly, the credit market constraints and recession may increase the operating expenses of our tenants and borrowers and decrease their ability to make lease or mortgage payments, and thereby adversely affect our liquidity, financial condition, results of operations and ability to pay distributions.

Competition for the acquisition of real estate may impede our ability to make acquisitions or increase the cost of these acquisitions.

We compete for the acquisition of properties with many other entities engaged in real estate investment activities, including financial institutions, institutional pension funds, other REITs, other public and private real estate companies and private real estate investors. These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for real estate. Our competitors may have greater resources than we do, and may be willing to pay more for certain assets or may have a more compatible operating philosophy with our acquisition targets. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties.

Our ownership of properties through ground leases exposes us to risks which are different than those resulting from our ownership of fee title to other properties.

We have acquired an interest in certain of our properties by acquiring a leasehold interest in the land underlying the property, and we may acquire additional properties in the future that are subject to similar ground leases. In this situation, we have no economic interest in the land underlying the property and do not control this land. Because we do not control the underlying land, this type of ownership interest poses potential risks for our business because (i) if the ground lease terminates for any reason, we will lose our interest in the property, including any investment that we made in the property, (ii) if our tenant defaults under the previously existing lease, we will continue to be obligated to meet the terms and conditions of the ground lease without the annual amount of ground lease payments reimbursable to us by the tenant, and (iii) if the third party owning the land under the ground lease disrupts our use either permanently or for a significant period of time, then the value of our assets could be impaired and our results of operations could be adversely affected.

Risks related to our tenants, borrowers and properties

Highly leveraged tenants and borrowers may be unable to pay rent or make mortgage payments, which could adversely affect our cash available to make distributions to our stockholders.

Some of our tenants and borrowers may have recently been either restructured using leverage, or acquired in a leveraged transaction. Tenants and borrowers that are subject to significant debt obligations may be unable to make their rent or mortgage payments if there are adverse changes to their businesses or because of the impact of the recession discussed in "*Risk related to the economy.*" Tenants that have experienced leveraged restructurings or acquisitions will generally have substantially greater debt and substantially lower net worth than they had prior to the leveraged transaction. In addition, the payment of rent and debt service may reduce the working capital available to leveraged entities and prevent them from devoting the resources necessary to remain competitive in their industries.

In situations where management of the tenant or borrower will change after a transaction, it may be difficult for our Adviser to determine with certainty the likelihood of the tenant's or borrower's business success and of its ability to pay rent or make mortgage payments throughout the lease or loan term. These companies generally are more vulnerable to adverse economic and business conditions, and increases in interest rates.

Leveraged tenants and borrowers are more susceptible to bankruptcy than unleveraged tenants. Bankruptcy of a tenant or borrower could cause:

- the loss of lease or mortgage payments to us;
- an increase in the costs we incur to carry the property occupied by such tenant;
- a reduction in the value of our securities; or
- a decrease in distributions to our stockholders.

Under bankruptcy law, a tenant who is the subject of bankruptcy proceedings has the option of continuing or terminating any unexpired lease. If a bankrupt tenant terminates a lease with us, any claim we might have for breach of the lease (excluding a claim against collateral securing the claim) will be treated as a general unsecured claim. Our claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year's lease payments or 15% of the remaining lease payments payable under the lease (but no more than three years' lease payments). In addition, due to the long-term nature of our leases and terms providing for the repurchase of a property by the tenant, a bankruptcy court could re-characterize a net lease transaction as a secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but might have additional rights as a secured creditor.

Net leases may not result in fair market lease rates over time.

We expect a large portion of our rental income to come from net leases and net leases frequently provide the tenant greater discretion in using the leased property than ordinary property leases, such as the right to freely sublease the property, to make alterations in the leased premises and to terminate the lease prior to its expiration under specified circumstances. Further, net leases are typically for longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years. As a result, our income and distributions to our stockholders could be lower than they would otherwise be if we did not engage in net leases.

Many of our tenants are small and medium size businesses, which exposes us to additional risks unique to these entities.

Leasing real property or making mortgage loans to small and medium-sized businesses exposes us to a number of unique risks related to these entities, including the following:

- *Small and medium-sized businesses may have limited financial resources and may not be able to make their lease or mortgage payments on a timely basis, or at all.* A small or medium-sized tenant or borrower is more likely to have difficulty making its lease or mortgage payments when it experiences adverse events, such as the failure to meet its business plan, a downturn in its industry or negative economic conditions. In addition, because of the lack of available credit in the current marketplace, as discussed further in "*Risk related to the economy*" above, our tenants might not be able to obtain the financing necessary to fund their working capital, which could hinder their ability to make their lease or mortgage payment on a timely basis, or at all.

- *Small and medium-sized businesses typically have narrower product lines and smaller market shares than large businesses.* Because our target tenants and borrowers are smaller businesses, they will tend to be more vulnerable to competitors' actions and market conditions, as well as general economic downturns. In addition, our target tenants and borrowers may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing and other capabilities and a larger number of qualified managerial and technical personnel.

- *There is generally little or no publicly available information about our target tenants and borrowers.* Many of our tenants and borrowers are likely to be privately owned businesses, about which there is generally little or no publicly available operating and financial information. As a result, we will rely on our Adviser to perform due diligence investigations of these tenants and borrowers, their operations and their prospects. We may not learn all of the material information we need to know regarding these businesses through our investigations.

- *Small and medium-sized businesses generally have less predictable operating results.* We expect that many of our tenants and borrowers may experience significant fluctuations in their operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive positions, may otherwise have a weak financial position or may be adversely affected by changes in the business cycle. Our tenants and borrowers may not meet net income, cash flow and other coverage tests typically imposed by their senior lenders. The failure of a tenant or borrower to satisfy financial or operating covenants imposed by senior lenders could lead to defaults and, potentially, foreclosure on credit facilities, which could additionally trigger cross-defaults in other agreements. If this were to occur, it is possible that the ability of the tenant or borrower to make required payments to us would be jeopardized.

- *Small and medium-sized businesses are more likely to be dependent on one or two persons.* Typically, the success of a small or medium-sized business also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on our tenant or borrower and, in turn, on us.

- *Small and medium-sized businesses may have limited operating histories.* While we intend to target as tenants and borrowers stable companies with proven track records, we may lease properties or lend money to new companies that meet our other investment criteria. Tenants or borrowers with limited operating histories will be exposed to all of the operating risks that new businesses face and may be particularly susceptible to, among other risks, market downturns, competitive pressures and the departure of key executive officers.

We may not have funding for future tenant improvements.

When a tenant at one of our properties does not renew its lease or otherwise vacates its space in one of our buildings, it is likely that, in order to attract one or more new tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. We cannot assure you that we will have sufficient sources of funding available to us for such purposes in the future.

Our real estate investments may include special use and single or multi-tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

We focus our investments on commercial and industrial properties, a number of which include manufacturing facilities, special use storage or warehouse facilities and special use single or multi-tenant properties. These types of properties are relatively illiquid compared to other types of real estate and financial assets. This illiquidity will limit our ability to quickly change our portfolio in response to changes in economic or other conditions. With these properties, if the current lease is terminated or not renewed or, in the case of a mortgage loan, if we take such property in foreclosure, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant or sell the property. In addition, in the event we are forced to sell the property, we may have difficulty selling it to a party other than the tenant or borrower due to the special purpose for which the property may have been designed.

These and other limitations may affect our ability to sell or re-lease properties without adversely affecting returns to our stockholders.

Our real estate investments have a limited number of tenants and are concentrated in a limited number of industries, which subjects us to an increased risk of significant loss if any one of these tenants is unable to pay or if particular industries experience downturns.

As of December 31, 2008, we owned 65 properties and had 66 tenants in these properties, and our 5 largest tenants accounted for approximately 24.7% of our total rental income. A consequence of a limited number of tenants is that the aggregate returns we realize may be substantially adversely affected by the unfavorable performance of a small number of tenants. We do not have fixed guidelines for industry concentration and our investments could potentially be concentrated in relatively few industries. As of December 31, 2008, 15.5% of our total rental income was earned from tenants in the electronic industry, 14.4% of our total rental income was earned from tenants in the healthcare, education and childcare industry and 13.8% of our total rental income was earned from tenants in the telecommunications industry. As a result, a downturn in an industry in which we have invested a significant portion of our total assets could have a material adverse effect on us.

The inability of a tenant in a single tenant property to pay rent will reduce our revenues and increase our carrying costs of the building.

Since most of our properties are occupied by a single tenant, the success of our investments will be materially dependent on the financial stability of these tenants. If a tenant defaults, our rental revenues would be reduced and our expenses associated with carrying the property would increase, as we will be responsible for payments such as taxes and insurance. Lease payment defaults by these tenants could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a lease is terminated, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

Liability for uninsured losses could adversely affect our financial condition.

Losses from disaster-type occurrences (such as wars or earthquakes) may be either uninsurable or not insurable on economically viable terms. Should an uninsured loss occur, we could lose our capital investment or anticipated profits and cash flow from one or more properties.

Potential liability for environmental matters could adversely affect our financial condition.

Our purchase of industrial and commercial properties subjects us to the risk of liabilities under federal, state and local environmental laws. Some of these laws could subject us to:

- responsibility and liability for the cost of removal or remediation of hazardous substances released on our properties, generally without regard to our knowledge of or responsibility for the presence of the contaminants;
- liability for the costs of removal or remediation of hazardous substances at disposal facilities for persons who arrange for the disposal or treatment of these substances; and
- potential liability for common law claims by third parties for damages resulting from environmental contaminants.

We generally include provisions in our leases making tenants responsible for all environmental liabilities and for compliance with environmental regulations, and requiring tenants to reimburse us for damages or costs for which we have been found liable. However, these provisions will not eliminate our statutory liability or preclude third party claims against us. Even if we were to have a legal claim against a tenant to enable us to recover any amounts we are required to pay, there are no assurances that we would be able to collect any money from the tenant. Our costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or lease the property or to borrow using the property as collateral.

We obtain environmental site assessments, or ESAs, on all of our properties at the time of acquisition. The ESAs are intended to identify potential environmental contamination. The ESAs include a historical review of the property, a review of certain public records, a preliminary investigation of the site and surrounding properties, screening for the presence of hazardous substances and underground storage tanks, and the preparation and issuance of a written report.

The ESAs that we have obtained have not revealed any environmental liability or compliance concerns that we believe would have a material adverse effect on our business, assets, results of operations or liquidity, nor are we aware of any such liability. Nevertheless, it is possible that these ESAs do not reveal all environmental liabilities or that there are material environmental liabilities or compliance concerns that we are not aware of. Moreover, we cannot assure you that (i) future laws, ordinances or regulations will not impose material environmental liability, or (ii) the current environmental condition of a property will not be affected by the condition of properties in the vicinity of the property (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Risks related to our Adviser

We are dependent upon our key management personnel, who are employed by our Adviser, for our future success, particularly David Gladstone, Terry Lee Brubaker and George Stelljes III.

We are dependent on our senior management and other key management members to carry out our business and investment strategies. Our future success depends to a significant extent on the continued service and coordination of our senior management team, particularly David Gladstone, our chairman and chief executive officer, Terry Lee Brubaker, our vice chairman and chief operating officer, and George Stelljes III, our president and chief investment officer, all of whom are subject to an employment agreement with our Adviser. The departure of any of our executive officers or key employees could have a material adverse effect on our ability to implement our business strategy and to achieve our investment objectives.

Our success depends on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

Our ability to achieve our investment objectives and to pay distributions to our stockholders is dependent upon the performance of our Adviser in evaluating potential investments, selecting and negotiating property purchases and dispositions and mortgage loans, selecting tenants and borrowers, setting lease or mortgage loan terms and determining financing arrangements. Accomplishing these objectives on a cost-effective basis is largely a function of our Adviser's marketing capabilities, management of the investment process, ability to provide competent, attentive and efficient services and our access to financing sources on acceptable terms. Our stockholders have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments and must rely entirely on the analytical and management abilities of our Adviser and the oversight of our board of directors. If our Adviser or our board of directors makes inadvisable investment or management decisions, our operations could be materially adversely impacted. As we grow, our Adviser may be required to hire, train, supervise and manage new employees. Our Adviser's failure to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

We may have conflicts of interest with our Adviser and other affiliates.

Our Adviser manages our business and locates, evaluates, recommends and negotiates the acquisition of our real estate investments. At the same time, our advisory agreement permits our Adviser to conduct other commercial activities and provide management and advisory services to other entities, including Gladstone Capital Corporation, Gladstone Investment Corporation and Gladstone Land Corporation, an entity affiliated with our chairman David Gladstone. Moreover, with the exception of our chief financial officer, all of our officers and directors are also officers and directors of Gladstone Capital Corporation and Gladstone Investment Corporation, which actively make loans to and invest in small and medium-sized companies. As a result, we may from time to time have conflicts of interest with our Adviser in its management of our business and with Gladstone Capital and Gladstone Investment, which may arise primarily from the involvement of our Adviser, Gladstone Capital, Gladstone Investment, Gladstone Land and their affiliates in other activities that may conflict with our business.

Examples of these potential conflicts include:

- our Adviser may realize substantial compensation on account of its activities on our behalf, and may, therefore, be motivated to approve acquisitions solely on the basis of increasing compensation to itself;
- we may experience competition with our affiliates for financing transactions;
- our Adviser may earn fee income from our borrowers or tenants; and
- our Adviser and other affiliates such as Gladstone Capital, Gladstone Investment and Gladstone Land could compete for the time and services of our officers and directors.

These and other conflicts of interest between us and our Adviser and other affiliates could have a material adverse effect on the operation of our business and the selection or management of our real estate investments.

Our Adviser is not obligated to provide a waiver of the incentive fee, which could negatively impact our earnings and our ability to maintain our current level of, or increase, distributions to our stockholders.

On January 1, 2007, the Amended Advisory Agreement became effective. In addition to providing for a base management fee based on our stockholders equity, this agreement contemplates a quarterly incentive fee based on our funds from operations. Our Adviser has the ability to issue a full or partial waiver of the incentive fee for current and future periods, however, our Adviser is not required to issue any waiver. Any waiver issued by our Adviser is an unconditional and irrevocable waiver. For the years ended December 31, 2008 and 2007, an unconditional and irrevocable voluntary waiver was issued by our Adviser for approximately $2.2 million and $2.3 million, respectively. If our Adviser does not issue this waiver in future quarters, it could negatively impact our earnings and may compromise our ability to maintain our current level of, or increase, distributions to our stockholders, which could have a material adverse impact on our stock price.

We may be obligated to pay our Adviser incentive compensation even if we incur a loss.

On January 1, 2007, the Amended Advisory Agreement became effective and entitled our Adviser to incentive compensation based on our FFO, which rewards the Adviser if our quarterly FFO (before giving effect to any incentive fee) exceeds 1.75% (7% annualized) of our total stockholders' equity (less the recorded value of any preferred stock). Our pre-incentive fee FFO for incentive compensation purposes excludes the effect of any unrealized gains, losses or other items that do not affect realized net income that we may incur in the fiscal quarter, even if such losses result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if we incur a net loss for that quarter.

Risks of being a REIT

We may not qualify as a REIT for federal income tax purposes, which would subject us to federal income tax on our taxable income at regular corporate rates, thereby reducing the amount of funds available for paying distributions to our stockholders.

We have historically operated and intend to continue to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes. Our qualification as a REIT depends on our ability to meet various requirements set forth in the Internal Revenue Code concerning, among other things, the ownership of our outstanding common stock, the nature of our assets, the sources of our income and the amount of our distributions to our stockholders. The REIT qualification requirements are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in operating so as to qualify as a REIT. At any time new laws, interpretations or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT. It is also possible that future economic, market, legal, tax or other considerations may cause our board of directors to revoke our REIT election, which it may do without stockholder approval.

If we lose or revoke our REIT status, we will face serious tax consequences that will substantially reduce the funds available for distribution to you because:

- we would not be allowed a deduction for distributions to stockholders in computing our taxable income, we would be subject to federal income tax at regular corporate rates and we might need to borrow money or sell assets in order to pay any such tax;

- we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

- unless we are entitled to relief under statutory provisions, we would be prevented from re-qualifying to be taxed as a REIT for the four taxable years following the year during which we ceased to qualify.

In addition, if we fail to qualify as a REIT, all distributions to stockholders would be subject to tax to the extent of our current and accumulated earnings and profits. If we were taxed as a regular corporation, corporate distributees might be eligible for the dividends received deduction, but we would not be required to make distributions to stockholders.

We have not sought a ruling from the Internal Revenue Service that we qualify as a REIT, nor do we intend to do so in the future.

An IRS determination that we do not qualify as a REIT would deprive our stockholders of the tax benefits of our REIT status only if the IRS determination is upheld in court or otherwise becomes final. To the extent that we challenge an IRS determination that we do not qualify as a REIT, we may incur legal expenses that would reduce our funds available for distribution to our stockholders. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

Failure to make required distributions or to satisfy certain income requirements would subject us to tax.

In order to qualify as a REIT, each year we must distribute to our stockholders at least 90% of our taxable income, other than any net capital gains. To the extent that we satisfy the distribution requirement but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of:

- 85% of our ordinary income for that year;
- 95% of our capital gain net income for that year; and
- 100% of our undistributed taxable income from prior years.

In addition, each year at least 95% of our gross income must be derived from passive sources in real estate and securities, and at least 75% of our gross income must be derived from real estate sources. If we fail to satisfy either of these gross income tests, but nonetheless continue to qualify as a REIT because we meet certain other requirements, we will incur a tax of up to 100% on the greater of the excess of 95% of our gross income over the amount of our qualifying income, or the excess of 75% of our gross income over the amount of our qualifying income.

We intend to pay out our income to our stockholders in a manner intended to satisfy the distribution requirement applicable to REITs and the foregoing gross income tests and, thus, avoid corporate income taxes and the 4% excise tax. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. In the future, we may borrow funds to pay distributions to our stockholders and the limited partners of our Operating Partnership. Any funds that we borrow would subject us to interest rate and other market risks.

Because we must distribute a substantial portion of our net income to qualify as a REIT, we largely depend on third-party sources of capital to fund our future capital needs.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our taxable income each year, excluding capital gains. Because of this distribution requirement, it is not likely that we will be able to fund a significant portion of our future capital needs, including property acquisitions, from retained earnings. Therefore, we mostly rely on public and private debt and equity capital to fund our business. This capital may not be available on favorable terms or at all. Our access to additional capital is also dependent on the market's perception of our growth potential and our current and potential future earnings. Moreover, additional debt financings may substantially increase our leverage. As discussed in "*Risk related to the economy*" above, the current recession has severely decreased liquidity and increased our cost of debt and equity capital, thus limiting our ability to raise additional capital and to fund new property acquisitions.

Other risks

Recent accounting pronouncements may impact our results of operations.

In December 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141 (revised 2007),"Business Combinations," or SFAS 141(R), which replaced SFAS No. 141, "Business Combinations," or SFAS 141. SFAS 141(R) significantly changes the accounting for acquisitions involving business combinations, including our acquisition of properties with existing leases in place, as it requires that the assets and liabilities of all business combinations be recorded at fair value, with limited exceptions. SFAS 141(R) requires that all expenses related to an acquisition be expensed as incurred, rather than capitalized into the cost of the acquisition as had been the previous accounting under SFAS 141. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008. We anticipate that approximately 1% of the total acquisition price will be expensed as part of the acquisition, however this amount could differ significantly. We expect the expensing of acquisition costs will lower our earnings during 2009 and in future years in which we acquire new properties.

We are subject to restrictions that may discourage a change of control. Certain provisions contained in our articles of incorporation and Maryland law may prohibit or restrict a change of control.

- Our articles of incorporation prohibit ownership of more than 9.8% of the outstanding shares of our capital stock by one person. This restriction may discourage a change of control and may deter individuals or entities from making tender offers for our capital stock, which offers might otherwise be financially attractive to our stockholders or which might cause a change in our management.

- Our board of directors are divided into three classes, with the term of the directors in each class expiring every third year. At each annual meeting of stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. After election, a director may only be removed by our stockholders for cause. Election of directors for staggered terms with limited rights to remove directors makes it more difficult for a hostile bidder to acquire control of us. The existence of this provision may negatively impact the price of our securities and may discourage third-party bids to acquire our securities. This provision may reduce any premiums paid to stockholders in a change in control transaction.
- Certain provisions of Maryland law applicable to us prohibit business combinations with:

  - any person who beneficially owns 10% or more of the voting power of our common stock, referred to as an "interested stockholder;"

  - an affiliate of ours who, at any time within the two-year period prior to the date in question, was an interested stockholder; or

  - an affiliate of an interested stockholder.

These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination with the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of our outstanding shares of common stock and two-thirds of the votes entitled to be cast by holders of our common stock other than shares held by the interested stockholder. These requirements could have the effect of inhibiting a change in control even if a change in control were in our stockholders' interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our board of directors prior to the time that someone becomes an interested stockholder.

Market conditions could adversely affect the market price and trading volume of our securities.

The market price of our common and preferred stock may be highly volatile and subject to wide fluctuations, and the trading volume in our common and preferred stock may fluctuate and cause significant price variations to occur. With the current market volatility, our common stock has significantly fluctuated. On February 19, 2009, the closing market price of our common stock was $6.56, which represents a 56% discount to our average stock price of $14.82 during 2008. We cannot assure investors that the market price of our common stock will not fluctuate or decline further in the future. Some market conditions that could negatively affect our share price or result in fluctuations in the price or trading volume of our securities include:

- price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies;
- significant volatility in the market price and trading volume of shares of REITs, real estate companies or other companies in our sector, which is not necessarily related to the performance of those companies;
- price and volume fluctuations in the stock market as a result of terrorist attacks, or speculation regarding future terrorist attacks, in the United States or abroad;
- actual or anticipated variations in our quarterly operating results or distributions;
- changes in our funds from operations or earnings estimates or the publication of research reports about us or the real estate industry generally;
- actions by institutional stockholders;
- speculation in the press or investment community;
- changes in regulatory policies or tax guidelines, particularly with respect to REITs; and
- investor confidence in the stock market.

Shares of common stock eligible for future sale may have adverse effects on our share price.

We cannot predict the effect, if any, of future sales of common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of common stock (including shares of common stock issuable upon the conversion of units of our operating partnership that we may issue from time to time), or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal and state income tax laws applicable to investments in REIT shares. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure you that any such changes will not adversely affect the taxation of our stockholders. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our properties.

Our Board of Directors may change our investment policy without stockholders' approval.

Subject to our co-investment policy, our Board of Directors will determine its investment and financing policies, growth strategy and its debt, capitalization, distribution, acquisition, disposition and operating policies. Our Board of Directors may revise or amend these strategies and policies at any time without a vote by stockholders. Accordingly, stockholders' control over changes in our strategies and policies is limited to the election of directors, and changes made by our Board of Directors may not serve the interests of stockholders and could adversely affect our financial condition or results of operations, including our ability to distribute cash to stockholders or qualify as a REIT.

If our Operating Partnership fails to maintain its status as a partnership or other form of pass-through entity for federal income tax purposes, its income may be subject to taxation.

As we hold all of the ownership interests in our Operating Partnership, it is currently disregarded for income tax purposes. We intend that it will qualify as a partnership for income tax purposes upon the admission of additional partners; however, if the IRS were to successfully challenge the status of our Operating Partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that our Operating Partnership could make to us. This could also result in our losing REIT status and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the return on your investment. In addition, if any of the entities through which our Operating Partnership owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to our Operating Partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

Our potential participation in joint ventures creates additional risk.

We may participate in joint ventures or purchase properties jointly with other unaffiliated entities. There are additional risks involved in these types of transactions. These risks include the potential of our joint venture partner becoming bankrupt or our economic or business interests diverging. These diverging interests could, among other things, expose us to liabilities of the joint venture in excess of our proportionate share of these liabilities. The partition rights of each owner in a jointly owned property could reduce the value of each portion of the divided property.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2008, we owned 65 properties of which the details are outlined in the table below:

Property	Year Built/ Improvements	Date of Purchase	Rentable Square Feet	Occupancy	Total Rental Income for the Year Ended December 31, 2008	Total Annualized Rental Income for the Year Ended December 31, 2008 (1)	Total Annualized Rental Income per Occupied Square Foot (2)	Year of Lease Expiration
208 South Rogers Lane (Raleigh NC)	1997	12/23/2003	58,926	100%	$ 624,118	$ 624,118	$ 10.59	2015
3874 Highland Park NW (Canton, OH)	1994	1/30/2004	54,018	100%	$ 347,843	$ 347,843	$ 6.44	2014
260 Springside Drive (Akron, OH)	1968/1999	4/29/2004	83,891	100%	$ 1,077,943	$ 1,077,943	$ 12.85	2009/2015 (3)
5815 Westpark Drive (Charlotte, NC)	1984/1995	6/30/2004	64,500	100%	$ 984,331	$ 984,331	$ 15.26	2019
171 Great Oak Drive (Canton, NC)	1998	7/6/2004	228,000	100%	$ 600,145	$ 600,145	$ 2.63	2024
Rt. 219, Tax Parcel No. 33-251-0246, (Snyder Township, PA)	1991	8/5/2004	290,000	100%	$ 905,304	$ 905,304	$ 3.12	2014
9698 Old US Hwy. 52 (Lexington, NC)	1986	8/5/2004	154,000	100%	$ 413,447	$ 413,447	$ 2.68	2014
9100 Highway 290 East (Austin, TX)	2001	9/16/2004	51,933	100%	$ 751,333	$ 751,333	$ 14.47	2015
3701 E. Virginia Beach Blvd (Norfolk, VA)	1967	10/15/2004	25,797	100%	$ 103,501	$ 103,501	$ 4.01	2021
13 Industrial Park Drive (Mt. Pocono, PA)	1995-1999	10/15/2004	223,275	100%	$ 628,904	$ 628,904	$ 2.82	2021
6550 First Park Ten Boulevard (San Antonio, TX)	1999	2/10/2005	60,245	100%	$ 769,793	$ 769,793	$ 12.78	2014
4630 Journal Street (Columbus, OH)	1995	2/10/2005	39,000	100%	$ 308,105	$ 308,105	$ 7.90	2015
199 Sing Sing Road (Big Flats, NY)	2001	4/15/2005	120,000	100%	$ 644,252	$ 644,252	$ 5.37	2013
2525 North Woodlawn Avenue (Wichita, KS)	2000	5/18/2005	69,287	100%	$ 1,109,217	$ 1,109,217	$ 16.01	2012
725 & 737 Great Southwest Pkwy (Arlington, TX)	1966	5/26/2005	64,000	100%	$ 578,163	$ 578,163	$ 9.03	2013
4032 Linden Avenue (Dayton, OH)	1956	6/30/2005	59,894	100%	$ 268,042	$ 268,042	$ 4.48	2018
81 Corbett Way (Eatontown, NJ)	1991	7/7/2005	30,268	100%	$ 536,324	$ 536,324	$ 17.72	2011
17 & 20 Veronica Avenue (Franklin Township, NJ)	1978	7/11/2005	183,000	100%	$ 970,158	$ 970,158	$ 5.30	2020
150 & 170 Ridgeview Center Drive (Duncan, SC)	1984/2001/2007	7/14/2005	222,670	100%	$ 1,539,286	$ 1,539,286	$ 6.91	2020
150 & 170 Ridgeview Center Drive (Duncan, SC)	1984/2001/2007	7/14/2005	55,350	100%	$ 382,627	$ 382,627	$ 6.91	2020
5656 Campus Parkway (Hazelwood, MO)	1977	8/5/2005	51,155	100%	$ 289,928	$ 289,928	$ 5.67	2012
914 Wohlert Street (Angola, IN)	1982	9/2/2005	52,080	100%	$ 125,202	$ 125,202	$ 2.40	2020
800 Growth Parkway (Angola, IN)	1998	9/2/2005	50,000	100%	$ 125,202	$ 125,202	$ 2.50	2020
802 East 11th Street (Rock Falls, IL)	1988	9/2/2005	52,000	100%	$ 125,202	$ 125,202	$ 2.41	2020

Item 2. Properties (Continued)

Property	Year Built/ Improvements	Date of Purchase	Rentable Square Feet	Occupancy	Total Rental Income for the Year Ended December 31, 2008	Total Annualized Rental Income for the Year Ended December 31, 2008 [1]	Total Annualized Rental Income per Occupied Square Foot [2]	Year of Lease Expiration
2 Opportunity Way (Newburyport, MA)	1994	10/17/2005	86,308	100%	$ 840,153	$ 840,153	$ 9.73	2015
255 Spring Street (Clintonville, WI)	1992	10/31/2005	291,142	100%	$ 575,006	$ 575,006	$ 1.98	2020
5700 Lee Road (Maple Heights, OH)	1974	12/21/2005	347,218	100%	$ 1,152,443	$ 1,152,443	$ 3.32	2015
7545 Midlothian Turnpike (Richmond, VA)	1972	12/30/2005	42,213	100%	$ 722,866	$ 722,866	$ 17.12	2010
3930 Sunforest Court (Toledo, OH)	1979	12/30/2005	23,368	100%	$ 327,152	$ 327,152	$ 14.00	2010
75 Canal Street (South Hadley, MA)	1978	2/15/2006	150,000	100%	$ 359,673	$ 359,673	$ 2.40	2010
2101 Fox Drive (Champaign, IL)	1996	2/21/2006	20,400	100%	$ 295,220	$ 295,220	$ 14.47	2013
2109 Fox Drive (Champaign, IL)	1996	2/21/2006	40,000	100%	$ 578,863	$ 578,863	$ 14.47	2013
2215 Fox Drive (Champaign, IL)	1996	2/21/2006	25,000	100%	$ 361,790	$ 361,790	$ 14.47	2013
2301 Fox Drive (Champaign, IL)	1996	2/21/2006	22,862	100%	$ 330,849	$ 330,849	$ 14.47	2013
2470 Highcrest Road (Roseville, MN)	1964	2/21/2006	359,540	100%	$ 3,030,458	$ 3,030,458	$ 8.43	2012
12000 Portland Avenue South (Burnsville, MN)	1984	5/10/2006	114,100	100%	$ 1,234,632	$ 1,234,632	$ 10.82	2015
14701 Anthony Avenue (Menomonee Falls, WI)	1986/2000	6/30/2006	125,692	100%	$ 775,274	$ 775,274	$ 6.17	2016
1025 Birdsong Drive (Baytown, TX)	1997	7/11/2006	12,000	100%	$ 254,121	$ 254,121	$ 21.18	2013
42400 Merrill Road (Sterling Heights, MI)	1979/1989	9/22/2006	532,869	100%	$ 1,166,654	$ 1,166,654	$ 2.19	2016
2150, 2200 Pinson Valley Parkway (Birmingham, AL)	1961/1980	9/29/2006	63,514	100%	$ 271,163	$ 271,163	$ 4.27	2016
2325 West Fairview Avenue (Montgomery, AL)	1962/1989	9/29/2006	29,472	100%	$ 125,826	$ 125,826	$ 4.27	2016
5221 N Highway 763 (Columbia, MO)	1978	9/29/2006	16,275	100%	$ 69,483	$ 69,483	$ 4.27	2016
4690 Parkway Drive (Mason, OH)	2002	1/5/2007	60,000	100%	$ 681,270	$ 681,270	$ 11.35	2013
201 South Rogers Lane (Raleigh, NC)	1994	2/16/2007	115,500	100%	$ 717,203	$ 717,203	$ 6.21	2015
1110 West Tenkiller (Tulsa, OK)	2004	3/1/2007	238,310	100%	$ 1,565,794	$ 1,565,794	$ 6.57	2019
3725 East 10th Court (Hialeah, FL)	1956/1992	3/9/2007	132,337	100%	$ 995,388	$ 995,388	$ 7.52	2022
554 Clark Road (Tewksbury, MA)	1985/1989	5/17/2007	102,200	100%	$ 922,927	$ 922,927	$ 9.03	2017
5324 Natorp Boulevard (Mason, OH)	2007	7/1/2007	21,264	100%	$ 583,131	$ 583,131	$ 27.42	2027

Item 2. Properties (Continued)

Property	Year Built/ Improvements	Date of Purchase	Rentable Square Feet	Occupancy	Total Rental Income for the Year Ended December 31, 2008	Total Annualized Rental Income for the Year Ended December 31, 2008 [1]	Total Annualized Rental Income per Occupied Square Foot [2]	Year of Lease Expiration
7282 Willam Barry Boulevard (Cicero, NY)	2005	9/6/2007	71,880	100%	$ 529,743	$ 529,743	$ 7.37	2020
1515 Arboretum Drive SE (Grand Rapids, MI)	2001	9/28/2007	63,235	100%	$ 1,029,184	$ 1,029,184	$ 16.28	2016
4 Territorial Court (Bollingbrook, IL)	2002	9/28/2007	55,869	100%	$ 619,296	$ 619,296	$ 11.08	2014
2349 Lawrenceville Highway (Decatur, GA)	1989	12/13/2007	16,740	100%	$ 404,159	$ 404,159	$ 24.14	2026
2341 Lawrenceville Highway (Decatur, GA)	1989	12/13/2007	4,372	100%	$ 105,555	$ 105,555	$ 24.14	2026
2339 Lawrenceville Highway (Decatur, GA)	1989	12/13/2007	5,488	100%	$ 132,498	$ 132,498	$ 24.14	2026
311 Phillip Boulevard (Lawrenceville, GA)	2005	12/13/2007	12,412	100%	$ 349,871	$ 349,871	$ 28.19	2026
2096 McGee Road (Snellville, GA)	1986	12/13/2007	3,800	100%	$ 90,815	$ 90,815	$ 23.90	2026
7174 Wheat Street (Covington, GA)	2000	12/13/2007	5,000	100%	$ 119,493	$ 119,493	$ 23.90	2026
1055 Haw Creek Parkway (Cumming, GA)	2004	12/13/2007	13,919	100%	$ 380,410	$ 380,410	$ 27.33	2026
1293 Wellbrook Circle (Conyers, GA)	1994	12/13/2007	6,400	100%	$ 152,951	$ 152,951	$ 23.90	2026
425 Gateway Drive (Reading, PA)	2007	1/29/2008	42,900	100%	$ 660,797	$ 716,664	$ 16.71	2028
6499 University Avenue NE (Fridley, MN)	1985/2006	2/26/2008	74,160	100%	$ 799,528	$ 946,380	$ 12.76	2013
7528 Auburn Road (Concord Township, OH)	1957/2008	3/31/2008	273,300	100%	$ 1,297,734	$ 1,724,136	$ 6.31	2028
10021 Rodney Street (Pineville, NC)	1985	4/30/2008	74,950	100%	$ 293,265	$ 438,072	$ 5.84	2028
28305 State Route 7 (Marietta, OH)	1992/2007	8/29/2008	223,458	100%	$ 306,146	$ 896,748	$ 4.01	2028
400 Highpoint Drive (Chalfont, PA)	1987	8/29/2008	67,200	100%	$ 258,632	$ 757,572	$ 11.27	2016
Totals			6,329,956		$ 39,675,788	$ 41,539,258		

[1] The amounts represented in total annualized rental revenue for the year ended December 31, 2008 have been calculated by taking the 2008 base rent and annualizing the partial-year results for properties acquired during 2008. Because annualized base rent is not derived from historical results that were accounted for in accordance with GAAP, historical results differ from the annualized amounts. Management believes this measure is useful to the readers of this table so they are able to calculate the total annualized rental revenue per square foot.

[2] The amounts represented in this column were calculated by taking the total annualized revenue and dividing by the total rentable square feet.

[3] Two tenants occupy this building, each with separate leases ending in different years.

Item 3. Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the Nasdaq Global Select Market under the symbol "GOOD." The following table reflects, by quarter, the high and low closing prices per share of our common stock on the Nasdaq Global Market and the distributions per share for the years ended December 31, 2008 and 2007. Distributions are declared quarterly and paid monthly. Amounts presented represent the cumulative amount of the distributions declared for the months composing such quarter.

	Market Price Per Share		
Quarter Ended	High	Low	Distributions Paid Per Share
03/31/07	$20.63	$19.06	$0.360
06/30/07	20.40	19.01	0.360
09/30/07	20.10	17.40	0.360
12/31/07	19.45	15.75	0.360
03/31/08	18.00	15.01	0.375
06/30/08	18.29	15.75	0.375
09/30/08	17.00	14.40	0.375
12/31/08	15.79	7.30	0.375

In order to qualify as a REIT, we are required to make ordinary dividend distributions to our stockholders. The amount of these distributions must equal at least:

- the sum of (A) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and capital gain) and (B) 90% of the net income (after tax), if any, from foreclosure property, less

- the sum of certain non-cash items.

For federal income tax purposes, distributions may consist of ordinary income, capital gains, nontaxable return of capital or a combination of those items. Distributions that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital rather than a dividend, which reduces a stockholder's basis in the shares of common stock and will not be taxable to the extent that the distribution equals or is less than the stockholder's basis in the stock. To the extent a distribution exceeds both current and accumulated earnings and profits and the stockholder's basis in the stock, that distribution will be treated as a gain from the sale or exchange of that stockholder's shares. Every year, we notify stockholders of the taxability of distributions paid during the preceding year.

As of February 6, 2009, there were approximately 6,065 beneficial owners of our common stock.

There were no unregistered sales of securities during the fiscal year ended December 31, 2008.

Item 6. Selected Financial Data

The following selected financial data for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 is derived from our audited consolidated financial statements. Certain amounts from prior years' financial statements have been reclassified to discontinued operations. The data should be read in conjunction with our consolidated financial statements and notes thereto, included elsewhere in this report, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this report.

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Operating Data:					
Total operating revenue	$ 40,910,998	$ 32,793,539	$ 25,945,546	$ 12,881,506	$ 4,191,329
Total operating expenses	(19,391,922)	(15,821,630)	(14,067,096)	(7,185,040)	(3,276,735)
Other expense	(16,570,753)	(10,940,394)	(8,521,419)	(2,185,509)	614,659
Income from continuing operations	4,948,323	6,031,515	3,357,031	3,510,957	1,529,253
Discontinued operations	(35,376)	108,714	1,015,797	90,988	94,675
Net income	$ 4,912,947	$ 6,140,229	$ 4,372,828	$ 3,601,945	$ 1,623,928
Distributions attributable to preferred stock	(4,093,750)	(4,093,750)	(2,186,890)	-	-
Net income available to common stockholders	$ 819,197	$ 2,046,479	$ 2,185,938	$ 3,601,945	$ 1,623,928
Share and Per Share Data:					
Earnings per weighted average common share - basic					
Income from continuing operations (net of distributions attributable to preferred stock)	$ 0.10	$ 0.23	$ 0.15	$ 0.46	$ 0.20
Discontinued operations	0.00	0.01	0.13	0.01	0.01
Net income available to common stockholders	$ 0.10	$ 0.24	$ 0.28	$ 0.47	$ 0.21
Earnings per weighted average common share - diluted					
Income from continuing operations (net of distributions attributable to preferred stock)	$ 0.10	$ 0.23	$ 0.14	$ 0.46	$ 0.20
Discontinued operations	0.00	0.01	0.13	0.01	0.01
Net income available to common stockholders	$ 0.10	$ 0.24	$ 0.27	$ 0.47	$ 0.21
Weighted average shares outstanding-basic	8,565,149	8,565,264	7,827,781	7,670,219	7,649,855
Weighted average shares outstanding-diluted	8,565,149	8,565,264	7,986,690	7,723,220	7,708,534
Cash distributions declared per common share	$ 1.50	$ 1.44	$ 1.44	$ 0.96	$ 0.48
Supplemental Data:					
Net income available to common stockholders	$ 819,197	$ 2,046,479	$ 2,185,938	$ 3,601,945	$ 1,623,928
Real estate depreciation and amortization, including discontinued operations	12,704,641	10,528,458	8,349,474	3,651,119	973,345
Less: Gain on sale of real estate, net of taxes paid	-	(78,667)	(1,106,590)	-	-
Funds from operations available to common stockholders (1)	13,523,838	12,496,270	9,428,822	7,253,064	2,597,273
Ratio of earnings to combined fixed charges and preferred distributions (2)	1.0x	1.1x	1.1x	2.4x	60.8x
Balance Sheet Data:					
Real estate, before accumulated depreciation	$ 390,562,138	$ 340,500,406	$ 243,713,542	$ 165,043,639	$ 61,251,455
Total assets	$ 429,098,785	$ 378,902,689	$ 315,766,022	$ 207,046,954	$ 105,585,094
Mortgage notes payable, term loan and borrowings under the line of credit	$ 286,611,173	$ 226,520,471	$ 154,494,438	$ 105,118,961	$ -
Total stockholders' equity	$ 130,495,260	$ 142,368,068	$ 152,224,176	$ 98,948,536	$ 102,692,693
Total common shares outstanding	8,563,264	8,565,264	8,565,264	7,672,000	7,667,000

(1) Funds from Operations ("FFO") was developed by The National Association of Real Estate Investment Trusts ("NAREIT"), as a relative non-GAAP ("Generally Accepted Accounting Principles in the United States") supplemental measure of operating performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined by NAREIT, is net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP and should not be considered an alternative to either net income (loss) as an indication of our performance or to cash flow from operations as a measure of liquidity or ability to make distributions. Comparison of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

FFO available to common stockholders is FFO adjusted to subtract preferred share distributions. We believe that net income available to common stockholders is the most directly comparable GAAP measure to FFO available to common stockholders.

Basic funds from operations per share, or Basic FFO per share, and diluted funds from operations per share, or Diluted FFO per share, is FFO available to common stockholders divided by weighted average common shares outstanding and

FFO available to common stockholders divided by weighted average common shares outstanding on a diluted basis, respectively, during a period. We believe that FFO available to common stockholders, Basic FFO per share and Diluted FFO per share are useful to investors because they provide investors with a further context for evaluating our FFO results in the same manner that investors use net income and earnings per share, or EPS, in evaluating net income available to common stockholders. In addition, since most REITs provide FFO available to common stockholders, Basic FFO and Diluted FFO per share information to the investment community, we believe these are useful supplemental measures for comparing us to other REITs. We believe that net income is the most directly comparable GAAP measure to FFO, Basic EPS is the most directly comparable GAAP measure to Basic FFO per share, and that diluted EPS is the most directly comparable GAAP measure to Diluted FFO per share.

The following table provides a reconciliation of our FFO for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 to the most directly comparable GAAP measure, net income, and a computation of basic and diluted FFO per weighted average common share and basic and diluted net income per weighted average common share:

	For the year ended December 31,				
	2008	2007	2006	2005	2004
Net income	$ 4,912,947	$ 6,140,229	$ 4,372,828	$ 3,601,945	$ 1,623,928
Less: Distributions attributable to preferred stock	(4,093,750)	(4,093,750)	(2,186,890)	-	-
Net income available to common stockholders	819,197	2,046,479	2,185,938	3,601,945	1,623,928
Add: Real estate depreciation and amortization, including discontinued operations	12,704,641	10,528,458	8,349,474	3,651,119	973,345
Less: Gain on sale of real estate, net of taxes paid	-	(78,667)	(1,106,590)	-	-
FFO available to common stockholders	$ 13,523,838	$ 12,496,270	$ 9,428,822	$ 7,253,064	$ 2,597,273
Weighted average shares outstanding - basic	8,565,149	8,565,264	7,827,781	7,670,219	7,649,855
Weighted average shares outstanding - diluted	8,565,149	8,565,264	7,986,690	7,723,220	7,708,534
Basic net income per weighted average common share	$ 0.10	$ 0.24	$ 0.28	$ 0.47	$ 0.21
Diluted net income per weighted average common share	$ 0.10	$ 0.24	$ 0.27	$ 0.47	$ 0.21
Basic FFO per weighted average common share	$ 1.58	$ 1.46	$ 1.20	$ 0.95	$ 0.34
Diluted FFO per weighted average common share	$ 1.58	$ 1.46	$ 1.18	$ 0.94	$ 0.34
Distributions declared per common share	$ 1.50	$ 1.44	$ 1.44	$ 0.96	$ 0.48
Percentage of FFO paid per common share	95%	99%	120%	102%	141%

(2) The calculation of the ratio of earnings to combined fixed charges and preferred distributions is below. "Earnings" consist of net income from continuing operations before fixed charges. "Fixed charges" consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Adviser as part of the administration fee payable under the Amended Advisory Agreement, by three.

	For the year ended December 31, 2008	For the year ended December 31, 2007	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004
Net income from continuing operations	$ 4,948,323	$ 6,031,515	$ 3,357,031	$ 3,510,957	$ 1,529,253
Add: fixed charges	20,283,961	15,670,067	11,490,476	2,494,245	25,565
Less: preferred distributions	(4,093,750)	(4,093,750)	(2,186,890)	-	-
Earnings	$ 21,138,534	$ 17,607,832	$ 12,660,617	$ 6,005,202	$ 1,554,818
Fixed charges:					
Interest expense	15,574,731	10,847,346	8,041,412	2,187,586	-
Amortization of deferred financing fees	604,433	717,195	1,207,198	260,098	-
Estimated interest component of rent	11,047	11,776	54,976	46,561	25,565
Preferred distributions	4,093,750	4,093,750	2,186,890	-	-
Total fixed charges and preferred distributions	20,283,961	15,670,067	11,490,476	2,494,245	25,565
Ratio of earnings to combined fixed charges and preferred distributions	1.0	1.1	1.1	2.4	60.8

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this Form 10-K.

OVERVIEW

General

We were incorporated under the General Corporation Laws of the State of Maryland on February 14, 2003, primarily for the purpose of investing in and owning net leased industrial and commercial real property and selectively making long-term industrial and commercial mortgage loans. Most of the portfolio of real estate we currently own is leased to a wide cross section of tenants ranging from small businesses to large public companies, many of which are corporations that do not have publicly rated debt. We have in the past entered into, and intend in the future to enter into, purchase agreements for real estate having triple net leases with terms of approximately 10 to 15 years and built in rental increases. Under a triple net lease, the tenant is required to pay all operating, maintenance and insurance costs and real estate taxes with respect to the leased property. We are actively communicating with buyout funds, real estate brokers and other third parties to locate properties for potential acquisition or to provide mortgage financing in an effort to build our portfolio.

Business Environment

The United States entered into a recession in December 2007, and, as a result, conditions within the global credit markets and the U.S. real estate credit markets in particular continue to experience historic levels of dislocation and stress. The economic downturn and the disruptions in the capital markets have increased the cost of, and decreased our ability to obtain, new debt and equity capital. The longer these conditions persist, the greater the probability that these factors could have an adverse effect on our operations and financial results. The current economic conditions also make it difficult to price and finance new investment opportunities on attractive terms. We do not know when market conditions will stabilize, if adverse conditions will intensify or the full extent to which the disruptions will affect us. Continued weak economic conditions could adversely impact the financial condition of one or more of our tenants and therefore, could make a tenant bankruptcy and payment default on the related lease or loan more likely. Currently, all of our properties are fully leased and all of our tenants and our borrower are current and paying in accordance with their leases and loan, respectively. In addition, no balloon payments are due under our mortgage notes payable until 2010, and the $48.0 million mortgage note that matures in 2010 has three annual extension options through 2013.

Our ability to make new investments is highly dependent upon external financing. Our principal external financing sources generally include the issuance of equity securities, the issuance of long-term mortgages secured by properties and borrowings under our line of credit. Recent market conditions have affected the trading price of our common stock. On February 19, 2009, the closing market price of our common stock was $6.56, which represents a 56% discount to our average stock price of $14.82 during 2008. As a result, equity financing is not currently a viable alternative for us. In addition, the market for long-term mortgages has frozen as the collateralized mortgage-backed securities, or CMBS, market has disappeared. With the recent closure of the CMBS market, many banks are not lending on commercial real estate as they are no longer able to sell these loans to the CMBS market and many banks are not willing or able to keep these loans on their balance sheets. We are now seeing banks only willing to issue medium-term mortgages, between 2 to 5 years, at substantially less favorable terms. As a result, we intend to focus on medium-term mortgages until the market for long-term mortgages returns. Our ability to increase the availability under our line of credit is dependent upon us pledging additional properties as collateral. Traditionally, we have pledged new properties to the line of credit as we arrange for long-term mortgages for these pledged properties. Currently, only 10 of our properties do not have long-term mortgages, and 9 of those are pledged as collateral under our line of credit. Our line of credit matures in December 2009, however we intend to exercise our option to extend the term for an additional year, through December 2010.

We expect that under current market conditions, debt and equity capital will be costly and difficult for us to access for some time. As long as this is the case, our near-term strategy has become somewhat dependent upon retaining capital and building the value of our existing portfolio of properties by reviewing and renegotiating existing leases and making capital improvements to our properties. Capital improvements will be limited to the extent we have available capital. We will continue to review potential acquisitions and we intend to continue our strategy of making conservative investments in properties that have existing financing, and funding the remainder using the existing availability under our line of credit, that we believe will weather the current recession and that are likely to produce attractive long-term returns for our stockholders.

Recent Events

Investment Activities: During the year ended December 31, 2008, we acquired six properties totaling approximately 756,000 square feet for approximately $53.6 million, and made capital improvements to our properties located in Newburyport, Massachusetts; Arlington, Texas and Duncan, South Carolina for approximately $2.2 million, resulting in a total investment of approximately $55.8 million. Of the total investment, $49.3 million was funded under our line of credit and the remaining $6.5 million was funded under a long-term note payable with GE Commercial Mortgage Financial Corporation, or GE, assumed in connection with an acquisition.

Financing Activities: During the year ended December 31, 2008, we had net borrowings under our line of credit of approximately $7.1 million with $11.5 million outstanding at December 31, 2008. The proceeds from the line of credit were used to fund the six acquisitions during the year and to fund capital improvements to our properties located in Newburyport, Massachusetts; Arlington, Texas and Duncan, South Carolina. In September 2008, we borrowed approximately $48.0 million pursuant to a long-term note payable with GE, collateralized by security interests in 15 of our properties. The proceeds from the long-term note payable were used to pay down the line of credit.

Property Classifications

At December 31, 2008, we owned 65 properties totaling approximately 6.3 million square feet, and had one mortgage loan outstanding. The total gross investment in these acquisitions, including the $10.0 million mortgage loan investment, was approximately $443.3 million at December 31, 2008. Prior to December 31, 2008, we reported the aggregate number of properties we own based on the appraisals obtained in connection with the acquisition of our properties, which occasionally grouped two or more buildings together. At December 31, 2008 we are reporting, and in future periods we will report, our aggregate number of properties based on the number of individual buildings. Below is a summary of the properties we owned as of the respective periods, using the new methodology:

As of:	Total properties owned
March 31, 2007	46
June 30, 2007	47
September 30, 2007	51
December 31, 2007	59
March 31, 2008	62
June 30, 2008	63
September 30, 2008	65
December 31, 2008	65

Our Adviser and Administrator

Gladstone Management Corporation, or our Adviser, is led by a management team which has extensive experience in our lines of business. Our Adviser is controlled by David Gladstone, our chairman and chief executive officer. Mr. Gladstone is also the chairman and chief executive officer of our Adviser. Terry Lee Brubaker, our vice chairman, chief operating officer, secretary and director, is a member of the board of directors of our Adviser and its vice chairman and chief operating officer, George Stelljes III, our president, chief investment officer and director, is a member of the board of directors of our Adviser and its president and chief investment officer. Our Adviser also has a wholly-owned subsidiary, Gladstone Administration, LLC, or the Administrator, which employs our chief financial officer, chief compliance officer, treasurer and their respective staffs.

Our Adviser and Administrator also provide investment advisory and administrative services to our affiliates, Gladstone Capital Corporation and Gladstone Investment Corporation, both publicly traded business development companies, as well as Gladstone Land Corporation, a private agricultural real estate company. With the exception of our chief financial officer, all of our executive officers serve as either directors or executive officers, or both, of Gladstone Capital Corporation and Gladstone Investment Corporation. In the future, our Adviser may provide investment advisory and administrative services to other funds, both public and private, of which it is the sponsor.

Investment Advisory and Administration Agreements

We have been externally managed pursuant to a contractual investment advisory arrangement with our Adviser, under which our Adviser has directly employed all of our personnel and paid its payroll, benefits, and general expenses directly. Our initial investment advisory agreement with our Adviser, which we refer to as the Initial Advisory Agreement, was in place from August 12, 2003 through December 31, 2006. On January 1, 2007, we entered into an amended and restated investment advisory agreement with our Adviser, which we refer to as the Amended Advisory Agreement, and an administration agreement, which we refer to as the Administration Agreement, with our Administrator.

Under the terms of the Initial Advisory Agreement and the Amended Advisory Agreement, we were and remain responsible for all expenses incurred for our direct benefit. Examples of these expenses include legal, accounting, interest on short-term debt and mortgages, tax preparation, directors and officers insurance, stock transfer services, stockholder related fees, consulting and related fees.

In addition, we are also responsible for all fees charged by third parties that are directly related to our business, which may include real estate brokerage fees, mortgage placement fees, lease-up fees and transaction structuring fees (although we may be able to pass some or all of such fees on to our tenants and borrowers). During the years ended December 31, 2008, 2007 and 2006 none of these expenses were incurred by us directly. The actual amount of such fees that we incur in the future will depend largely upon the aggregate costs of the properties we acquire, the aggregate amount of mortgage loans we make and the extent to which we are able to shift the burden of such fees to our tenants and borrowers. Accordingly, the amount of these fees that we will pay in the future is not determinable at this time.

Management Services and Fees under the Amended Advisory Agreement

The Amended Advisory Agreement provides for an annual base management fee equal to 2.0% of our total stockholders' equity, less the recorded value of any preferred stock, and an incentive fee based on funds from operations, or FFO. For purposes of calculating the incentive fee, FFO includes any realized capital gains and capital losses, less any distributions paid on preferred stock, but FFO does not include any unrealized capital gains or losses. The incentive fee will reward our Adviser if our quarterly FFO, before giving effect to any incentive fee ("pre-incentive fee FFO"), exceeds 1.75%, or 7% annualized, (the "hurdle rate") of total stockholders' equity, less the recorded value of any preferred stock. Our Adviser will receive 100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% of our pre-incentive fee FFO. Our Adviser will also receive an incentive fee of 20% of the amount of our pre-incentive fee FFO that exceeds 2.1875%. The incentive fee may be reduced because of our line of credit covenant which limits distributions to our stockholders to 95% of FFO. In order to comply with this covenant, our board of directors accepted our Adviser's offer to unconditionally, irrevocably and voluntarily waive a portion of the incentive fee for the years ended December 31, 2008 and 2007, which allowed us to maintain the current level of distributions to our stockholders. Our Adviser has indicated that it intends to continue to waive all or a portion of the incentive fee in order to support the current level of distributions to our stockholders, however, our Adviser is not required to issue any waiver, in whole or in part.

Administration Agreement

Under the Administration Agreement, we pay separately for our allocable portion of our Administrator's overhead expenses in performing its obligations including, but not limited to, rent for employees of our Administrator, and our allocable portion of the salaries and benefits expenses of our chief financial officer, chief compliance officer, treasurer and their respective staffs. Our allocable portion of expenses is derived by multiplying our Administrator's total expenses by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all companies managed by our Adviser under similar agreements.

Critical Accounting Policies

The preparation of our financial statements in accordance with generally accepted accounting principles in the United States of America, or GAAP, requires management to make judgments that are subjective in nature in order to make certain estimates and assumptions. Management relies on its experience, collects historical data and current market data, and analyzes this information in order to arrive at what it believes to be reasonable estimates. Under different conditions or assumptions, materially different amounts could be reported related to the accounting policies described below. In addition, application of these accounting policies involves the exercise of judgment on the use of assumptions as to future uncertainties and, as a result, actual results could materially differ from these estimates. A summary of all of our significant accounting policies is provided in Note 1 to our consolidated financial statements included elsewhere in this report. Below is a summary of accounting polices involving estimates and assumptions that require complex, subjective or significant judgments in their application and that materially affect our results of operations.

Allocation of Purchase Price

When we acquire real estate, we allocate the purchase price to the acquired tangible assets and liabilities, consisting of land, building, tenant improvements, long-term debt and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, the value of in-place leases, the value of unamortized lease origination costs, the value of tenant relationships and the value of capital lease obligations, based in each case on their fair values.

Management's estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets and liabilities acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily range from 9 to 18 months, depending on specific local market conditions. Management also estimates costs to execute similar leases, including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction. Management also considers the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. A change in any of the assumptions above, which are very subjective, could have a material impact on our results of operations.

The allocation of the purchase price directly affects the following in our consolidated financial statements:

- The amount of acquisition costs allocated to the various tangible and intangible assets on our balance sheet;
- The amounts allocated to the value of above-market and below-market lease values are amortized to rental income over the remaining non-cancelable terms of the respective leases. The amounts allocated to all other tangible and intangible assets are amortized to depreciation or amortization expense. Thus changes in the purchase price allocation among our assets could have a material impact on our FFO, which is used by investors of REITs to evaluate our operating performance; and
- The period of time that tangible and intangible assets are depreciated over varies greatly, and thus changes in the amounts allocated to these assets will have a direct impact on our results of operations. Intangible assets are generally amortized over the respective life of the leases, which normally range from 10 to 15 years, we depreciate our buildings over 39 years, and land is not depreciated. These differences in timing could have a material impact on our results of operations.

Asset Impairment Evaluation

We periodically review the carrying value of each property to determine if circumstances that indicate impairment in the carrying value of the investment exist or that depreciation periods should be modified. In determining if impairment exists, management considers such factors as our tenants' payment history, the financial condition of our tenants, including calculating the current leverage ratios of tenants, the likelihood of lease renewal, business conditions in the industry in which our tenants operate and whether the carrying value of our real estate has decreased. If any of the factors above support the possibility of impairment, we prepare a projection of the undiscounted future cash flows, without interest charges, of the specific property and determine if the investment in such property is recoverable. In preparing the projection of undiscounted future cash flows, we estimate the hold periods of the properties and cap rates using information we obtain from market comparability studies and other comparable sources. If impairment is indicated, the carrying value of the property would be written down to its estimated fair value based on our best estimate of the property's discounted future cash flows. Any material changes to the estimates and assumptions used in this analysis could have a significant impact on our results of operations, as the changes would impact our determination of whether impairment is deemed to have occurred and the amount of impairment loss we would recognize.

Using the methodology discussed above and in light of the current economic conditions discussed above in "*Business Environment*," we performed an impairment analysis of our entire portfolio at December 31, 2008. We have concluded that none of our properties are currently impaired, and we will continue to monitor our portfolio for any indicators that may change our conclusion.

Provision for Loan Losses

Our accounting policies require that we reflect in our financial statements an allowance for estimated credit losses with respect to mortgage loans we have made based upon our evaluation of known and inherent risks associated with our private lending assets. Management reflects provisions for loan losses based upon our assessment of general market conditions, our internal risk management policies and credit risk rating system, industry loss experience, our assessment of the likelihood of delinquencies or defaults, and the value of the collateral underlying our investments. Any material changes to the estimates and assumptions used in this analysis could have a significant impact on our results of operations. We did not make a loss allowance for our existing mortgage loan receivable as of December 31, 2008, as we believe the carrying value of the loan is fully collectible.

Recently Issued Accounting Pronouncements

Refer to Note 1 in the accompanying consolidated financial statements for a summary of all recently issued accounting pronouncements.

Results of Operations

Our weighted-average yield on the portfolio was approximately 9.63%, 9.55% and 9.48% as of December 31, 2008, 2007, and 2006, respectively. Our weighted-average yields on the six properties acquired during the year ended December 31, 2008 were as follows:

Date Acquired	Property Location	Weighted-Average Yield
1/29/08	Reading, Pennsylvania	9.95%
2/26/08	Fridley, Minnesota	8.93%
3/31/08	Concord Township, Ohio	11.27%
4/30/08	Pineville, North Carolina	11.06%
8/29/08	Marietta, Ohio	11.07%
8/29/08	Chalfont, Pennsylvania	9.01%

The weighted-average yield on our portfolio is calculated by taking the annualized straight-line rents, reflected as rental income on our consolidated statements of operations, or mortgage interest payments, reflected as interest income from mortgage notes receivable on our consolidated statements of operations, of each acquisition or mortgage loan as a percentage of the acquisition or loan price, as applicable. The weighted-average yield does not take into account the interest expense incurred on the financings placed on our properties.

A comparison of our operating results for the years ended December 31, 2008 and 2007 is below:

	For the year ended December 31,			
	2008	2007	$ Change	% Change
Operating revenues				
Rental income	$ 39,675,788	$ 31,469,297	$ 8,206,491	26%
Interest income from mortgage notes receivable	898,573	1,013,889	(115,316)	-11%
Tenant recovery revenue	336,637	310,353	26,284	8%
Total operating revenues	40,910,998	32,793,539	8,117,459	25%
Operating expenses				
Depreciation and amortization	12,704,641	10,528,458	2,176,183	21%
Property operating expenses	877,073	800,822	76,251	10%
Due diligence expense	1,176,379	20,968	1,155,411	5510%
Base management fee	1,637,851	1,858,120	(220,269)	-12%
Incentive fee	2,831,722	2,564,365	267,357	10%
Administration fee	954,635	837,898	116,737	14%
Professional fees	521,410	625,349	(103,939)	-17%
Insurance	173,414	214,141	(40,727)	-19%
Directors fees	216,851	229,000	(12,149)	-5%
Stockholder related expense	298,384	244,629	53,755	22%
Asset retirement obligation expense	133,244	116,478	16,766	14%
General and administrative	63,263	102,999	(39,736)	-39%
Total operating expenses before credit from Adviser	21,588,867	18,143,227	3,445,640	19%
Credit to incentive fee	(2,196,945)	(2,321,597)	124,652	-5%
Total operating expenses	19,391,922	15,821,630	3,570,292	23%
Other income (expense)				
Interest income from temporary investments	21,844	354,249	(332,405)	-94%
Interest income - employee loans	202,097	222,051	(19,954)	-9%
Other income	63,993	47,847	16,146	34%
Interest expense	(16,858,687)	(11,564,541)	(5,294,146)	46%
Total other expense	(16,570,753)	(10,940,394)	(5,630,359)	51%
Income from continuing operations	4,948,323	6,031,515	(1,083,192)	-18%
Discontinued operations				
Loss from discontinued operations	(35,376)	(3,312)	(32,064)	968%
Net realized income from foreign currency transactions	-	33,359	(33,359)	-100%
Taxes refunded on sale of real estate	-	78,667	(78,667)	-100%
Total discontinued operations	(35,376)	108,714	(144,090)	-133%
Net income	4,912,947	6,140,229	(1,227,282)	-20%
Distributions attributable to preferred stock	(4,093,750)	(4,093,750)	-	0%
Net income available to common stockholders	$ 819,197	$ 2,046,479	$ (1,227,282)	-60%

Operating Revenues

Rental income increased for the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily as a result of the six properties acquired during 2008, coupled with properties acquired during 2007 that were held for the full year in 2008.

Interest income from mortgage notes receivable decreased for the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily because interest income on our mortgage loan is based on the London Interbank Offered Rate, or LIBOR, which has significantly decreased over the past year.

Tenant recovery revenue increased for the year ended December 31, 2008 as compared to the year ended December 31, 2007, primarily as a result of the reimbursement of the ground lease payments on our Tulsa, Oklahoma property acquired in March 2007, which was held for the entire year in 2008, coupled with properties acquired during 2008 in which tenants reimbursed us for insurance expense.

Operating Expenses

Depreciation and amortization expenses increased during the year ended December 31, 2008, as compared to the year ended December 31, 2007, as a result of the six properties acquired during 2008, and properties acquired during 2007 that were held for the full year in 2008.

Property operating expenses consist of franchise taxes, management fees, insurance, ground lease payments and overhead expenses paid on behalf of certain of our properties. Property operating expenses increased during the year ended December 31, 2008, as compared to the year ended December 31, 2007, due to an increase in the amount of franchise taxes paid as a result of the properties acquired during 2008. In addition, property operating expenses included ground lease payments on our Tulsa, Oklahoma property acquired in March 2007, which was held for the entire year in 2008.

Due diligence expense consists of fees incurred for acquisitions that did not close. The fees primarily consist of legal fees and fees incurred for third-party reports prepared during our due diligence work. Over $1.0 million of the fees incurred were related to a large potential acquisition that did not close during 2008, and is not expected to be pursued further in 2009. We anticipate with the adoption of SFAS 141(R), discussed in detail in Note 1 of the accompanying consolidated financial statements, that the amount of expense we incur during 2009 and future years will also increase, as we will no longer be able to capitalize due diligence costs into the price of the acquisition.

The base management fee decreased for the year ended December 31, 2008, as compared to the year ended December 31, 2007, as a result of a decrease in total common stockholders' equity, the main component of the calculation. The calculation of the base management fee is described in detail above under *"Investment Advisory and Administration Agreements."*

The incentive fee increased for the year ended December 31, 2008, as compared to the year ended December 31, 2007, due to the decrease in total common stockholders' equity, coupled with the increase in FFO. The calculation of the incentive fee is described in detail above under *"Investment Advisory and Administration Agreements."*

The administration fee increased for the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily as a result of the increased number of employees of our Administrator, coupled with an increase in overhead expenses allocated by our Administrator. The calculation of the administrative fee is described in detail above under *"Investment Advisory and Administration Agreements."*

Professional fees, consisting primarily of legal and accounting fees, decreased during the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily as a result of a reduction in legal fees combined with fees incurred during the year ended December 31, 2007 for state tax research and costs related to the implementation of FIN 48, which were not incurred during the year ended December 31, 2008.

Insurance expense consists of the premiums paid for directors and officers insurance, which is renewed annually each September. Insurance expense decreased for the year ended December 31, 2008, as compared to the year ended December 31, 2007, because of a decrease in the premiums for the period from September 2007 through September 2008. Premiums for directors and officers insurance increased approximately 11% for the period from September 2008 through September 2009 and thus we expect this amount to increase in 2009.

Directors' fees decreased during the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily as a result of fewer committee meetings occurring in the year ended December 31, 2008 coupled with one of the independent directors becoming an interested director in January 2008, and thus the director no longer receiving fees for attending board meetings.

Stockholder related expense increased for the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily as a result of the increase in our costs associated with printing and filing the annual report, coupled with costs associated with the solicitation of the stockholder vote for the 2008 annual meeting.

Asset retirement obligation expense increased for the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily as a result of a property acquired during 2008, which was required to recognize an asset retirement liability, coupled with a property acquired where a liability was recorded during 2007 that was held for the full year in 2008.

General and administrative expenses decreased for the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily as a result of a decrease in the amount of dues and subscriptions, office expense and bank service charges incurred in 2008.

Other Income and Expense

Interest income from temporary investments decreased during the year ended December 31, 2008, as compared to the year ended December 31, 2007. The decrease was primarily a result of the decrease in our average cash balances during the year ended December 31, 2008.

Interest income on employee loans decreased during the year ended December 31, 2008, as compared to the year ended December 31, 2007. This decrease was a result of employees who paid off their loans during 2008, coupled with other partial principal repayments over the periods.

Other income increased during the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily because of a real estate tax reimbursement we received from our property located in Sterling Heights, Michigan in 2008.

Interest expense increased for the year ended December 31, 2008, as compared to the year ended December 31, 2007. This was primarily a result of the long-term financings we closed on 16 of our properties during 2008, coupled with an increased amount outstanding on our line of credit during 2008.

Discontinued Operations

The loss from discontinued operations for the year ended December 31, 2008 is the expense related to our two Canadian properties, which were sold in July 2006. The expense relates to legal fees associated with the dissolution of the entities which sold the properties. The 2006 tax returns were filed in March 2007, and we were due a refund of approximately $79,000, which is reflected on the accompanying consolidated statements of operations under Taxes refunded on sale of real estate for the year ended December 31, 2007.

Net Income Available to Common Stockholders

Net income available to common stockholders decreased for the year ended December 31, 2008, as compared to the year ended December 31, 2007. This decrease was primarily a result of increased interest expense from the increased number of properties which have long-term financing, partially offset by the increase in the size of our portfolio of investments in the past year and the corresponding increase in our revenues and the other events described above.

A comparison of our operating results for the years ended December 31, 2007 and 2006 is below:

	For the year ended December 31,			
	2007	2006	$ Change	% Change
Operating revenues				
Rental income	$ 31,469,297	$ 23,964,035	$ 7,505,262	31%
Interest income from mortgage notes receivable	1,013,889	1,845,231	(831,342)	-45%
Tenant recovery revenue	310,353	136,280	174,073	128%
Total operating revenues	32,793,539	25,945,546	6,847,993	26%
Operating expenses				
Depreciation and amortization	10,528,458	8,297,174	2,231,284	27%
Property operating expenses	800,822	636,427	164,395	26%
Due diligence expense	20,968	9,365	11,603	124%
Base management fee	1,858,120	2,902,053	(1,043,933)	-36%
Incentive fee	2,564,365	-	2,564,365	100%
Administration fee	837,898	-	837,898	100%
Professional fees	625,349	953,066	(327,717)	-34%
Insurance	214,141	211,562	2,579	1%
Directors fees	229,000	140,000	89,000	64%
Stockholder related expense	244,629	311,049	(66,420)	-21%
Asset retirement obligation expense	116,478	129,142	(12,664)	-10%
General and administrative	102,999	82,847	20,152	24%
Total operating expenses before credit from Adviser	18,143,227	14,067,096	4,076,131	29%
Credit to incentive fee	(2,321,597)	-	(2,321,597)	100%
Total operating expenses	15,821,630	14,067,096	1,754,534	12%
Other income (expense)				
Interest income from temporary investments	354,249	76,772	277,477	361%
Interest income - employee loans	222,051	125,788	96,263	77%
Other income	47,847	380,915	(333,068)	-87%
Interest expense	(11,564,541)	(9,104,894)	(2,459,647)	27%
Total other expense	(10,940,394)	(8,521,419)	(2,418,975)	28%
Income from continuing operations	6,031,515	3,357,031	2,674,484	80%
Discontinued operations				
Loss from discontinued operations	(3,312)	112,145	(115,457)	-103%
Net realized income from foreign currency transactions	33,359	(202,938)	236,297	-116%
Gain on sale of real estate	-	1,422,026	(1,422,026)	100%
Taxes refunded on sale of real estate	78,667	(315,436)	394,103	-125%
Total discontinued operations	108,714	1,015,797	(907,083)	-89%
Net income	6,140,229	4,372,828	1,767,401	40%
Distributions attributable to preferred stock	(4,093,750)	(2,186,890)	(1,906,860)	87%
Net income available to common stockholders	$ 2,046,479	$ 2,185,938	$ (139,459)	-6%

Operating Revenues

Rental income increased for the year ended December 31, 2007, as compared to the year ended December 31, 2006, primarily due to the acquisition of 14 properties and one leasehold interest during 2007, and properties acquired during 2006 that were held for the full year in 2007.

Interest income from mortgage loans decreased for the year ended December 31, 2007, as compared to the year ended December 31, 2006, due to the defaulted mortgage loan on the Sterling Heights, Michigan property in August 2006. We acquired the building in satisfaction of the mortgage loan in September 2006.

Tenant recovery revenue increased for the year ended December 31, 2007, as compared to the year ended December 31, 2006, as a result of an increase in the number of tenants which reimbursed us for insurance expense and the reimbursement of the ground lease payments on our Tulsa, Oklahoma property acquired in March 2007, which was partially offset by an over-accrual of franchise taxes in 2005, which resulted in a credit to tenant recovery revenue in 2006.

Operating Expenses

Depreciation and amortization expenses increased during the year ended December 31, 2007, as compared to the year ended December 31, 2006, as a result of the 14 properties and one leasehold interest acquired during 2007, coupled with properties acquired during 2006 that were held for the full period in 2007.

Property operating expenses consist of franchise taxes, management fees, insurance, ground lease payments on our Tulsa, Oklahoma property acquired in March 2007 and overhead expenses paid on behalf of certain of our properties. Property operating expenses increased during the year ended December 31, 2007, as compared to the year ended December 31, 2006, primarily as a result of the 14 properties and one leasehold interest acquired during 2007, and the corresponding increase in franchise taxes, management fees and insurance.

Due diligence expense consists of fees incurred for acquisitions that did not close. The fees primarily consist of legal fees and fees incurred for third party reports prepared during our due diligence work.

The base management fee for the year ended December 31, 2007 was computed under the terms of the Amended Advisory Agreement and the base management fee for the years ended December 31, 2006 was computed under the terms of the Initial Advisory Agreement. Both agreements are described above under *"Investment Advisory and Administration Agreements."*

On January 1, 2007, the Amended Advisory Agreement, which includes an incentive fee component, became effective. The calculation of the incentive fee is described in detail above under *"Investment Advisory and Administration Agreements."* There was no incentive fee recorded during the year ended December 31, 2006, as the Amended Advisory Agreement was not in effect.

On January 1, 2007, the Administration Agreement became effective and we began paying our Administrator amounts equal to our allocable portion of our Administrator's overhead expenses in performing its obligations under the Administration Agreement. The calculation of the administrative fee is described above under *"Investment Advisory and Administration Agreements."* There was no administration fee recorded during the year ended December 31, 2006, as the Administration Agreement was not in effect.

Professional fees, consisting primarily of legal and accounting fees, decreased during the year ended December 31, 2007, as compared to the year ended December 31, 2006, primarily as a result of fees paid in connection with the formation of the Massachusetts Business Trusts in 2006, fees paid in connection with the audit of the modification to the stock option plan in 2006, legal fees incurred in 2006 related to the defaulted mortgage loan on the Sterling Heights, Michigan property, and lower audit fees paid in 2007 than

2006, partially offset by an increase in accounting fees paid in 2007 related to the implementation of FIN 48 and increased tax return preparation fees associated with the increased number of states in which we were required to file tax returns.

Insurance expense consists of the premiums paid for directors and officers insurance, which is renewed annually each September. Insurance expense remained flat for the year ended December 31, 2007, as compared to the year ended December 31, 2006 because of increased premiums for the period from September 2006 through September 2007 as compared to the previous year, partially offset by a decrease in premiums for the period from September 2007 through September 2008 as compared to the previous year.

Directors' fees increased for the year ended December 31, 2007, as compared to the year ended December 31, 2006, due to an increase in the annual fees each board member collects, coupled with an increased number of committee meetings. The board member annual fees increased in 2007 as a result of the termination of our stock option plan.

Stockholder related expense decreased for the year ended December 31, 2007, as compared to the year ended December 31, 2006, primarily as a result of costs associated with the solicitation of the stockholder vote for the annual meeting in 2006, partially offset by the increase in our annual fees due to NASDAQ, and increased costs associated with printing the annual report.

Asset retirement obligation expense decreased for the year ended December 31, 2007, as compared to the year ended December 31, 2006, primarily as a result of the expense recorded during 2006, which included expense related to prior periods. The expense related to prior periods was immaterial to the 2006 earnings.

General and administrative expenses increased for the year ended December 31, 2007, as compared to the year ended December 31, 2006, primarily as a result of an increase in the number of conferences attended during 2007 and the expense associated with traveling to these conferences, coupled with an increase in our annual fees due to The National Association of Real Estate Investment Trusts, or NAREIT.

There was no stock option compensation expense recorded for the year ended December 31, 2007 as we terminated our stock option plan on December 31, 2006. Stock option compensation expense for the year ended December 31, 2006 was the result of the adoption of the SFAS 123 (R) (revised 2004) "Share-based Payment."

Other Income and Expense

Interest income from temporary investments increased during the year ended December 31, 2007, as compared to the year ended December 31, 2006. The increase was primarily a result of the increase in our average cash balances during the year ended December 31, 2007, as a result of long-term financings on 10 properties that closed subsequent to December 31, 2006.

Interest income on employee loans increased during the year ended December 31, 2007, as compared to the year ended December 31, 2006. This increase was a result of 11 employee loans that were originated during 2006 in which interest was earned for the full year in 2007.

Other income decreased for the year ended December 31, 2007 as compared to the year ended December 31, 2006, primarily because of income received from defaulted interest, expenses, and late penalties from the settlement on the defaulted mortgage loan on the Sterling Heights, Michigan property in 2006.

Interest expense increased for the year ended December 31, 2007, as compared to the year ended December 31, 2006. This was primarily a result of the long-term financings we closed on 10 properties in 2007, partially offset by a decreased amount outstanding on our line of credit.

Discontinued Operations

Income from discontinued operations relates to our two Canadian properties, which were sold in July 2006. Income for the year ended December 31, 2006 was a result of operations from the Canadian properties held during that time, whereas the expense for the year ended December 31, 2007 was a result of expenses related to the entities that we incurred subsequent to the sale. We also paid and fully accrued approximately $315,000 in taxes related to the gain on the sale in 2006. The 2006 tax returns were subsequently filed in March of 2007, and the amount owed was approximately $236,000. We received a refund of approximately $79,000 in 2007, which is reflected under taxes paid on sale of real estate.

Net Income Available to Common Stockholders

Net income available to common stockholders decreased for the year ended December 31, 2007, as compared to the year ended December 31, 2006. This decrease was primarily a result of the gain on sale of the two Canadian properties recognized in July of 2006, coupled with increased interest expense from the increased number of properties which have long-term financing and the preferred distributions paid. This is partially offset by the increase in our portfolio of investments in the past year and the corresponding increase in our revenues and the other events described above, and the elimination of stock option expense during 2007.

Liquidity and Capital Resources

Future Capital Needs

At December 31, 2008, we had approximately $4.5 million in cash and cash equivalents. We have access to our existing line of credit with an available borrowing capacity of $35.5 million, have obtained mortgages on 55 of our properties and have a $20.0 million short-term loan. We had investments in 65 real properties for a net value, including intangible assets, of approximately $397.3 million and one mortgage loan receivable for $10.0 million.

As discussed in "*Business Environment*" above, continued weak economic conditions have adversely affected our ability to obtain additional mortgages, as well as our ability to borrow funds and issue equity securities, our principal sources of external financing. Until economic conditions improve, we intend to fund our existing contractual obligations with our cash flows from operations and borrowing against our existing line of credit. When economic conditions improve, we intend to complete additional acquisitions of real estate and to originate additional mortgage notes. When economic conditions improve, we intend to fund our contractual obligations and acquire additional properties by borrowing all or a portion of the purchase price and collateralizing the mortgages with some or all of our real property, by borrowing against our existing line of credit or by issuing additional equity securities under an effective shelf registration statement. The registration statement permits us to issue, through one or more transactions, up to an aggregate of $300.0 million in securities consisting of common or preferred stock, all of which was available as of December 31, 2008. We may also use these funds for general corporate needs. If we are unable to make any required debt payments on any borrowings, our lenders could foreclose on the properties collateralizing their loans, which could cause us to lose part or all of our investments in such properties. We do not have any balloon principal payments due under any of our long-term mortgages until 2010, and the $48.0 million mortgage that matures in 2010 has three annual extension options through 2013.

In addition, we need sufficient capital to fund our distributions, pay the debt service costs on our existing long-term mortgages, repay our $20.0 million short-term loan and fund our current operating costs. We may require credits to our management fees, issued from our Adviser, in order to meet these obligations, although our Adviser is under no obligation to provide such credits, in whole or in part. We routinely review our liquidity requirements, and we believe that our current cash flows from operations, coupled with our current availability on our line of credit, are sufficient to continue operations, repay our short-term loan and pay distributions to our stockholders, however we are unable to determine the terms of future borrowings or equity issuances or whether we will be able to borrow funds or issue equity on terms favorable to us, or at all.

Operating Activities

Net cash provided by operating activities during the year ended December 31, 2008 was approximately $17.6 million, compared to net cash provided by operating activities of approximately $16.1 million for the year ended December 31, 2007. The increase in cash provided by operating activities is primarily a result of the six properties we acquired during 2008, coupled with the properties acquired during 2007 that were held for the full year in 2008. A majority of cash from operating activities is generated from the rental payments we receive from our tenants and the interest payments we receive from our borrower. We utilize this cash to fund our property-level operating expenses and use the excess cash primarily for debt and interest payments on our mortgage notes payable, interest payments on our line of credit and short-term loan, distributions to our stockholders, management fees to our Adviser, and other entity level expenses.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2008 was approximately $50.8 million, which primarily consisted of the purchase of six properties, as described in "*Recent Events*" above, as compared to net cash used in investing activities during the year ended December 31, 2007 of approximately $106.1 million, which primarily consisted of the purchase of 14 properties and one leasehold interest. During the year ended December 31, 2008, we purchased five of the six properties using borrowings under our line of credit and assumed the mortgage on the sixth property located in Chalfont, Pennsylvania. During the year ended December 31, 2007, we purchased all of the properties using borrowings under our line of credit, and then subsequently placed long-term mortgages on most of these properties and used the proceeds to pay down the line of credit.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2008 was approximately $36.3 million, which primarily consisted of the proceeds from the long-term financing of 16 of our properties and borrowings under our line of credit, partially offset by repayments on our line of credit, principal repayments on mortgage notes payable, payments for deferred financing costs and distributions paid to our stockholders. Net cash provided by financing activities for the year ended December 31, 2007 was approximately $55.3 million, which primarily consisted of the proceeds received from the long-term financing of 10 of our properties and the proceeds from the short-term loan, partially offset by repayments on our line of credit, payments for deferred financing costs, principal repayments on mortgage notes payable and distributions paid to our stockholders.

Mortgage Notes Payable

On August 29, 2008, we assumed approximately $6.4 million of indebtedness pursuant to a long-term note payable from GE Commercial Mortgage Financial Corporation, or GE, in connection with our acquisition on the same date of a property located in Chalfont, Pennsylvania. The note accrues interest at a rate of 6.80% per year, and we may not repay this note prior to maturity or we may be subject to a substantial prepayment penalty. The note matures on June 1, 2016.

On September 15, 2008, through wholly-owned subsidiaries, we borrowed approximately $48.0 million pursuant to a long-term note payable from GE, which is collateralized by security interests in 15 properties. The note accrues interest at a rate of 6.85% per year and we may not repay this note prior to maturity, or we would be subject to a substantial prepayment penalty. The note has a maturity date of October 1, 2010, with three annual extension options through October 1, 2013. We used the proceeds from the note to pay down the outstanding balance on the line of credit.

As of December 31, 2008, we had 16 fixed-rate mortgage notes payable in the aggregate principal amount of approximately $255.1 million, collateralized by a total of 55 properties with terms ranging from 2 years to 25 years. The weighted-average interest rate on the mortgage notes payable as of December 31, 2008 was approximately 6.0%.

Line of Credit

On December 29, 2006, we entered into a $75.0 million senior revolving credit agreement with a syndicate of banks led by KeyBank National Association, which matures on December 29, 2009. As long as we are in compliance with our covenants under the line of credit, we have the option to extend the line of credit for an additional year, and we currently intend to exercise this option. We must notify KeyBank of our intention to exercise the renewal option 45 days prior to the maturity date and pay an extension fee of 0.20% of the total commitment outstanding at the date of notification. We subsequently increased the availability under our line of credit to $95.0 million in November 2007. The interest rate charged on the advances under the facility is based on LIBOR, the prime rate or the federal funds rate, depending on market conditions, and adjusts periodically. The unused portion of the line of credit is subject to a fee of 0.15% per year. Our ability to access this funding source is subject to us continuing to meet customary lending requirements such as compliance with financial and operating covenants and meeting certain lending limits. One such covenant requires us to limit distributions to our stockholders to 95% of our funds from operations, or FFO, beginning with the quarter ended December 31, 2007. In addition, the maximum amount we may draw under this agreement is based on a percentage of the value of properties pledged as collateral to the banks, which must meet agreed upon eligibility standards. If and when long-term mortgages are arranged for these pledged properties, the banks will release the properties from the line of credit and reduce the availability under the line of credit by the advanced amount of the removed property. Conversely, as we purchase new properties meeting the eligibility standards, we may pledge these new properties to obtain additional advances under this agreement. The availability under the line of credit will also be reduced by letters of credit used in the ordinary course of business. We may use the advances under the line of credit for both general corporate purposes and the acquisition of new investments. As of December 31, 2008, there was $11.5 million outstanding under the line of credit at an interest rate of approximately 2.4%, and approximately $5.1 million outstanding under letters of credit at a weighted average interest rate of approximately 2.0%. At December 31, 2008, the remaining borrowing capacity available under the line of credit was approximately $35.5 million. We were in compliance with all covenants under the line of credit as of December 31, 2008.

Short-Term Loan

On December 21, 2007, we entered into a $20.0 million unsecured term loan with KeyBank National Association, which matured on December 20, 2008. We exercised our option to extend the term for an additional six months, which resulted in a new maturity date of June 20, 2009. The interest rate charged on the loan is based on LIBOR, the prime rate or the federal funds rate, depending on market conditions, and adjusts periodically. Our ability to maintain this funding source is subject to us continuing to meet customary lending requirements such as compliance with financial and operating covenants and meeting certain lending limits. One such covenant requires us to limit distributions to our stockholders to 95% of our FFO. As of December 31, 2008, the interest rate on the short-term loan was approximately 4.2%, and we were in compliance with all covenants under the short-term loan. We currently have adequate availability under our line of credit to repay the loan in June 2009.

Contractual Obligations

The following table reflects our significant contractual obligations as of December 31, 2008:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt Obligations [(1)]	$ 286,611,173	$ 33,953,975	$ 53,333,089	$ 6,431,796	$ 192,892,313
Interest on Debt Obligations [(2)]	94,181,075	16,530,519	26,763,348	23,261,607	27,625,601
Capital Lease Obligations [(3)]	300,000	-	-	-	300,000
Operating Lease Obligations [(4)]	1,680,000	134,400	268,800	268,800	1,008,000
Total	$ 382,772,248	$ 50,618,894	$ 80,365,237	$ 29,962,203	$ 221,825,914

(1) Debt obligations represent borrowings under our line of credit, term loan and mortgage notes payable that were outstanding as of December 31, 2008. The line of credit matures in December 2009, and we expect to exercise our option to extend for an additional year. The term loan matures in June 2009. The $48.0 million mortgage note issued in September 2008 matures in October 2010, and we expect to exercise our options to extend through October 2013.

(2) Interest on debt obligations includes estimated interest on our borrowings under our line of credit or term loan. The balance and interest rate on our line of credit and term loan are variable, thus the amount of interest calculated for purposes of this table was based upon rates and balances as of December 31, 2008.

(3) Capital lease obligations represent the obligation to purchase the land held under the ground lease on our property located in Fridley, Minnesota.

(4) Operating lease obligations represent the ground lease payments due on our Tulsa, Oklahoma property. The lease expires in June 2021.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K as of December 31, 2008.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. The primary risk that we believe we will be exposed to is interest rate risk. We currently own one variable rate loan receivable, certain of our leases contain escalations based on market interest rates, and the interest rate on our existing line of credit and short-term loan are variable. Although we seek to mitigate this risk by structuring such provisions of our loans and leases to contain a minimum interest rate or escalation rate, as applicable, these features do not eliminate this risk. We are also exposed to the effects of interest rate changes as a result of the holding of our cash and cash equivalents in short-term, interest-bearing investments. We have not entered into any derivative contracts to attempt to further manage our exposure to interest rate fluctuations.

To illustrate the potential impact of changes in interest rates on our net income for the years ended December 31, 2008 and 2007, we have performed the following analysis, which assumes that our balance sheet remains constant and no further actions beyond a minimum interest rate or escalation rate are taken to alter our existing interest rate sensitivity.

The following table summarizes the impact of a 1% increase and 1% decrease in the one month LIBOR for the years ended December 31, 2008 and 2007.

	Year ended December 31,	
1% increase in the one month LIBOR	2008	2007
Rental & interest income	$ 106,031	$ 36,500
Interest expense	320,250	247,389
Net decrease	$ (214,219)	$ (210,889)
Net income available to common stockholders (as reported)	$ 819,197	$ 2,046,479
Net decrease as percentage of Net income available to common stockholders (as reported)	-26.1%	-10.3%
1% decrease in the one month LIBOR		
Rental & interest income	$ (96,882)	$ (38,948)
Interest expense	$ (320,250)	$ (248,067)
Net increase	$ 223,368	$ 209,119
Net income available to common stockholders (as reported)	$ 819,197	$ 2,046,479
Net increase as percentage of Net income available to common stockholders (as reported)	27.3%	10.2%

As of December 31, 2008, the fair value of our fixed rate debt outstanding was approximately $227.9 million. Interest rate fluctuations may affect the fair value of our fixed rate debt instruments. If interest rates on our fixed rate debt instruments, using rates at December 31, 2008, had been one percentage point higher or lower, the fair value of those debt instruments on that date would have decreased or increased by approximately $10.4 million and $11.1 million, respectively.

In the future, we may be exposed to additional effects of interest rate changes primarily as a result of our line of credit, term loan or long-term mortgage debt used to maintain liquidity and fund expansion of our real estate investment portfolio and operations. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve this objective, we will borrow primarily at fixed rates or variable rates with the lowest margins available and, in some cases, with the ability to convert variable rates to fixed rates. We may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate the interest rate risk on a related financial instrument. We will not enter into derivative or interest rate transactions for speculative purposes.

In addition to changes in interest rates, the value of our real estate is subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance debt if necessary.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Management on Internal Controls over Financial Reporting

To the Stockholders and Board of Directors of Gladstone Commercial Corporation:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and include those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets, provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO). Based on our assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

February 25, 2009

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Gladstone Commercial Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Gladstone Commercial Corporation and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
McLean, VA
February 25, 2009

GLADSTONE COMMERCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS		
Real estate, at cost	$ 390,562,138	$ 340,500,406
Less: accumulated depreciation	24,757,576	15,738,634
Total real estate, net	365,804,562	324,761,772
Lease intangibles, net	31,533,843	28,989,556
Mortgage notes receivable	10,000,000	10,000,000
Cash and cash equivalents	4,503,578	1,356,408
Restricted cash	2,677,561	1,914,067
Funds held in escrow	2,150,919	1,401,695
Deferred rent receivable	7,228,811	5,094,799
Deferred financing costs, net	4,383,446	4,405,129
Due from adviser (Refer to Note 2)	108,898	-
Prepaid expenses and other assets	707,167	979,263
TOTAL ASSETS	$ 429,098,785	$ 378,902,689
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable	$ 255,111,173	$ 202,120,471
Short-term loan and borrowings under line of credit	31,500,000	24,400,000
Deferred rent liability	3,147,472	3,933,035
Asset retirement obligation liability	2,190,192	1,811,752
Accounts payable and accrued expenses	2,673,787	778,949
Due to adviser (Refer to Note 2)	-	784,301
Obligation under capital lease	235,378	-
Rent received in advance, security deposits and funds held in escrow	3,745,523	2,706,113
Total Liabilities	298,603,525	236,534,621
STOCKHOLDERS' EQUITY		
Redeemable preferred stock, $0.001 par value; $25 liquidation preference; 2,300,000 shares authorized and 2,150,000 shares issued and outstanding	2,150	2,150
Common stock, $0.001 par value, 47,700,000 shares authorized and 8,563,264 and 8,565,264 shares issued and outstanding, respectively	8,563	8,565
Additional paid in capital	170,622,581	170,640,979
Notes receivable - employees	(2,595,886)	(2,769,923)
Distributions in excess of accumulated earnings	(37,542,148)	(25,513,703)
Total Stockholders' Equity	130,495,260	142,368,068
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 429,098,785	$ 378,902,689

The accompanying notes are an integral part of these consolidated financial statements.

GLADSTONE COMMERCIAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31, 2008	2007	2006
Operating revenues			
Rental income	$ 39,675,788	$ 31,469,297	$ 23,964,035
Interest income from mortgage notes receivable	898,573	1,013,889	1,845,231
Tenant recovery revenue	336,637	310,353	136,280
Total operating revenues	40,910,998	32,793,539	25,945,546
Operating expenses			
Depreciation and amortization	12,704,641	10,528,458	8,297,174
Property operating expense	877,073	800,822	636,427
Due diligence expense	1,176,379	20,968	9,365
Base management fee (Refer to Note 2)	1,637,851	1,858,120	2,902,053
Incentive fee (Refer to Note 2)	2,831,722	2,564,365	-
Administration fee (Refer to Note 2)	954,635	837,898	-
Professional fees	521,410	625,349	953,066
Insurance	173,414	214,141	211,562
Directors fees	216,851	229,000	140,000
Stockholder related expenses	298,384	244,629	311,049
Asset retirement obligation expense	133,244	116,478	129,142
General and administrative	63,263	102,999	82,847
Stock option compensation expense	-	-	394,411
Total operating expenses before credit from Adviser	21,588,867	18,143,227	14,067,096
Credit to incentive fee (Refer to Note 2)	(2,196,945)	(2,321,597)	-
Total operating expenses	19,391,922	15,821,630	14,067,096
Other income (expense)			
Interest income from temporary investments	21,844	354,249	76,772
Interest income - employee loans	202,097	222,051	125,788
Other income	63,993	47,847	380,915
Interest expense	(16,858,687)	(11,564,541)	(9,104,894)
Total other expense	(16,570,753)	(10,940,394)	(8,521,419)
Income from continuing operations	4,948,323	6,031,515	3,357,031
Discontinued operations			
(Loss) income from discontinued operations	(35,376)	(3,312)	112,145
Net realized income (loss) from foreign currency transactions	-	33,359	(202,938)
Gain on sale of real estate	-	-	1,422,026
Taxes refunded (paid) on sale of real estate	-	78,667	(315,436)
Total discontinued operations	(35,376)	108,714	1,015,797
Net income	4,912,947	6,140,229	4,372,828
Distributions attributable to preferred stock	(4,093,750)	(4,093,750)	(2,186,890)
Net income available to common stockholders	$ 819,197	$ 2,046,479	$ 2,185,938
Earnings per weighted average common share - basic			
Income from continuing operations (net of distributions attributable to preferred stock)	$ 0.10	$ 0.23	$ 0.15
Discontinued operations	0.00	0.01	0.13
Net income available to common stockholders	$ 0.10	$ 0.24	$ 0.28
Earnings per weighted average common share - diluted			
Income from continuing operations (net of distributions attributable to preferred stock)	$ 0.10	$ 0.23	$ 0.14
Discontinued operations	0.00	0.01	0.13
Net income available to common stockholders	$ 0.10	$ 0.24	$ 0.27
Weighted average shares outstanding			
Basic	8,565,149	8,565,264	7,827,781
Diluted	8,565,149	8,565,264	7,986,690

The accompanying notes are an integral part of these consolidated financial statements.

GLADSTONE COMMERCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Preferred Stock	Capital in Excess of Par Value	Notes Receivable From Sale of Common Stock	Distributions in Excess of Accumulated Earnings	Total Stockholders' Equity
Issuance of Common Stock Under Stock Option Plan	893	-	13,650,453	(2,769,954)	-	10,881,392
Issuance of Preferred Stock	-	2,150	53,747,850	-	-	53,750,000
Public Offering Costs	-	-	(2,654,279)	-	-	(2,654,279)
Stock Option Compensation Expense	-	-	394,411	-	-	394,411
Repayment of Principal on Notes Receivable	-	-	-	914	-	914
Distributions Declared to Common and Preferred Stockholders	-	-	-	-	(13,469,626)	(13,469,626)
Net income	-	-	-	-	4,372,828	4,372,828
Balance at December 31, 2006	$8,565	$2,150	$170,640,979	$ (3,201,322)	$ (15,226,196)	$ 152,224,176
Repayment of Principal on Notes Receivable	-	-	-	431,399	-	431,399
Distributions Declared to Common and Preferred Stockholders	-	-	-	-	(16,427,736)	(16,427,736)
Net income	-	-	-	-	6,140,229	6,140,229
Balance at December 31, 2007	$8,565	$2,150	$170,640,979	$ (2,769,923)	$ (25,513,703)	$ 142,368,068
Forfeiture of Common Stock	(2)	-	(18,398)	-	-	(18,400)
Repayment of Principal on Notes Receivable	-	-	-	174,037	-	174,037
Distributions Declared to Common and Preferred Stockholders	-	-	-	-	(16,941,392)	(16,941,392)
Net income	-	-	-	-	4,912,947	4,912,947
Balance at December 31, 2008	$8,563	$2,150	$170,622,581	$ (2,595,886)	$ (37,542,148)	$ 130,495,260

The accompanying notes are an integral part of these consolidated financial statements.

GLADSTONE COMMERCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 4,912,947	$ 6,140,229	$ 4,372,828
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization, including discontinued operations	12,704,641	10,528,458	8,349,474
Amortization of deferred financing costs, including discontinued operations	1,283,956	717,195	1,207,198
Amortization of deferred rent asset and liability	(532,066)	(532,068)	(442,765)
Accretion of obligation under capital lease	10,311	-	-
Asset retirement obligation expense, including discontinued operations	133,244	116,478	139,074
Stock compensation	-	-	394,411
Increase in mortgage notes payable due to change in value of foreign currency	-	-	202,066
Value of building acquired in excess of mortgage note satisfied, applied to interest income	-	-	(335,701)
Gain on sale of real estate	-	-	(1,422,026)
Decrease (increase) in prepaid expenses and other assets	172,096	64,990	(62,880)
Increase in deferred rent receivable	(2,387,509)	(1,741,016)	(1,270,159)
Increase in accounts payable, accrued expenses, and amount due adviser, net	1,001,639	625,398	196,294
Increase in rent received in advance	275,916	176,145	268,037
Net cash provided by operating activities	17,575,175	16,095,809	11,595,851
Cash flows from investing activities:			
Real estate investments	(49,359,852)	(105,599,587)	(48,339,307)
Proceeds from sales of real estate	-	-	2,102,567
Principal repayments on mortgage notes receivable	-	-	44,742
Receipts from lenders for reserves held in escrow	874,227	1,603,309	1,127,753
Payments to lenders for reserves held in escrow	(1,623,452)	(1,369,186)	(1,722,280)
(Increase) decrease in restricted cash	(763,494)	(688,905)	749,274
Deposits on future acquisitions	(1,650,000)	(2,110,000)	(900,000)
Deposits applied against real estate investments	1,750,000	2,110,000	1,200,000
Net cash used in investing activities	(50,772,571)	(106,054,369)	(45,737,251)
Cash flows from financing activities:			
Proceeds from share issuance	-	-	65,089,026
Redemption of shares for payment of taxes	-	-	(457,634)
Offering costs	-	-	(2,654,279)
Borrowings under mortgage notes payable	48,015,000	48,521,690	68,055,000
Principal repayments on mortgage notes payable	(1,485,901)	(895,657)	(604,318)
Principal repayments on employee notes receivable	155,637	431,399	914
Borrowings from short-term loan and line of credit	76,900,000	65,500,000	71,400,400
Repayments on line of credit	(69,800,000)	(41,100,000)	(114,960,400)
Receipts from tenants for reserves	2,391,360	2,023,019	2,099,506
Payments to tenants from reserves	(2,159,671)	(1,710,685)	(3,276,731)
Increase in security deposits	531,806	376,572	427,951
Payments for deferred financing costs	(1,262,273)	(1,409,320)	(3,242,881)
Distributions paid for common and preferred	(16,941,392)	(16,427,736)	(13,469,627)
Net cash provided by financing activities	36,344,566	55,309,282	68,406,927
Net increase (decrease) in cash and cash equivalents	3,147,170	(34,649,278)	34,265,527
Cash and cash equivalents, beginning of year	1,356,408	36,005,686	1,740,159
Cash and cash equivalents, end of year	$ 4,503,578	$ 1,356,408	$ 36,005,686
Cash paid during period for interest	$ 14,337,944	$ 10,693,440	$ 8,045,342
NON-CASH OPERATING, INVESTING AND FINANCING INFORMATION			
Additions to real estate included in accounts payable, accrued expenses, and amount due adviser	$ -	$ 81,400	$ -
Increase in asset retirement obligation	$ 245,196	$ 180,458	$ 1,631,294
Fixed rate debt assumed in connection with acquisitions	$ 6,461,603	$ 4,506,689	$ 30,129,654
Obligation under capital lease	$ 225,068	$ -	$ -
Assumption of mortgage notes payable by buyer	$ -	$ -	$ 4,846,925
Acquisition of building in satisfaction of mortgage note receivable	$ -	$ -	$ 11,316,774
Notes receivable issued in exchange for common stock associated with the exercise of employee stock options	$ -	$ -	$ 2,769,954
Forfeiture of common stock in satisfaction of employee note receivable	$ 18,400	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

GLADSTONE COMMERCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

Gladstone Commercial Corporation (the "Company") is a Maryland corporation that operates in a manner so as to qualify as a real estate investment trust ("REIT") for federal income tax purposes and was incorporated on February 14, 2003 under the General Corporation Law of Maryland, primarily for the purpose of engaging in the business of investing in real estate properties net leased to creditworthy entities and making mortgage loans to creditworthy entities. Subject to certain restrictions and limitations, the business of the Company is managed by Gladstone Management Corporation, a Delaware corporation (the "Adviser").

Subsidiaries

The Company conducts substantially all of its operations through a subsidiary, Gladstone Commercial Limited Partnership, a Delaware limited partnership, (the "Operating Partnership"). As the Company currently owns all of the general and limited partnership interests of the Operating Partnership through GCLP Business Trust I and II as disclosed below, the financial position and results of operations of the Operating Partnership are consolidated with those of the Company.

Gladstone Commercial Partners, LLC, a Delaware limited liability company ("Commercial Partners") and a subsidiary of the Company, was organized to engage in any lawful act or activity for which a limited liability company may be organized in Delaware. Commercial Partners has the power to make and perform all contracts and to engage in all activities to carry out the purposes of the Company, and all other powers available to it as a limited liability company. As the Company currently owns all of the membership interests of Commercial Partners, the financial position and results of operations of Commercial Partners are consolidated with those of the Company.

Gladstone Lending, LLC, a Delaware limited liability company ("Gladstone Lending"), and a subsidiary of the Company, was created to conduct all operations related to real estate mortgage loans of the Company. As the Operating Partnership currently owns all of the membership interests of Gladstone Lending, the financial position and results of operations of Gladstone Lending are consolidated with those of the Company.

Gladstone Commercial Advisers, Inc., a Delaware corporation ("Commercial Advisers") and a subsidiary of the Company, is a taxable REIT subsidiary ("TRS"), which was created to collect all non-qualifying income related to the Company's real estate portfolio. It is currently anticipated that this income will predominately consist of fees received by the Company related to the leasing of real estate. There have been no such fees earned to date. Since the Company owns 100% of the voting securities of Commercial Advisers, the financial position and results of operations of Commercial Advisers are consolidated with those of the Company.

GCLP Business Trust I and GCLP Business Trust II, subsidiaries of the Company, each are business trusts formed under the laws of the Commonwealth of Massachusetts on December 28, 2005. The Company transferred its 99% limited partnership interest in the Operating Partnership to GCLP Business Trust I in exchange for 100 trust shares. Commercial Partners transferred its 1% general partnership interest in the Operating Partnership to GCLP Business Trust II in exchange for 100 trust shares.

Investments in Real Estate

The Company records investments in real estate at cost and capitalizes improvements and replacements when they extend the useful life or improve the efficiency of the asset. The Company expenses costs of repairs and maintenance as incurred. The Company computes depreciation using the straight-line method over the estimated useful life of 39 years for buildings and improvements, five to seven years for equipment and fixtures and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

The Company accounts for its acquisitions of real estate in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which requires the purchase price of real estate to be allocated to the acquired tangible assets and liabilities, consisting of land, building, tenant improvements, long-term debt and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, the value of in-place leases, the value of unamortized lease origination costs, the value of tenant relationships and the value of capital lease obligations, based in each case on their fair values.

Management's estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets and liabilities acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily range from nine to eighteen months, depending on specific local market conditions. Management also estimates costs to execute similar leases, including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The Company allocates purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The "as-if-vacant" value is allocated to land, building, and tenant improvements based on management's determination of the relative fair values of these assets. Real estate depreciation expense on these tangible assets, including discontinued operations was approximately $9.0 million, $7.1 million and $5.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values, included in the accompanying balance sheet as part of deferred rent receivable, are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. Total amortization related to above-market lease values was approximately $0.3 million for each of the years ended December 31, 2008, 2007 and 2006, respectively. The capitalized below-market lease values, included in the accompanying balance sheet as deferred rent liability, are amortized as an increase to rental income over the remaining non-cancelable terms of the respective leases. Total amortization related to below-market lease values was approximately $0.8 million, $0.8 million and $0.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The total amount of the remaining intangible assets acquired, which consist of in-place lease values, unamortized lease origination costs, and customer relationship intangible values, are allocated based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The value of in-place leases and unamortized lease origination costs are amortized to expense over the remaining term of the respective leases, which generally range from 10 to 15 years. The value of customer relationship intangibles, which is the benefit to the Company resulting from the likelihood of an existing tenant renewing its lease, are amortized to expense over the remaining term and any anticipated renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the above-market and below-market lease values, in-place lease values, unamortized lease origination costs and customer relationship intangibles will be charged to expense. Total amortization expense related to these intangible assets, including discontinued operations, was approximately $3.7 million, $3.4 million and $3.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Impairment

Investments in Real Estate

The Company accounts for the impairment of real estate in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that the Company periodically review the carrying value of each property to determine if circumstances indicate impairment in the carrying value of the investment exist or that depreciation periods should be modified. If circumstances support the possibility of impairment, the Company prepares a projection of the undiscounted future cash flows, without interest charges, of the specific property and determines if the investment in such property is recoverable. If impairment is indicated, the carrying value of the property would be written down to its estimated fair value based on the Company's best estimate of the property's discounted future cash flows. There have been no impairments recognized on real estate assets in the Company's history.

In light of the current economic conditions discussed in "*Management's Discussion and Analysis - Business Environment*," the Company performed an impairment analysis of its entire portfolio at December 31, 2008. In performing the analysis, the Company considered such factors as the tenants' payment history, the financial condition of the tenants, the likelihood of lease renewal, business conditions in the industry in which the tenants operate and whether the carrying value of the real estate has decreased. The Company concluded that none of its properties were impaired, and will continue to monitor its portfolio for any indicators that may change this conclusion.

Provision for Loan Losses

The Company's accounting policies require that it reflect in its financial statements an allowance for estimated credit losses with respect to mortgage loans it has made based upon its evaluation of known and inherent risks associated with its private lending assets. Management reflects provisions for loan losses based upon its assessment of general market conditions, its internal risk management policies and credit risk rating system, industry loss experience, its assessment of the likelihood of delinquencies or defaults, and the value of the collateral underlying its investments. Actual losses, if any, could ultimately differ from these estimates. There have been no provisions for loan losses in the Company's history.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents; except that any such investments purchased with funds held in escrow or similar accounts are classified as restricted cash. Items classified as cash equivalents include money-market deposit accounts. All of the Company's cash and cash equivalents at December 31, 2008 were held in the custody of one financial institution, and the Company's balance at times may exceed federally insurable limits.

Restricted Cash

Restricted cash consists of security deposits and funds held in escrow for certain tenants. The funds held in escrow are for capital improvements, taxes, insurance and other replacement reserves for certain of our tenants. These funds will be released to the tenants upon completion of agreed upon tasks as specified in the lease agreements, mainly consisting of maintenance and repairs on the buildings, and when evidence of insurance and tax payments has been submitted to the Company.

Funds Held in Escrow

Funds held in escrow consist of funds held by certain of the Company's lenders for properties held as collateral by these lenders. These funds consist of replacement reserves for capital improvements, repairs and maintenance, insurance and taxes. These funds will be released to the Company upon completion of agreed upon tasks as specified in the mortgage agreements, mainly consisting of maintenance and repairs on the buildings, and when evidence of insurance and tax payments has been submitted to the lenders.

Deferred Financing Costs

Deferred financing costs consist of costs incurred to obtain financing, including legal fees, origination fees, and administrative fees. The costs are deferred and amortized using the straight-line method, which approximates the effective interest method over the term of the financing secured. The Company made payments of approximately $1.3 million, $1.4 million and $3.2 million for deferred financing costs during the years ended December 31, 2008, 2007 and 2006, respectively. Total amortization expense related to deferred financing costs was approximately $1.3 million, $0.7 million and $1.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of accounts receivable, interest receivable, prepaid assets and deposits on real estate.

Obligation under Capital Lease

In conjunction with the Company's acquisition of a building in Fridley, Minnesota in February 2008, the Company acquired a ground lease on the parking lot of the building, which had a purchase obligation to acquire the land under the ground lease at the end of the term in April 2014 for $300,000. In accordance with SFAS No. 13 "Accounting for Leases," the Company accounted for the ground lease as a capital lease and recorded the corresponding present value of the obligation under the capital lease. The Company recorded total interest expense related to the accretion of the capital lease obligation of $10,310 for the year ended December 31, 2008.

Revenue Recognition

Rental revenue includes rents that each tenant pays in accordance with the terms of its respective lease reported evenly over the non-cancelable term of the lease. Certain of the Company's leases currently contain rental increases at specified intervals. We recognize such revenues on a straight-line basis by averaging the non-cancelable rental revenues over the lease terms. Deferred rent receivable in the accompanying balance sheet includes the cumulative difference between rental revenue as recorded on a straight line basis and rents received from the tenants in accordance with the lease terms, along with the capitalized above-market lease values of certain acquired properties. Accordingly, the Company determines, in its judgment, to what extent the deferred rent receivable applicable to each specific tenant is collectible. The Company reviews deferred rent receivable, as it relates to straight line rents, on a quarterly basis and takes into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectibility of deferred rent with respect to any given tenant is in doubt, the Company records an allowance for uncollectible accounts or records a direct write-off of the specific rent receivable, which would have an adverse effect on the net income for the year in which the reserve is increased or the direct write-off is recorded and would decrease total assets and stockholders' equity. No such reserves have been recorded as of December 31, 2008.

Management considers its loans and other lending investments to be held-for-investment. The Company reflects loans classified as long-term investments at amortized cost, less allowance for loan losses, acquisition premiums or discounts, and deferred loan fees. On occasion, the Company may acquire loans at small premiums or discounts based on the credit characteristics of such loans. These premiums or discounts are recognized as yield adjustments over the lives of the related loans. Loan origination fees, as well as direct loan origination costs, are also deferred and recognized over the lives of the related loans as yield adjustments. If loans with premiums, discounts, or loan origination fees are prepaid, the Company immediately recognizes the unamortized portion as a decrease or increase in the prepayment gain or loss. Interest income is recognized using the effective interest method applied on a loan-by-loan basis. Prepayment penalties or yield maintenance payments from borrowers are recognized as additional income when received.

Certain of the Company's mortgage loans and leases have embedded derivatives in the form of interest rate floors and ceilings. These embedded derivatives do not require separate accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Income Taxes

The Company has operated and intends to continue to operate in a manner that will allow it to qualify as a REIT under the Internal Revenue Code of 1986, as amended, and accordingly will not be subject to federal income taxes on amounts distributed to stockholders (except income from foreclosure property), provided it distributes at least 90% of its REIT taxable income to its stockholders and meets certain other conditions. To the extent that the Company satisfies the distribution requirement but distributes less than 100% of its taxable income, the Company will be subject to federal corporate income tax on its undistributed income.

Commercial Advisers is a wholly-owned TRS that is subject to federal and state income taxes. Though Commercial Advisers has had no activity to date, the Company would account for any future income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," provides standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker or decision making group in determining how to allocate resources and in assessing performance. Company management is the chief decision making group. As discussed in Note 10, the Company's operations are derived from two operating segments, one segment purchases real estate (land, buildings and other improvements), which is simultaneously leased to existing users, and the other segment originates mortgage loans and collects principal and interest payments.

Foreign Currency Transactions

The Company purchased two properties in Canada in October 2004. These properties were classified as held for sale as of June 30, 2006, and were sold in July 2006. All gains and losses from foreign currency transactions are reflected in discontinued operations in the Company's consolidated financial statements. The Company had a bank account in Canada, which was closed in December 2007. The cash account was re-valued at each balance sheet date to reflect the then current exchange rate. The gains or losses from the valuation of the cash were recorded on the income statement as a realized gain or loss. A realized gain, net of taxes paid, of approximately $1.1 million related to the sale of the Canadian properties was recognized for the year ended December 31, 2006. A refund of taxes paid was subsequently received during 2007, which effectively increased the cumulative net gain recorded in 2006 and 2007 on the sale to approximately $1.2 million.

Asset Retirement Obligations

In March 2005, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term "Conditional Asset Retirement Obligation" refers to a legal obligation (pursuant to existing laws or by contract) to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company has accrued a liability and corresponding increase to the cost of the related properties for disposal related to all properties constructed prior to 1985 that have, or may have, asbestos present in the building. The Company accrued a liability during the years ended December 31, 2008 and 2007 of approximately $0.2 million and $0.06 million, respectively, related to properties acquired during those periods, which reflected the present value of the future obligation. The Company recorded expense of approximately $0.1 million for each of the years ended December 31, 2008, 2007 and 2006, including discontinued operations, related to the cumulative accretion of the obligation.

Real Estate Held for Sale and Discontinued Operations

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that the results of operations of any properties which have been sold, or are held for sale, be presented as discontinued operations in the Company's consolidated financial statements in both current and prior periods presented. Income items related to held for sale properties are listed separately on the Company's consolidated income statement. Real estate assets held for sale are measured at the lower of the carrying amount or the fair value, less the cost to sell, and are listed separately on the Company's consolidated balance sheet. Once properties are listed as held for sale, no further depreciation is recorded.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has only partially adopted the provisions of SFAS 157 because of the issuance of FSP SFAS 157-2 (the "FSP"), which allows companies to delay the effective date of SFAS 157 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The partial adoption had no impact on the Company's results of operations.

In October 2008, the FASB issued FSP No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP No. 157-3 clarifies the application of SFAS 157 in a market that is not active. More specifically, FSP No. 157-3 states that significant judgment should be applied to determine if observable data in a dislocated market represents forced liquidations or distressed sales and are not representative of fair value in an orderly transaction. FSP No. 157-3 also provides further guidance that the use of a reporting entity's own assumptions about future cash flows and appropriately risk-adjusted discount rates is acceptable when relevant observable inputs are not available. In addition, FSP No. 157-3 provides guidance on the level of reliance of broker quotes or pricing services when measuring fair value in a non active market stating that less reliance should be placed on a quote that does not reflect actual market transactions and a quote that is not a binding offer. The guidance in FSP No. 157-3 is effective upon issuance for all financial statements that have not been issued and any changes in valuation techniques as a result of applying FSP No. 157-3 are accounted for as a change in accounting estimate. The Company adopted this pronouncement during the quarter ended December 31, 2008, and the adoption had no material impact on its consolidated financial statements as of December 31, 2008.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 allows entities to measure at fair value many financial instruments and certain other assets and liabilities that are not otherwise required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 159 effective for the fiscal year beginning January 1, 2008, and the adoption had no impact on the Company's results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," (" SFAS No. 141(R)"), which replaces SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 (R) significantly changes the accounting for acquisitions involving business combinations, as it requires that the assets and liabilities of all business combinations be recorded at fair value, with limited exceptions. SFAS 141(R) also requires that all expenses related to the acquisition be expensed as incurred, rather than capitalized into the cost of the acquisition as had been the previous accounting under SFAS 141. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008. If SFAS 141(R) had been in effect as of January 1, 2008, the Company would have expensed approximately $0.7 million of transaction costs related to the six acquisitions completed during the year ended December 31, 2008, or approximately 1.4% of the total purchase price of the acquired properties, which would have resulted in an increase in operating expenses of approximately 3.8% and a corresponding decrease in net income of approximately 14.9%. The impact on the Company's 2009 results of operations could differ significantly.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 requires all entities to report noncontrolling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not believe the adoption of this pronouncement will have a material impact on its results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"), which is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures primarily surround disclosing the objectives and strategies for using derivative instruments by their underlying risk as well as a tabular format of the fair values of the derivative instruments and their gains and losses. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted this pronouncement during the quarter ended December 31, 2008, and the adoption had no material impact on its consolidated financial statements as of December 31, 2008.

In April 2008, the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). FSP No. 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, as well as interim periods within those fiscal years, and must be applied prospectively to intangible assets acquired after the effective date. The Company does not believe the adoption of this pronouncement will have a material impact on its results of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Reclassifications

Certain amounts from prior years' financial statements have been reclassified to conform to the current presentation. Certain items within the cash flow statement were re-classed between the financing and investing sections during 2008. These items related to payments received from tenants for reserves and payments made to lenders for reserves. These reclassifications had no effect on previously reported net income or stockholders' equity.

2. Management Advisory Fee

The Company has been externally managed pursuant to a contractual investment advisory arrangement with its Adviser, under which its Adviser has directly employed all of the Company's personnel and paid its payroll, benefits, and general expenses directly. The Company's initial investment advisory agreement with its Adviser was in place from August 12, 2003 through December 31, 2006 (the "Initial Advisory Agreement"). On January 1, 2007, the Company entered into an amended and restated investment advisory agreement with its Adviser (the "Amended Advisory Agreement") and an administration agreement (the "Administration Agreement") with a wholly-owned subsidiary of the Adviser, Gladstone Administration, LLC (the "Administrator"). The management services and fees under the Initial Advisory Agreement and the Amended Advisory and Administration Agreements are described below.

Initial Advisory Agreement

Under the Initial Advisory Agreement, the Company was required to reimburse its Adviser for its pro rata share of its Adviser's payroll and benefits expenses on an employee-by-employee basis, based on the percentage of each employee's time devoted to the Company's matters. During the year ended December 31, 2006, these expenses were approximately $2.3 million.

The Company was also required to reimburse its Adviser for its pro rata portion of all other expenses of its Adviser not reimbursed under the Initial Advisory Agreement ("overhead expenses"), equal to the total overhead expenses of its Adviser, multiplied by the ratio of hours worked by its Adviser's employees on the Company's projects to the total hours worked by its Adviser's employees. However, the Company was only required to reimburse its Adviser for its portion of its overhead expenses if the amount of payroll and benefits the Company reimbursed to its Adviser was less than 2.0% of the Company's average invested assets for the year. Additionally, the Company was only required to reimburse its Adviser for overhead expenses up to the point that reimbursed overhead expenses and payroll and benefits expenses, on a combined basis, equaled 2.0% of the Company's average invested assets for the year. The Adviser billed the Company on a monthly basis for these amounts. The Adviser was required to reimburse the Company annually for the amount by which overhead expenses billed to and paid by the Company exceeded this combined 2.0% limit during a given year. The overhead expenses never exceeded the combined 2.0% limit and, consequently, the Company never received any reimbursement. During the year ended December 31, 2006, the Company reimbursed its Adviser approximately $0.6 million of overhead expenses.

Amended Advisory Agreement

The Amended Advisory Agreement provides for an annual base management fee equal to 2% of the Company's total stockholders' equity, less the recorded value of any preferred stock, and an incentive fee based on FFO. For the years ended December 31, 2008 and 2007, the Company recorded a base management fee of approximately $1.6 million and $1.9 million, respectively. For purposes of calculating the incentive fee, FFO includes any realized capital gains and capital losses, less any distributions paid on preferred stock, but FFO does not include any unrealized capital gains or losses. The incentive fee rewards the Adviser if the Company's quarterly FFO, before giving effect to any incentive fee ("pre-incentive fee FFO"), exceeds 1.75%, or 7% annualized, (the "hurdle rate") of total stockholders' equity, less the recorded value of any preferred stock. The Adviser receives 100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% of the Company's pre-incentive fee FFO. The Adviser also receives an incentive fee of 20% of the amount of the Company's pre-incentive fee FFO that exceeds 2.1875%.

For the years ended December 31, 2008 and 2007, the Company recorded an incentive fee of approximately $2.8 million and $2.6 million, respectively, offset by a credit related to an unconditional and irrevocable voluntary waiver issued by the Adviser of approximately $2.2 million and $2.3 million, respectively, for a net incentive fee for the years ended December 31, 2008 and 2007 of approximately $0.6 million and $0.3 million, respectively. The board of directors of the Company accepted the Adviser's offer to unconditionally, irrevocably and voluntarily waive a portion of the incentive fee for the years ended December 31, 2008 and 2007, in order to comply with the covenant under its line of credit which limits its distributions to 95% of FFO, and in turn to maintain the current level of distributions to the Company's stockholders.

Administration Agreement

Under the Administration Agreement, the Company pays separately for its allocable portion of the Administrator's overhead expenses in performing its obligations including, but not limited to, rent for employees of the Administrator, and its allocable portion of the salaries and benefits expenses of its chief financial officer, chief compliance officer, treasurer and their respective staffs. The Company's allocable portion of expenses is derived by multiplying the Administrator's total allocable expenses by the percentage of the Company's total assets at the beginning of each quarter in comparison to the total assets of all companies managed by the Adviser under similar agreements. For the years ended December 31, 2008 and 2007, the Company recorded an administration fee of approximately $1.0 million and $0.8 million, respectively.

3. Stock Options

The Company adopted SFAS 123(R), "Share-Based Payment," on January 1, 2006 using the modified prospective approach. Under the modified prospective approach, stock-based compensation expense was recorded for the unvested portion of previously issued awards that remained outstanding at January 1, 2006 using the same estimate of the grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS 123. SFAS 123(R) also requires that all share-based payments to employees after January 1, 2006, including employee stock options, be recognized in the financial statements as stock-based compensation expense based on the fair value on the date of grant. The Company recorded total stock option compensation expense of approximately $0.4 million for the year ended December 31, 2006, and since it terminated its stock option plan on December 31, 2006 there was no stock option compensation expense recorded for either the years ended December 31, 2008 or 2007.

A summary of the status of the Company's 2003 Equity Incentive Plan from December 31, 2005 through December 31, 2006 (termination) is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2005, of which 744,250 shares were exercisable	916,000	$ 15.39
Granted	-	$ -
Exercised	(916,000)	$ 15.40
Forfeited	-	$ -
Options outstanding and exercisable at December 31, 2006	-	$ -

The following table is a summary of all outstanding notes issued to employees of the Adviser for the exercise of stock options:

Date Issued	Number of Options Exercised	Strike Price of Options Exercised	Amount of Promissory Note Issued to Employees	Outstanding Balance of Employee Loans at 12/31/08	Term of Note	Interest Rate on Note
Sep-04	25,000	$ 15.00	$ 375,000	$ 365,927	9 years	5.00%
Apr-06	12,422	16.10	199,994	199,994	9 years	7.77%
May-06	50,000	16.85	842,500	842,500	10 years	7.87%
May-06	15,000	16.10	241,500	241,500	10 years	7.87%
May-06	2,500	16.01	40,000	38,365	10 years	7.87%
May-06	2,000	16.10	32,200	32,200	10 years	7.87%
May-06	2,000	16.10	32,200	32,200	10 years	7.87%
May-06	2,000	15.00	30,000	30,000	10 years	7.87%
Oct-06	12,000	16.10	193,200	193,200	9 years	8.17%
Nov-06	25,000	15.00	375,000	245,000	9 years	8.15%
Dec-06	25,000	15.00	375,000	375,000	10 years	8.12%
	172,922		$ 2,736,594	$ 2,595,886		

In accordance with Emerging Issues Task Force No. 85-1, "Classifying Notes Received for Capital Stock," receivables from employees for the issuance of capital stock to employees prior to the receipt of cash payment should be reflected in the balance sheet as a reduction to stockholders' equity. Therefore, these notes were recorded as loans to employees and are included in the equity section of the accompanying consolidated balance sheets.

4. Earnings per Common Share

The following tables set forth the computation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006:

	For the year ended December 31, 2008	2007	2006
Net income available to common stockholders	$ 819,197	$ 2,046,479	$ 2,185,938
Denominator for basic & diluted weighted average shares	8,565,149	8,565,264	7,827,781
Dilutive effect of stock options	-	-	158,909
Denominator for diluted weighted average shares	8,565,149	8,565,264	7,986,690
Basic earnings per common share	$ 0.10	$ 0.24	$ 0.28
Diluted earnings per common share	$ 0.10	$ 0.24	$ 0.27

5. Real Estate and Intangible Assets

Real Estate

The following table sets forth the components of the Company's investments in real estate, including capitalized leases, as of December 31, 2008 and 2007:

	December 31, 2008		December 31, 2007
Real estate:			
Land	$ 55,226,042	(1)	$ 48,867,482
Building	325,515,390		283,829,987
Tenant improvements	9,820,706		7,802,937
Accumulated depreciation	(24,757,576)		(15,738,634)
Real estate, net	$ 365,804,562		$ 324,761,772

(1) Includes land held under a capital lease carried at approximately $1.1 million.

During the year ended December 31, 2008, the Company acquired six properties, which are summarized below:

On January 29, 2008, the Company acquired a 42,900 square foot industrial building in Reading, Pennsylvania for approximately $7.2 million, including transaction costs. At closing, the Company extended a 20 year triple net lease with the sole tenant, and the tenant has four options to extend the lease for additional periods of five years each. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.72 million.

On February 26, 2008, the Company acquired a 74,160 square foot office building in Fridley, Minnesota for approximately $10.6 million, including transaction costs. At closing, the Company was assigned the previously existing triple net lease with the sole tenant, which had a remaining term of approximately five years. The tenant has two options to extend the lease for additional periods of five years each. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.95 million. The Company was also assigned a ground lease on the parking lot at the time of closing, which has a remaining term of approximately six years. At the end of the term, the Company is required to purchase the land. The rent due under the ground lease had been prepaid by the previous owner through the end of the term.

On March 31, 2008, the Company acquired a 273,300 square foot industrial building in Concord Township, Ohio for approximately $15.3 million, including transaction costs. At closing, the Company extended a 20 year triple net lease with the sole tenant, and the tenant has three options to extend the lease for additional periods of five years each. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $1.72 million.

On April 30, 2008, the Company acquired a 74,950 square foot industrial building in Pineville, North Carolina for approximately $3.9 million, including transaction costs. At closing, the Company extended a 20 year triple net lease with the sole tenant, and the tenant has three options to extend the lease for additional periods of five years each. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.43 million.

On August 29, 2008, the Company acquired a 223,458 square foot industrial building in Marietta, Ohio for approximately $8.1 million, including transaction costs. At closing, the Company extended a 20 year triple net lease with the sole tenant, and the tenant has two options to extend the lease for additional periods of ten years each. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.90 million.

On August 29, 2008, the Company acquired a 67,200 square foot office building in Chalfont, Pennsylvania for approximately $8.4 million, including transaction costs, which was funded by a combination of cash on hand, and the assumption of approximately $6.5 million of financing on the property. At closing, the Company was assigned the previously existing triple net lease with the sole tenant, which had a remaining term of approximately 7 years. The tenant has two options to extend the lease for additional periods of five years each. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.76 million.

Future operating lease payments from tenants under non-cancelable leases, excluding tenant reimbursement of expenses, in effect at December 31, 2008, were as follows:

	Tenant Lease Payments
2009	$ 39,037,028
2010	38,980,217
2011	38,516,159
2012	38,222,196
2013	32,860,916
Thereafter	$ 184,512,854

In accordance with the lease terms, substantially all tenant expenses are required to be paid by the tenant; however, the Company would be required to pay property taxes on the respective properties, and ground lease payments on the property located in Tulsa, Oklahoma, in the event the tenant fails to pay them. The total annualized property taxes for all properties held by the Company at December 31, 2008 was approximately $5.7 million, and the total annual ground lease payments on the Tulsa, Oklahoma property was approximately $134,000.

In accordance with SFAS 141 the Company allocated the purchase price of the properties acquired during the year ended December 31, 2008 as follows:

	Land	Building	Tenant Improvements	In-place Leases	Leasing Costs	Customer Relationships	Obligations	Total Purchase Price
Reading, Pennsylvania	$ 490,646	$ 6,188,168	$ 14,208	$ 362,479	$ 1,786	$ 141,232	$ -	$ 7,198,519
Fridley, Minnesota	1,354,233	7,454,098	619,428	452,414	171,005	807,950	(225,068)	10,634,060
Concord Township, Ohio	1,796,467	10,254,003	900,120	1,702,792	5,102	917,661	(245,196)	15,330,949
Pineville, North Carolina	669,025	2,930,295	98,025	151,426	2,218	93,080	-	3,944,069
Marietta, Ohio	829,014	6,537,796	69,469	479,124	3,268	179,014	-	8,097,685
Chalfont, Pennsylvania	1,249,415	6,103,088	316,519	172,278	189,326	397,841	-	8,428,467
	$ 6,388,800	$ 39,467,448	$ 2,017,769	$ 3,320,513	$ 372,705	$ 2,536,778	$ (470,264)	$ 53,633,749

Intangible Assets

The weighted average amortization period for the intangible assets acquired during the year ended December 31, 2008, were as follows:

Intangible assets	Years
In-place leases	16.8
Leasing costs	18.2
Customer relationships	22.7
All intangible assets	16.7

There were no allocations to above or below market lease intangibles for the six acquisitions during the year ended December 31, 2008.

The following table summarizes the net value of other intangible assets and the accumulated amortization for each intangible asset class:

	December 31, 2008		December 31, 2007	
	Lease Intangibles	Accumulated Amortization	Lease Intangibles	Accumulated Amortization
In-place leases	$ 15,981,245	$ (5,079,343)	$ 12,660,732	$ (3,414,868)
Leasing costs	9,662,731	(2,987,360)	9,290,026	(2,114,233)
Customer relationships	17,136,501	(3,179,931)	14,599,726	(2,031,827)
	$ 42,780,477	$ (11,246,634)	$ 36,550,484	$ (7,560,928)

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

	Estimated Aggregate Amortization Expense
2009	$ 3,768,633
2010	3,691,359
2011	3,500,565
2012	3,114,280
2013	1,903,712
Thereafter	$ 9,656,867

6. Discontinued Operations

On July 21, 2006, the Company sold its two Canadian properties for approximately $6.9 million, for a gain on the sale of approximately $1.4 million. The Company incurred approximately $0.3 million in taxes related to the gain on the sale in 2006. The 2006 tax returns were subsequently filed in March of 2007, and the Company received a refund in 2007 in the amount of approximately $0.08 million, which is reflected in the accompanying statement of operations in discontinued operations under taxes refunded on sale of real estate. The operating expenses recorded during the years ended December 31, 2008 and 2007 are legal fees related to the Canadian entities which have been dissolved.

The Company classified its two Canadian properties as discontinued operations, in accordance with the provisions of SFAS 144. The table below summarizes the components of income (loss) from discontinued operations:

	For the year ended December 31,		
	2008	2007	2006
Operating (expense) income	$ (35,376)	$ (3,312)	$ 112,145
Net realized income (loss) from foreign currency transactions	-	33,359	(202,938)
Taxes refunded (paid) on sale of real estate	-	78,667	(315,436)
Gain on sale of real estate	-	-	1,422,026
(Loss) income from discontinued operations	$ (35,376)	$ 108,714	$ 1,015,797

7. Mortgage Note Receivable

On April 15, 2005, the Company originated a mortgage loan in the amount of $10.0 million, collateralized by an office building in McLean, Virginia, where the Company's Adviser and Administrator are subtenants in the building. This 12 year mortgage loan accrues interest at the greater of 7.5% per year or the one month London Interbank Offered Rate ("LIBOR") rate plus 6.0% per year, with a ceiling of 10.0%. The mortgage loan is interest only for the first nine years of the term, with payments of principal commencing after the initial period. The balance of the principal and all interest remaining is due at the end of the 12 year term. At December 31, 2008, the interest rate was 7.9%.

The fair market value of the mortgage note receivable as of December 31, 2008 was approximately $9.7 million, as compared to the carrying value stated above of approximately $10.0 million. The fair market value is calculated based on a discounted cash flow analysis, using an interest rate based on management's estimate of the interest rate on a mortgage note receivable with comparable terms.

8. Mortgage Notes Payable, Line of Credit and Short-Term Loan

The Company's mortgage notes payable, line of credit and short-term loan as of December 31, 2008 and 2007 are summarized below:

	Date of Issuance/ Assumption	Principal Maturity Date		Stated Interest Rate at December 31, 2008 [1]	Principal Balance Outstanding December 31, 2008	Principal Balance Outstanding December 31, 2007
Fixed-Rate Mortgage Notes Payable:						
	03/16/05	04/01/30		6.33%	$ 2,948,753	$ 3,003,582
	08/25/05	09/01/15		5.33%	21,399,644	21,664,476
	09/12/05	09/01/15		5.21%	12,560,673	12,588,000
	12/21/05	12/08/15		5.71%	19,241,117	19,456,000
	02/21/06	12/01/13		5.91%	9,344,908	9,480,063
	02/21/06	06/30/14		5.20%	19,472,740	19,782,270
	03/29/06	04/01/16		5.92%	17,000,000	17,000,000
	04/27/06	05/05/16		6.58%	14,281,616	14,514,214
	11/22/06	12/01/16		5.76%	14,309,000	14,309,000
	12/22/06	01/01/17		5.79%	21,846,000	21,846,000
	02/08/07	03/01/17		6.00%	13,775,000	13,775,000
	06/05/07	06/08/17		6.11%	14,240,000	14,240,000
	09/06/07	12/11/15		5.81%	4,426,393	4,487,205
	10/15/07	11/08/17		6.63%	15,828,612	15,974,661
	08/29/08	06/01/16		6.80%	6,421,717	-
	09/15/08	10/01/10	(2)	6.85%	48,015,000	-
Total Fixed-Rate Mortgage Notes Payable:					255,111,173	202,120,471
Variable-Rate Line of Credit:	12/29/06	12/29/09	(3)	LIBOR + 1.9%	11,500,000	4,400,000
Variable-Rate Short-Term Loan:	12/21/07	06/20/09		LIBOR + 2.75%	20,000,000	20,000,000
Total Mortgage Notes Payable, Line of Credit and Short-Term Loan					$ 286,611,173	$ 226,520,471

(1) The weighted average interest rate on all debt outstanding at December 31, 2008 was approximately 5.70%.

(2) This note has three annual extension options, which extends the term of the note until October 1, 2013.

(3) The line of credit may be extended for a one-year period at the Company's option, subject to certain conditions.

Mortgage Notes Payable

As of December 31, 2008 the Company had 16 fixed-rate mortgage notes payable, collateralized by a total of 55 properties. The obligor under each of these notes is a wholly-owned separate borrowing entity, which owns the real estate collateral. The Company is not a co-borrower but has limited recourse liabilities that could result from: a borrower voluntarily filing for bankruptcy, improper conveyance of a property, fraud or material misrepresentation, misapplication or misappropriation of rents, security deposits, insurance proceeds or condemnation proceeds, and physical waste or damage to the property resulting from a borrower's gross negligence or willful misconduct. The Company also indemnifies lenders against claims resulting from the presence of hazardous substances or activity involving hazardous substances in violation of environmental laws on a property. The weighted-average interest rate on the mortgage notes payable as of December 31, 2008 was approximately 6.0%.

The fair market value of all fixed-rate mortgage notes payable outstanding as of December 31, 2008 was approximately $227.9 million, as compared to the carrying value stated above of approximately $255.1 million. The fair market value is calculated based on a discounted cash flow analysis, using interest rates based on management's estimate of interest rates on long-term debt with comparable terms.

On August 29, 2008, the Company assumed approximately $6.5 million of indebtedness pursuant to a long-term note payable from GE Commercial Mortgage Financial Corporation ("GE"), in connection with the Company's acquisition, on the same date, of a property located in Chalfont, Pennsylvania. The note accrues interest at a rate of 6.80% per year, and the Company may not repay this note prior to maturity, or the Company would be subject to a substantial prepayment penalty. The note matures on June 1, 2016.

On September 15, 2008, through wholly-owned subsidiaries, the Company borrowed approximately $48.0 million pursuant to a long-term note payable from GE, which is collateralized by security interests in 15 properties. The note accrues interest at a rate of 6.85% per year and the Company may not repay this note prior to maturity, or the Company would be subject to a substantial prepayment penalty. The note has a maturity date of October 1, 2010, with three annual extension options through October 1, 2013. The Company used the proceeds from the note to pay down the outstanding balance on the line of credit.

Scheduled principal payments of mortgage notes payable are as follows:

	Scheduled principal payments
2009	2,453,975
2010	50,533,486
2011	2,799,601
2012	3,087,824
2013	11,828,375
Thereafter	184,407,912
	$ 255,111,173

Line of Credit

On December 29, 2006, the Company entered into a $75 million senior revolving credit agreement with a syndicate of banks led by KeyBank National Association ("KeyBank"), which matures on December 29, 2009. As long as the Company is in compliance with its covenants under the line of credit, the Company has the option to extend the line of credit for an additional year, and intends to exercise this option. The Company must notify KeyBank of its intention to exercise the renewal option 45 days prior to the maturity date and pay an extension fee of 0.20% of the total commitment outstanding at the date of notification. The Company subsequently increased the availability under the line of credit to $95 million in November 2007. The interest rate charged on the advances under the facility is based on the LIBOR, the prime rate or the federal funds rate, depending on market conditions, and adjusts periodically. The unused portion of the line of credit is subject to a fee of 0.15% per year. The Company's ability to access this funding source is subject to the Company continuing to meet customary lending requirements such as compliance with financial and operating covenants and meeting certain lending limits. One such covenant requires the Company to limit its distributions to stockholders to 95% of its FFO, beginning with the quarter ended December 31, 2007. In addition, the maximum amount the Company may draw under this agreement is based on a percentage of the value of properties pledged as collateral to the banks, which must meet agreed upon eligibility standards. KeyBank has the option to obtain updated appraisals for the properties pledged to the line of credit as borrowing base collateral if they believe there has been a material adverse change to the value of any of the pledged properties. If the aggregate value of the updated appraisals is lower than the current aggregate value of appraisals, it would lower the amount of the Company's borrowing base and reduce the amount the Company could borrow under its line of credit with that borrowing base. The Company does not believe that if updated appraisals were obtained on its pledged properties that any change in the value of the properties would be significant enough to trigger a scenario whereby the Company would have to repay amounts outstanding under its line of credit or affect its ability to use the availability under the line of credit to repay its short-term loan in June 2009.

If and when long-term mortgages are arranged for these pledged properties, the banks will release the properties from the line of credit and reduce the availability under the line of credit by the advanced amount of the removed property. Conversely, as the Company purchases new properties meeting the eligibility standards, the Company may pledge these new properties to obtain additional advances under this agreement. The availability under the line of credit may also be reduced by letters of credit used in the ordinary course of business. The Company anticipates that certain of its letters of credit will be returned during 2009, thus further increasing its availability. The Company may use the advances under the line of credit for both general corporate purposes and the acquisition of new investments. As of December 31, 2008, there was approximately $11.5 million outstanding under the line of credit at an interest rate of approximately 2.4%, and approximately $5.1 million outstanding under letters of credit at a weighted average interest rate of approximately 2.0%. At December 31, 2008, the remaining borrowing capacity available under the line of credit was approximately $35.5 million. The Company was in compliance with all covenants under the line of credit as of December 31, 2008.

Short-Term Loan

On December 21, 2007, the Company entered into a $20 million unsecured term loan with KeyBank, which matured on December 21, 2008. The Company exercised its option to extend the term for an additional six months which resulted in a new maturity date of June 20, 2009. The interest rate charged on the loan is based on the LIBOR, the prime rate or the federal funds rate, depending on market conditions, and adjusts periodically. The Company's ability to maintain this funding source is subject to it continuing to meet customary lending requirements such as compliance with financial and operating covenants and meeting certain lending limits. One such covenant requires the Company to limit distributions to its stockholders to 95% of its FFO. As of December 31, 2008, the interest rate on the short-term loan was approximately 4.2%, and the Company was in compliance with all covenants under the short-term loan. The Company currently has adequate availability under its line of credit to repay the loan in June 2009.

9. Stockholders' Equity

Distributions paid per common share for the years ended December 31, 2008, 2007 and 2006 were $1.50, $1.44 and $1.44 per share, respectively. Distributions paid per share of Series A Preferred Stock for the years ended December 31, 2008, 2007 and 2006 were approximately $1.94, $1.94 and $1.79 per share, respectively. Distributions paid per share of Series B Preferred Stock for the years ended December 31, 2008, 2007 and 2006 were approximately $1.88, $1.88 and $0.34 per share, respectively. The tax status of distributions is reflected in the table below:

	Ordinary Income	Return of Capital	Long-Term Capital Gains
Common Stock			
For the year ended December 31, 2006	2.06500%	95.60560%	2.32940%
For the year ended December 31, 2007	25.86040%	74.13960%	0.00000%
For the year ended December 31, 2008	9.26770%	90.73230%	0.00000%
Series A Preferred Stock			
For the year ended December 31, 2006	46.99260%	0.00000%	53.00740%
For the year ended December 31, 2007	100.00000%	0.00000%	0.00000%
For the year ended December 31, 2008	100.00000%	0.00000%	0.00000%
Series B Preferred Stock			
For the year ended December 31, 2006	46.99260%	0.00000%	53.00740%
For the year ended December 31, 2007	100.00000%	0.00000%	0.00000%
For the year ended December 31, 2008	100.00000%	0.00000%	0.00000%

10. Segment Information

As of December 31, 2008, the Company's operations were derived from two operating segments. One segment purchases real estate (land, buildings and other improvements), which is simultaneously leased to existing users and the other segment extends mortgage loans and collects principal and interest payments The amounts included under the other column in the tables below include other income, which consists of interest income from temporary investments and employee loans and any other miscellaneous income earned, and operating and other expenses that were not specifically derived from either operating segment. The following table summarizes the Company's consolidated operating results and total assets by segment as of and for the years ended December 31, 2008, 2007 and 2006:

	As of and for the year ended December 31, 2008			
	Real Estate Leasing	Real Estate Lending	Other	Total
Operating revenues	$ 40,012,425	$ 898,573	$ -	$ 40,910,998
Operating expenses	(14,891,337)	-	(4,500,585)	(19,391,922)
Other expense	(13,673,497)	-	(2,897,256)	(16,570,753)
Discontinued operations	(35,376)	-	-	(35,376)
Net income (loss)	$ 11,412,215	$ 898,573	$ (7,397,841)	$ 4,912,947
Total Assets	$ 413,760,683	$ 10,000,000	$ 5,338,102	$ 429,098,785

	As of and for the year ended December 31, 2007			
	Real Estate Leasing	Real Estate Lending	Other	Total
Operating revenues	$ 31,779,650	$ 1,013,889	$ -	$ 32,793,539
Operating expenses	(11,466,726)	-	(4,354,904)	(15,821,630)
Other expense	(10,832,171)	-	(108,223)	(10,940,394)
Discontinued operations	108,714	-	-	108,714
Net income (loss)	$ 9,589,467	$ 1,013,889	$ (4,463,127)	$ 6,140,229
Total Assets	$ 366,231,132	$ 10,086,111	$ 2,585,446	$ 378,902,689

	As of and for the year ended December 31, 2006			
	Real Estate Leasing	Real Estate Lending	Other	Total
Operating revenues	$ 24,100,315	$ 1,845,231	$ -	$ 25,945,546
Operating expenses	(9,072,108)	-	(4,994,988)	(14,067,096)
Other income	(6,398,534)	-	(2,122,885)	(8,521,419)
Discontinued operations	1,015,797	-	-	1,015,797
Net income (loss)	$ 9,645,470	$ 1,845,231	$ (7,117,873)	$ 4,372,828
Total Assets	$ 268,666,706	$ 10,000,000	$ 37,099,316	$ 315,766,022

11. Pro Forma Financial Information (unaudited)

The Company acquired six properties during the year ended December 31, 2008. The following table reflects pro-forma condensed consolidated income statements as if the six properties were acquired as of the beginning of the periods presented:

	For the year ended December 31,			
	2008		2007	
Operating Data:				
Total operating revenue	$	42,774,460	$	38,273,105
Total operating expenses		(20,166,594)		(18,519,132)
Other expense		(17,336,795)		(11,766,179)
Income from continuing operations		5,271,071		7,987,794
Distributions attributable to preferred stock		(4,093,750)		(4,093,750)
Net income from continuing operations available to common stockholders	$	1,177,321	$	3,894,044
Share and Per Share Data:				
Basic & diluted net income from continuing operations	$	0.14	$	0.45
Weighted average shares outstanding-basic & diluted		8,565,149		8,565,264

These pro-forma condensed consolidated income statements are not necessarily indicative of what actual results would have been had the Company acquired the specified properties as of the beginning of the periods presented.

12. Quarterly Financial Information (unaudited)

The following table reflects the quarterly results of operations for the years ended December 31, 2008 and 2007, certain amounts from prior quarters' financial statements have been reclassified to conform to the current quarter's presentation. These reclassifications had no effect on previously reported net income or stockholders' equity.

Year ended December 31, 2008	Quarter ended March 31, 2008	Quarter ended June 30, 2008	Quarter ended September 30, 2008	Quarter ended December 31, 2008
Operating revenues	$ 9,513,481	$ 10,225,458	$ 10,457,143	$ 10,714,916
Operating expenses	4,378,486	5,106,392	5,021,564	4,885,480
Other expense	(3,685,065)	(3,899,215)	(4,292,698)	(4,693,775)
Income from continuing operations	1,449,930	1,219,851	1,142,881	1,135,661
Discontinued operations	(33,228)	(406)	(1,322)	(420)
Net income	1,416,702	1,219,445	1,141,559	1,135,241
Distributions attributable to preferred stock	(1,023,437)	(1,023,437)	(1,023,437)	(1,023,439)
Net income available to common stockholders	393,265	196,008	118,122	111,802
Net income available to common stockholders - basic & diluted	$ 0.046	$ 0.023	$ 0.014	$ 0.013
Weighted average shares outstanding - basic & diluted	8,565,264	8,565,264	8,565,264	8,564,807

Year ended December 31, 2007	Quarter ended March 31, 2007	Quarter ended June 30, 2007	Quarter ended September 30, 2007	Quarter ended December 31, 2007
Operating revenues	$ 7,383,771	$ 8,079,568	$ 8,360,508	$ 8,969,692
Operating expenses	3,711,491	3,948,741	3,984,969	4,176,429
Other income (expense)	(2,216,609)	(2,573,068)	(2,824,541)	(3,326,176)
Income from continuing operations	1,455,671	1,557,759	1,550,998	1,467,087
Discontinued operations	74,673	(1,447)	39,462	(3,974)
Net income	1,530,344	1,556,312	1,590,460	1,463,113
Distributions attributable to preferred stock	(1,023,437)	(1,023,437)	(1,023,438)	(1,023,438)
Net income available to common stockholders	506,907	532,875	567,022	439,675
Net income available to common stockholders - basic & diluted	$ 0.059	$ 0.060	$ 0.070	$ 0.051
Weighted average shares outstanding - basic & diluted	8,565,264	8,565,264	8,565,264	8,565,264

13. Subsequent Events

On January 13, 2009, the Company's Board of Directors declared a cash distribution of $0.125 per common share, $0.1614583 per share of the Series A Preferred Stock, and $0.15625 per share of the Series B Preferred Stock for each of the months of January, February and March of 2009. Monthly distributions will be payable on January 30, 2009, February 27, 2009 and March 31, 2009, to those stockholders of record as of the close of business for the dates of January 22, 2009, February 19, 2009 and March 23, 2009, respectively.

GLADSTONE COMMERCIAL CORPORATION
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2008

		Initial Cost			Total Cost					
Location of Property	Encumbrances	Land	Buildings & Improvements	Costs Capitalized Subsequent to Acquisition	Land	Buildings & Improvements	Total (1)	Accumulated Depreciation (2)	Net Real Estate	Date Acquired
Raleigh, North Carolina Office Building	$ 4,940,000	$ 960,000	$ 4,480,772	$ -	$ 960,000	$ 4,480,772	$ 5,440,772	$ 949,636	$ 4,491,136	12/23/2003
Canton, Ohio Office & Warehouse Building	2,948,753	186,739	3,082,007	-	186,739	3,082,007	3,268,746	432,810	2,835,936	1/30/2004
Akron, Ohio Office & Laboratory Building	7,543,588	1,974,000	6,769,565	19,782	1,974,000	6,789,347	8,763,347	833,413	7,929,934	4/29/2004
Charlotte, North Carolina Office Building	7,007,973	741,296	8,423,389	59,190	741,296	8,482,579	9,223,875	993,253	8,230,622	6/30/2004
Canton, North Carolina Commercial & Manufacturing Building	2,943,596	150,000	5,050,000	-	150,000	5,050,000	5,200,000	579,908	4,620,092	7/6/2004
Snyder Township, Pennsylvania Commercial & Warehouse Building	5,696,383	100,000	6,573,902	6,907	100,000	6,580,809	6,680,809	747,597	5,933,212	8/5/2004
Lexington, North Carolina Commercial & Warehouse Building	2,881,000	819,760	2,106,845	6,637	819,760	2,113,482	2,933,242	239,297	2,693,945	8/5/2004
Austin, Texas Office Building	6,500,000	1,000,000	6,295,794	46,095	1,000,000	6,341,889	7,341,889	707,763	6,634,126	9/16/2004
Norfolk, Virginia Commercial & Manufacturing Building	-	190,000	739,521	18,190	190,000	757,711	947,711	81,684	866,027	10/15/2004
Mt. Pocono, Pennsylvania Commercial & Manufacturing Building	5,297,639	350,000	5,818,703	18,430	350,000	5,837,133	6,187,133	639,175	5,547,958	10/15/2004
San Antonio, Texas Flexible Office Building	7,260,000	843,000	7,513,750	22,673	843,000	7,536,423	8,379,423	995,102	7,384,321	2/10/2005
Columbus, Ohio Industrial Building	2,769,075	410,000	2,385,108	-	410,000	2,385,108	2,795,108	240,896	2,554,212	2/10/2005
Big Flats, New York Industrial Building	5,630,000	275,000	6,459,318	33,666	275,000	6,492,984	6,767,984	624,325	6,143,659	4/15/2005
Wichita, Kansas Office Building	8,657,420	1,525,000	9,702,731	51,453	1,525,000	9,754,184	11,279,184	965,017	10,314,167	5/18/2005
Arlington, Texas Warehouse & Bakery Building	4,168,000	635,964	3,694,876	37,604	635,964	3,732,480	4,368,444	348,469	4,019,975	5/26/2005
Dayton, Ohio Office Building	2,073,489	525,000	1,876,992	119,736	525,000	1,996,728	2,521,728	255,496	2,266,232	6/30/2005
Eatontown, New Jersey Office Building	4,580,000	1,350,630	3,520,062	6,681	1,350,630	3,526,743	4,877,373	378,958	4,498,415	7/7/2005
Frankling Township, New Jersey Office & Warehouse Building	6,790,000	1,631,534	6,199,849	-	1,631,534	6,199,849	7,831,383	551,875	7,279,508	7/11/2005
Duncan, South Carolina Office & Warehouse Building	11,526,486	783,212	10,790,451	2,033,148	783,212	12,823,599	13,606,811	1,067,835	12,134,204	7/14/2005
Duncan, South Carolina Manufacturing Building	2,865,186	194,686	2,682,227		194,686	2,682,227	2,876,913	265,436	3,016,249	7/14/2005
Hazelwood, Missouri Office & Warehouse Building	2,360,000	763,178	2,309,058	29,962	763,178	2,339,020	3,102,198	214,137	2,888,061	8/5/2005

GLADSTONE COMMERCIAL CORPORATION
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2008

Location of Property	Encumbrances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Capitalized Subsequent to Acquisition	Total Cost: Land	Total Cost: Buildings & Improvements	Total [(1)]	Accumulated Depreciation [(2)]	Net Real Estate	Date Acquired
Angola, Indiana Industrial Building	$ 688,919	$ 65,780	$ 1,074,758	$ -	$ 65,780	$ 1,074,758	$ 1,140,538	$ 91,744	$ 1,046,550	9/2/2005
Angola, Indiana Industrial Building	770,933	131,559	1,129,874	-	131,559	1,129,874	1,261,433	102,666	1,171,139	9/2/2005
Rock Falls, Illinois Industrial Building	688,919	35,082	1,113,340	-	35,082	1,113,340	1,148,422	91,744	1,046,550	9/2/2005
Newburyport, Massachusetts Industrial Building	6,846,000	628,690	6,504,056	1,839,895	628,690	8,343,951	8,972,641	566,219	8,406,422	10/17/2005
Clintonville, Wisconsin Industrial Manufacturing Building	3,475,426	54,674	4,717,090	-	54,674	4,717,090	4,771,764	394,213	4,377,551	10/31/2005
Maple Heights, Ohio Industrial Building	10,775,658	1,608,976	10,065,475	58,905	1,608,976	10,124,380	11,733,356	907,040	10,826,316	12/21/2005
Richmond, Virginia Industrial Building	5,275,000	735,820	5,335,863	36,437	735,820	5,372,300	6,108,120	448,636	5,659,484	12/30/2005
Toledo, Oho Industrial Building	3,000,000	263,068	2,811,801	39,916	263,068	2,851,717	3,114,785	263,707	2,851,078	12/30/2005
South Hadley, Massachusetts Industrial Building	2,418,750	470,636	2,765,376	10,000	470,636	2,775,376	3,246,012	203,983	3,042,029	2/15/2006
Champaign, Illinois Office Building	1,760,878	686,979	2,035,784	10,546	686,979	2,046,330	2,733,309	168,760	2,555,990	2/21/2006
Champaign, Illinois Office Building	3,452,701	1,347,017	3,991,733		1,347,017	3,991,733	5,338,750	330,901	5,011,745	2/21/2006
Champaign, Illinois Office Building	2,157,938	841,886	2,494,833		841,886	2,494,833	3,336,719	206,814	3,132,341	2/21/2006
Champaign, Illinois Office Building	1,973,391	769,888	2,281,475		769,888	2,281,475	3,051,363	189,127	2,864,463	2/21/2006
Roseville, Minnesota Office Building	19,472,740	2,587,757	25,290,127	-	2,587,757	25,290,127	27,877,884	2,260,331	25,617,553	2/21/2006
Burnsville, Minnesota Office Building	12,000,000	3,510,711	8,746,407	-	3,510,711	8,746,407	12,257,118	786,119	11,470,999	5/10/2006
Menomonee Falls, Wisconsin Industrial Building	6,940,000	624,700	6,910,616	-	624,700	6,910,616	7,535,316	450,378	7,084,938	6/30/2006
Baytown, Texas Office Building	2,000,000	221,314	2,443,469	-	221,314	2,443,469	2,664,783	178,660	2,486,123	7/11/2006
Sterling Heights, Michigan Industrial Building	-	2,734,887	8,606,190	12,676	2,734,887	8,618,866	11,353,753	502,557	10,851,196	9/22/2006
Birmingham, Alabama Industrial Building	-	611,597	2,325,761	-	611,597	2,325,761	2,937,359	137,747	2,799,612	9/29/2006
Montgomery, Alabama Industrial Building	-	221,965	844,081	-	221,965	844,081	1,066,046	49,992	1,016,054	9/29/2006
Columbia, Missouri Industrial Building	-	145,988	555,157	-	145,988	555,157	701,145	32,880	668,265	9/29/2006

GLADSTONE COMMERCIAL CORPORATION
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2008

		Initial Cost			Total Cost					
Location of Property	Encumbrances	Land	Buildings & Improvements	Costs Capitalized Subsequent to Acquisition	Land	Buildings & Improvements	Total [1]	Accumulated Depreciation [2]	Net Real Estate	Date Acquired
Mason, Ohio Office Building	$ 5,400,000	$ 797,274	$ 6,258,344	$ -	$ 797,274	$ 6,258,344	$ 7,055,618	$ 400,461	$ 6,655,157	1/5/2007
Raleigh, North Carolina Industrial Building	5,595,414	1,605,551	5,513,353	-	1,605,551	5,513,353	7,118,904	270,656	6,848,248	2/16/2007
Tulsa, Oklahoma Manufacturing Building	-	-	14,057,227	-	-	14,057,227	14,057,227	773,749	13,283,478	3/1/2007
Hialeah, Florida Industrial Building	-	3,562,452	6,671,600	-	3,562,452	6,671,600	10,234,052	311,989	9,922,063	3/9/2007
Tewksbury, Massachusetts Industrial Building	-	1,394,902	8,893,243	-	1,394,902	8,893,243	10,288,145	400,699	9,887,446	5/17/2007
Mason, Ohio Retail Building	4,935,559	1,201,338	4,960,987	-	1,201,338	4,960,987	6,162,325	190,415	5,971,910	7/1/2007
Cicero, New York Industrial Building	4,426,393	299,066	5,018,628	-	299,066	5,018,628	5,317,694	169,789	5,147,905	9/6/2007
Grand Rapids, Michigan Office Building	9,225,000	1,629,270	10,500,066	-	1,629,270	10,500,066	12,129,336	372,209	11,757,127	9/28/2007
Bollingbrook, Illinois Industrial Building	4,968,750	1,271,543	5,003,124	-	1,271,543	5,003,124	6,274,667	172,155	6,102,512	9/28/2007
Decatur, Georgia Office Building	3,283,096	784,188	3,245,281	-	784,188	3,245,281	4,029,469	91,938	3,937,531	12/13/2007
Decatur, Georgia Office Building	857,449	204,807	847,573	-	204,807	847,573	1,052,380	24,011	1,028,368	12/13/2007
Decatur, Georgia Office Building	1,076,322	257,086	1,063,925	-	257,086	1,063,925	1,321,011	30,141	1,290,870	12/13/2007
Lawrenceville, Georgia Office Building	2,842,102	678,854	2,809,365	-	678,854	2,809,365	3,488,219	79,588	3,408,631	12/13/2007
Snellville, Georgia Office Building	737,714	176,208	729,217	-	176,208	729,217	905,425	20,659	884,766	12/13/2007
Covington, Georgia Office Building	970,677	231,852	959,496	-	231,852	959,496	1,191,348	27,182	1,164,166	12/13/2007
Cumming, Georgia Office Building	3,090,174	738,107	3,054,580	-	738,107	3,054,580	3,792,687	86,535	3,706,152	12/13/2007
Conyers, Georgia Office Building	1,242,466	296,771	1,228,155	-	296,771	1,228,155	1,524,926	34,793	1,490,133	12/13/2007

GLADSTONE COMMERCIAL CORPORATION
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2008

		Initial Cost			Total Cost					
Location of Property	Encumbrances	Land	Buildings & Improvements	Costs Capitalized Subsequent to Acquisition	Land	Buildings & Improvements	Total [1]	Accumulated Depreciation [2]	Net Real Estate	Date Acquired
Reading, Pennsylvania Industrial Building	$ 5,257,500	$ 490,646	$ 6,202,376	$ -	$ 490,646	$ 6,202,376	$ 6,693,022	$ 147,383	$ 6,545,639	1/29/2008
Fridley, Minnesota Office Building	-	1,354,233	8,073,526	-	1,354,233	8,073,526	9,427,759	267,499	9,160,260	2/26/2008
Concord Township, Ohio Industrial Building	-	1,796,467	11,154,123	-	1,796,467	11,154,123	12,950,590	230,595	12,719,995	3/31/2008
Pineville, North Carolina Industrial Building	2,145,000	669,025	3,028,320	-	669,025	3,028,320	3,697,345	53,578	3,643,767	4/30/2008
Marietta, Ohio Industrial Building	4,500,000	829,014	6,607,265	-	829,014	6,607,265	7,436,279	57,956	7,378,323	8/29/2008
Chalfont, Pennsylvania Industrial Building	6,421,717	1,249,415	6,419,607	-	1,249,415	6,419,607	7,669,022	67,296	7,601,726	8/29/2008
	$ 255,111,173	$ 55,226,042	$ 330,817,567	$ 4,518,529	$ 55,226,042	$ 335,336,096	$ 390,562,138	$ 24,757,576	$ 365,804,562	

[1] The aggregate cost for land and building improvements for federal income tax purposes is the same as the total gross cost of land and building improvements.

[2] Depreciable life of all buildings is 39 years. Depreciable life of all improvements is the shorter of the useful life of the assets or the life of the respective leases on each building, which range from 5-20 years.

The following table reconciles the change in the balance of real estate during the years ended December 31, 2008, 2007 and 2006, respectively:

	2008	2007	2006
Balance at beginning of period	$ 340,500,406	$ 243,713,542	$ 165,043,640
Acquisitions during period	47,874,020	95,396,039	83,466,860
Improvements or other additions	2,187,712	1,390,825	183,000
Dispositions during period	-	-	(4,979,958)
Balance at end of period	$ 390,562,138	$ 340,500,406	$ 243,713,542

The following table reconciles the change in the balance of accumulated depreciation during the years ended December 31, 2008, 2007 and 2006, respectively:

	2008	2007	2006
Balance at beginning of period	$ 15,738,634	$ 8,595,419	$ 3,408,879
Additions during period	9,018,942	7,143,215	5,351,414
Dispositions during period	-	-	(164,874)
Balance at end of period	$ 24,757,576	$ 15,738,634	$ 8,595,419

GLADSTONE COMMERCIAL CORPORATION
SCHEDULE IV – MORTGAGE LOANS ON REAL ESTATE
DECEMBER 31, 2008

Location and Type of Real Estate	Type of Loan	Interest Rate	Final Maturity Date	Periodic Payment Term	Prior Lien	Face Amount of Mortgage	Carrying Amount of Mortgage [1]	Principal Amount of Loans Subject to Delinquent Principal or Interest
McLean, Virginia Office Property	First Mortgage	1 month LIBOR +6%; Floor of 7.5%, Ceiling of 10%	5/30/2017	Monthly payment based upon a 24 year amortization term, which changes based on LIBOR, with a floor of 7.5% and a ceiling of 10%. Payments are interest only until June 2011. Balloon payment at maturity is $8,324,514.	-	$ 10,000,000	$ 10,000,000	$ -
						$ 10,000,000	$ 10,000,000	

[1] The aggregate cost for federal income tax purposes is the same as the carrying amount of the mortgage.

The following table reconciles the change in the balance of mortgage loans on real estate during the years ended December 31, 2008, 2007 and 2006, respectively:

	2008	2007	2006
Balance at beginning of period	$ 10,000,000	$ 10,000,000	$ 21,025,815
Collections of principal	-	-	(44,742)
Satisfaction of mortgage loan receivable	-	-	(10,981,073)
Balance at end of period	$ 10,000,000	$ 10,000,000	$ 10,000,000

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2008, our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2008 in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in applicable SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure. However, in evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of necessarily achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

b) Management's Annual Report on Internal Control Over Financial Reporting

Refer to Management's Report on Internal Controls over Financial Reporting located in Item 8 of this Form 10-K.

c) Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm located in Item 8 of this Form 10-K.

d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

On November 3, 2008, we exercised the option under our existing loan agreement with KeyBank National Association to extend the term of our $20 million unsecured loan by six months, resulting in a new maturity date of June 20, 2009. The loan was originally set to expire on December 20, 2008.

PART III

We will file a definitive Proxy Statement for our 2009 Annual Meeting of Stockholders (the "2009 Proxy Statement") with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2009 Proxy Statement that specifically address the items set forth herein are incorporated by reference.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 is hereby incorporated by reference from our 2009 Proxy Statement under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Ethics."

Item 11. Executive Compensation

The information required by Item 11 is hereby incorporated by reference from our 2009 Proxy Statement under the captions "Executive Compensation" and "Director Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is hereby incorporated by reference from our 2009 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is hereby incorporated by reference from our 2009 Proxy Statement under the captions "Transactions with Related Persons" and "Information Regarding the Board of Directors and Corporate Governance."

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is hereby incorporated by reference from our 2009 Proxy Statement under the captions "Independent Registered Public Accounting Firm Fees" and "Pre-Approval Policy and Procedures."

PART IV

Item 15. Exhibits and Financial Statement Schedules

a. DOCUMENTS FILED AS PART OF THIS REPORT

1. The following financial statements are filed herewith:

Report of Management on Internal Controls over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2008 and December 31, 2007
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
Notes to Financial Statements

2. Financial statement schedules

Schedule III – Real Estate and Accumulated Depreciation is filed herewith.
Schedule IV – Mortgage Loans on Real Estate is filed herewith.
All other schedules are omitted because they are not applicable, or because the required information is included in the financial statements or notes thereto.

3. Exhibits

The following exhibits are filed as part of this report or hereby incorporated by reference to exhibits previously filed with the Securities and Exchange Commission:

Exhibit Index

Exhibit	Description of Document
3.1	Amended and Restated Articles of Incorporation, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-11 (File No. 333-106024), filed September 11, 2003.
3.2	Bylaws, incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-11 (File No. 333-106024), filed September 11, 2003.
3.2.1	First Amendment to Bylaws, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K (File No. 000-50363), filed July 10, 2007.
4.1	Articles Supplementary Establishing and Fixing the Rights and Preferences of the 7.75% Series A Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.3 of Form 8-A (File No. 000-50363), filed January 19, 2006.
4.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of the 7.5% Series B Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.4 of Form 8-A (File No. 000-50363), filed October 19, 2006.
4.3	Form of Certificate for 7.75% Series A Cumulative Redeemable Preferred Stock of Gladstone Commercial Corporation, incorporated by reference to Exhibit 4.1 of Form 8-A (File No. 000-50363), filed January 19, 2006.
4.4	Form of Certificate for 7.5% Series B Cumulative Redeemable Preferred Stock of Gladstone Commercial Corporation, incorporated by reference to Exhibit 4.2 of Form 8-A (File No. 000-50363), filed October 19, 2006.
4.5	Amendment to the Stock Transfer Agency Agreement dated as of August 18, 2003 by and between Gladstone Commercial Corporation, and The Bank of New York.
10.1	Agreement of Limited Partnership of Gladstone Commercial Limited Partnership, dated July 17, 2003, incorporated by reference to Exhibit 10.3 to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-106024), filed July 22, 2003.
10.2	Real Property Purchase and Sale Agreement between 3058348 Nova Scotia Company, 3058349 Nova Scotia Company and Gladstone Commercial Limited Partnership, dated August 11, 2004, incorporated by reference to Exhibit 10.4 to the Form 10-K (File No. 000-50363), filed March 8, 2005.
10.3	Real Property Purchase and Sale Agreement between PBC– Pocono, L.L.C., PBC– Norfolk, L.L.C. and Gladstone Commercial Limited Partnership, dated August 11, 2004, incorporated by reference to Exhibit 10.5 to the Form 10-K (File No. 000-50363), filed March 8, 2005.
10.4	Trademark License Agreement, dated December 20, 2004, between Gladstone Commercial Corporation and Gladstone Management Corporation, incorporated by reference to Exhibit 10.6 to the Form 10-K (File No. 000-50363), filed March 8, 2005.
10.5	First Amendment to Agreement of Limited Partnership of Gladstone Commercial Limited Partnership, dated September 1, 2004, incorporated by reference to Exhibit 10.8 to the Form 10-K (File No. 000-50363), filed March 8, 2005.

10.6 Promissory Note between Key Bank National Association and CMI04 Canton NC LLC, dated March 14, 2005, incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (File No. 000-50363), filed May 4, 2005.

10.7 Loan Agreement between AFL05 Duncan SC LLC and Little Arch Charlotte NC LLC and Bank of America, N.A., dated as of August 25, 2005, incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K (File No. 000-50363), filed August 29, 2005.

10.8 Promissory Note between AFL05 Duncan SC LLC and Little Arch Charlotte NC LLC and Bank of America, N.A., dated as of August 25, 2005, incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K (File No. 000-50363), filed August 29, 2005.

10.9 Mortgage and Security Agreement between 260 Springside Drive, Akron OH LLC and JP Morgan Chase Bank, N.A., dated as of September 12, 2005, incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K (File No. 000-50363), filed September 13, 2005.

10.10 Fixed Rate Note between 260 Springside Drive, Akron OH LLC and JP Morgan Chase Bank, N.A., dated as of September 12, 2005, incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K (File No. 000-50363), filed September 13, 2005.

10.11 Loan Agreement between PZ05 Maple Heights OH LLC, WMI05 Columbus OH LLC, and OB Crenshaw GCC, LP, and Countrywide Commercial Real Estate Finance, Inc., dated as of December 21, 2005, incorporated by reference to Exhibit 10.8 of the Current Report on Form 8-K (File No. 000-50363), filed December 22, 2005.

10.12 Promissory Note between PZ05 Maple Heights OH LLC, WMI05 Columbus OH LLC, and OB Crenshaw GCC, LP, and Countrywide Commercial Real Estate Finance, Inc., dated as of December 21, 2005, incorporated by reference to Exhibit 10.9 of the Current Report on Form 8-K (File No. 000-50363), filed December 22, 2005.

10.13 First Amended and Restated Agreement of Limited Partnership of Gladstone Commercial Limited Partnership, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 000-50363), filed February 1, 2006.

10.14 Loan agreement between Stonewater Dox Funding LLC and Wells Fargo Bank, National Association, dated as of November 21, 2003, incorporated by reference to Exhibit 10.20 of the Current Report on Form 8-K (File No. 000-50363), filed February 24, 2006.

10.15 Assumption agreement between Stonewater Dox Funding LLC, ACI06 Champaign IL LLC, Gladstone Commercial Corporation and LaSalle Bank National Association, dated as of February 21, 2006, incorporated by reference to Exhibit 10.21 of the Current Report on Form 8-K (File No. 000-50363), filed February 24, 2006.

10.16 Promissory note between Stonewater Dox Funding LLC and Wells Fargo Bank, National Association, dated as of November 21, 2003, incorporated by reference to Exhibit 10.22 of the Current Report on Form 8-K (File No. 000-50363), filed February 24, 2006.

10.17 Purchase agreement between Stonewater UIS Funding LLC and Gladstone Commercial Limited Partnership, dated as of November 23, 2005, as the same has been modified by that certain Amendment to Purchase Agreement dated December 22, 2005, that certain Amendment to Purchase Agreement dated December 30, 2005, that certain Amendment to Purchase Agreement dated January 6, 2006, that certain Amendment to Purchase Agreement dated January 13, 2006, that certain Amendment to Purchase Agreement dated January 17, 2006 and that certain Amendment to Purchase Agreement dated January 20, 2006., incorporated by reference to Exhibit 10.23 of the Current Report on Form 8-K (File No. 000-50363), filed February 24, 2006.

10.18 Loan agreement between Stonewater Dox Funding LLC and Greenwich Capital Financial Products, Inc, dated as of May 12, 2004, incorporated by reference to Exhibit 10.24 of the Current Report on Form 8-K (File No. 000-50363), filed February 24, 2006.

10.19 Loan assumption agreement between Stonewater UIS Funding LLC, and UC06 Roseville MN LLC, Gladstone Commercial Corporation and LaSalle Bank National Association, dated as of February 21, 2006, incorporated by reference to Exhibit 10.25 of the Current Report on Form 8-K (File No. 000-50363), filed February 24, 2006.

10.20 Promissory note between Stonewater UIS Funding LLC and Greenwich Capital Financial Products, Inc, dated as of May 12, 2004, incorporated by reference to Exhibit 10.26 of the Current Report on Form 8-K (File No. 000-50363), filed February 24, 2006.

10.21 Purchase agreement between Stonewater UIS Funding LLC and Gladstone Commercial Limited Partnership, dated as of November 23, 2005, as the same has been modified by that certain Amendment to Purchase Agreement dated December 22, 2005, that certain Amendment to Purchase Agreement dated December 30, 2005, that certain Amendment to Purchase Agreement dated January 6, 2006, that certain Amendment to Purchase Agreement dated January 13, 2006, that certain Amendment to Purchase Agreement dated January 17, 2006 and that certain Amendment to Purchase Agreement dated January 20, 2006, incorporated by reference to Exhibit 10.27 of the Current Report on Form 8-K (File No. 000-50363), filed February 24, 2006.

10.22 Loan agreement between IXIS Real Estate Capital Inc. and 2525 N Woodlawn Vstrm Wichita KS, LLC, CI05 Clintonville WI LLC and MSI05-3 LLC, dated as of April 27, 2006, incorporated by reference to Exhibit 10.29 of the Quarterly Report on Form 10-Q (File No. 000-50363), filed May 2, 2006.

10.23 Promissory note between IXIS Real Estate Capital Inc. and 2525 N Woodlawn Vstrm Wichita KS, LLC, CI05 Clintonville WI LLC and MSI05-3 LLC, dated as of April 27, 2006, incorporated by reference to Exhibit 10.30 of the Quarterly Report on Form 10-Q (File No. 000-50363), filed May 2, 2006.

10.24* Joint Directors Nonqualified Excess Plan of Gladstone Commercial Corporation, Gladstone Capital Corporation and Gladstone Investment Corporation, dated as of July 11, 2006, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 000-50363), filed July 12, 2006.

10.25 Custodial Agreement between Branch Banking and Trust Company of Virginia, as Custodian, and Gladstone Commercial Company, dated as of May 1, 2006, incorporated by reference to Exhibit 10.33 of the Quarterly Report on Form 10-Q (File No. 000-50363), filed May 2, 2006.

10. 26 Deed of Trust, Assignment of Leases and Rents and Security Agreement between First Park Ten COCO San Antonio, L.P. and CIBC Inc., dated as of November 22, 2006, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 000-50363), filed November 28, 2006.

10.27 Deed of Trust, Assignment of Leases and Rents and Security Agreement between SLEE Grand Prairie, L.P. and CIBC Inc., dated as of November 22, 2006, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No. 000-50363), filed November 28, 2006.

10.28 Deed of Trust, Assignment of Leases and Rents and Security Agreement between OB Midway NC Gladstone Commercial LLC, and CIBC Inc., dated as of November 22, 2006, incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K (File No. 000-50363), filed November 28, 2006.

10.29 Promissory Note First Park Ten COCO San Antonio, L.P., SLEE Grand Prairie, L.P. and OB Midway NC Gladstone Commercial LLC and CIBC Inc., N.A., dated as of November 22, 2006, incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K (File No. 000-50363), filed November 28, 2006.

10.30 Mortgage, Assignment of Leases and Rents and Security Agreement between HMBF05 Newburyport MA LLC and CIBC Inc., dated as of December 22, 2006, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 000-50363), filed December 28, 2006.

10.31 Open-end Mortgage, Assignment of Leases and Rents and Security Agreement between SVMMC05 Toledo OH LLC and CIBC Inc., dated as of December 22, 2006, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No. 000-50363), filed December 28, 2006.

10.32 Mortgage, Assignment of Leases and Rents and Security Agreement between TCI06 Burnsville MC LLC and CIBC Inc., dated as of December 22, 2006, incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K (File No. 000-50363), filed December 28, 2006.

10.33 Promissory Note between HMBF05 Newburyport MA LLC, SVMMC05 Toledo OH LLC and TCI06 Burnsville MC LLC and CIBC Inc., dated as of December 22, 2006, incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K (File No. 000-50363), filed December 28, 2006.

10.34 Credit Agreement dated as of December 29, 2006 among Gladstone Commercial Limited Partnership as Borrower and Gladstone Commercial Corporation as Guarantor, the Initial Guarantors Listed Therein, the Banks Listed Therein and KeyBank National Association, as Administrative Agent, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 000-50363), filed January 3, 2007.

10.35 Amended and Restated Investment Advisory Agreement between Gladstone Commercial Corporation and Gladstone Management Corporation, dated January 1, 2007 incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K (File No. 000-50363), filed January 3, 2007 (renewed on July 9, 2008).

10.36 Administration Agreement between Gladstone Commercial Corporation and Gladstone Administration, LLC, dated January 1, 2007 incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K (File No. 000-50363), filed January 3, 2007 (renewed on July 9, 2008).

10.37 Accordian Agreement between Gladstone Commercial Limited Partnership and KeyBank National Association, dated November 13, 2007 incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 000-50363), filed November 16, 2007.

10.38 Note Agreement between Gladstone Commercial Limited Partnership and KeyBank National Association, dated December 21, 2007 incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 000-50363), filed December 27, 2007.

11 Computation of Per Share Earnings from Operations (included in the notes to the audited financial statements contained in this report).

12 Statements re: computation of ratios (included in Selected Financial Data contained in this report).

14	Gladstone Commercial Corporation Code of Business Conduct and Ethics, dated October 11, 2005, incorporated by reference to Exhibit 14.1 to Current Report on Form 8-K (File No. 000-50363), filed October 12, 2005.
21	Subsidiaries of Gladstone Commercial Corporation.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.
31 .2	Certification of Chief Financial Officer pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.
32 .1	Certification of Chief Executive Officer pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.
32 .2	Certification of Chief Financial Officer pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.

* Denotes management contract, compensation plan, contract or other arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gladstone Commercial Corporation

Date: February 25, 2009 By: /s/ Danielle Jones

Danielle Jones
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

Date: February 25, 2009 By: /s/ David Gladstone

David Gladstone
Chief Executive Officer and Chairman of the Board of Directors
(principal executive officer)

Date: February 25, 2009 By: /s/ Terry Lee Brubaker

Terry Lee Brubaker
Vice Chairman, Chief Operating Officer and Director

Date: February 25, 2009 By: /s/ George Stelljes III

George Stelljes III
President, Chief Investment Officer and Director

Date: February 25, 2009 By: /s/ Danielle Jones

Danielle Jones
Chief Financial Officer
(principal financial and accounting officer)

Date: February 25, 2009 By: /s/ David A.R. Dullum

David A.R. Dullum
Director

Date: February 25, 2009 By: /s/ Anthony W. Parker

Anthony W. Parker
Director

Date: February 25, 2009 By: /s/ Michela A. English

Michela A. English
Director

Date: February 25, 2009 By: /s/ Paul Adelgren

Paul Adelgren
Director

Date: February 25, 2009 By: /s/ Maurice Coulon

Maurice Coulon
Director

Date: February 25, 2009 By: /s/ John Outland

John Outland
Director

Date: February 25, 2009 By: /s/ Gerard Mead

Gerard Mead
Director

Corporate Information

Board of Directors and Executive Officers

David Gladstone
Chairman of the Board and Chief Executive Officer

Terry Lee Brubaker
Vice Chairman of the Board, Chief Operating Officer and Secretary

George Stelljes III
Director, President and Chief Investment Officer

Paul Adelgren
Director and Pastor of Missionary Alliance Church

Maurice W. Coulon
Director and Private Real Estate Investor

David A.R. Dullum
Director and President of Gladstone Investment Corp. and Partner of New England Partners

Michela A. English
Director and President and CEO of Fight for Children

Gerard Mead
Director and Founder and Chairman of the Board of Gerard Mead Capital Management

John H. Outland
Director and Private Investor

Anthony W. Parker
Director and Founder and Chairman of Snell Professional Corp.

Danielle Jones
Chief Financial Officer

Gary Gerson
Treasurer

Gladstone Management Team Members

Michael Brown
Managing Director

Joseph Bute
Managing Director

Bill Cooke
Managing Director

Arthur S. "Buzz" Cooper
Managing Director

Robert Corry
Managing Director

Brian Eick
Managing Director

Ben Emmons
Managing Director

John Freal
Managing Director

Paul Giusti
Managing Director

Laura Gladstone
Managing Director

Lud Kimbaugh
Managing Director

Chris Massey
Managing Director

David Meier
Managing Director

Robert Pierce
Managing Director

Virginia Rollins
Managing Director

John Sateri
Managing Director

Jennifer Simpson
Managing Director

Jack Dellafiora
Chief Compliance Officer

Kevin Cheetham
President, Gladstone Administration

Stock Exchange Listing

The common stock of the Company trades on the Nasdaq Global Market under the symbol GOOD. The preferred stocks of the Company trade on the Nasdaq Global Market under the symbols GOODP and GOODO.

Transfer Agent

The Bank of New York Mellon
Shareowner Services
Shareholder Relations Department
480 Washington Blvd.
Jersey City, NJ 07310

Stockholder Inquiries

Email: shareowners@bankofny.com
Website: www.stockbny.com
Inside the US:
1 (800) 524 4458 (toll free)
Outside the US:
1 (610) 382 7833 (collect calls accepted)

Financial Information

Stockholders may receive a copy of the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q by contacting the Company or going to the Company's website at www.gladstonecommercial.com, the SEC's website at www.SEC.gov or by visiting the SEC at 100 F Street NE, Washington, DC 20549.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Legal Counsel

Cooley Godward Kronish LLP
Dickstein Shapiro LLP

Company Website

www.gladstonecommercial.com

This 2008 Annual Report contains forward-looking statements. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers of this 2008 Annual Report should be aware that there are various factors that could cause actual results to differ materially from any forward-looking statements made in this report. Factors that could cause or contribute to such differences include, but are not limited to, changes in general economic and business conditions, industry trends, changes in government rules and regulations (including changes in tax laws) and environmental rules and regulations. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this 2008 Annual Report.

Designed by Curran & Connors, Inc. / www.curran-connors.com

GLADSTONE COMMERCIAL

Gladstone Commercial Corporation
1521 Westbranch Drive
McLean, VA 22102

Telephone: 703-287-5800
Fax: 703-287-5801
Email: info@gladstonecommercial.com
Web: www.gladstonecommercial.com